June 12, 2006

SUPPL

U.S. Se[illegible] and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from April 1 2006 to May 31 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 6/19

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM APRIL 1, 2006 TO MAY 31, 2006

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Annual Financial Results and Forecast dated May 23, 2006 (English translation attached) (Exhibit A1(a), A1(b))

2. Extraordinary Reports:
See Annex B for a brief description.

 (a) Extraordinary Report dated April 3, 2006(*) (Exhibit A2(a)).
 (b) Extraordinary Report dated April 28, 2006 (Exhibit A2(b)).
 (c) Extraordinary Report dated April 28, 2006(*) (Exhibit A2(c)).

3. Amendment Reports of Extraordinary Reports:
See Annex B for a brief description.

 Amendment Report of Extraordinary Report dated April 28, 2006 (Exhibit A3).

4. Public Announcements (summary English translations attached):

 (a) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated April 26, 2006 (Exhibit A4(a)).
 (b) "Sumitomo Mitsui Banking Corporation Issued Administrative Orders By The Financial Services Agency" dated April 27, 2006 (Exhibit A4(b)).
 (c) "Revision of Consolidated Earnings Forecasts for the Fiscal Year ended March 31, 2006" dated April 28, 2006 (Exhibit A4(c)).
 (d) "Notice regarding signing of share exchange agreement for making SMBC Friend Securities into a wholly-owned subsidiary of SMFG" dated April 28, 2006 (Exhibit A4(d)).
 (e) "Notice regarding Repurchase and Cancellation of Public Fund Preferred Stocks" dated May 12, 2006 (Exhibit A4(e)).
 (f) "Notice regarding Business Alliance between Osaka Gas Information System Research Institute And Sakura Information System" dated May 23, 2006 (Exhibit A4(f)).
 (g) "Notice regarding Establishment of Limit for Acquiring Own Stock and Reduction in "Capital Reserve" (Transfer to "Other Capital Surplus")" dated May 23, 2006 (Exhibit A4(g)).
 (h) "Notice regarding Partial Amendment of Articles of Incorporation" dated May 23, 2006 (Exhibit A4(h)).
 (i) "Notice regarding Collaboration between Daiwa Securities Co., Ltd and Sumitomo Mitsui Banking Corporation in Retail Business Area" dated May 25, 2006 (Exhibit A4(i)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Extraordinary Reports:

   (a) Report to the Minister of Finance concerning change of representative directors. (*) (Exhibit A2(a))
   (b) Report to the Minister of Finance concerning signing of a share exchange agreement to make SMBC Friend Securities into a wholly-owned subsidiary of SMFG. (Exhibit A2(b))
   (c) Report to the Minister of Finance concerning change of representative directors. (*) (Exhibit A2(c)

2. Amendment Reports of Extraordinary Reports:

   Report to the Minister of Finance concerning an amendment of Extraordinary Report dated March 30, 2006 regarding a resolution to make SMBC Friend Securities a wholly-owned subsidiary of SMFG by share exchange subject to regulatory approval. (Exhibit A3)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

平成18年 3月期　決算短信(連結)

平成18年 5月23日

上場会社名	株式会社 三井住友フィナンシャルグループ	上場取引所	東証・大証・名証
コード番号	8316	本社所在都道府県	東京都
(URL http://www.smfg.co.jp)			
代表者	取締役社長　北　山　禎　介		
問合せ先責任者	財務部副部長　正　脇　久　昌		
決算取締役会開催日	平成18年5月23日	TEL	(03)5512-3411
米国会計基準採用の有無	無	特定取引勘定設置の有無	有

1．平成18年3月期の連結業績（平成17年4月1日～平成18年3月31日）

(1) 連結経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成18年3月期	3,705,136	(3.5)	963,554	(—)	686,841	(—)
平成17年3月期	3,580,796	(0.8)	△ 30,293	(—)	△ 234,201	(—)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成18年3月期	94,733 62	75,642 94	33.2	0.9	26.0
平成17年3月期	△ 44,388 07	—	△ 23.0	△ 0.0	△ 0.8

(注) ① 持分法投資損益　平成18年3月期　31,887 百万円
平成17年3月期　27,142 百万円

② 期中平均株式数(連結)　平成18年3月期　6,978,978 株
平成17年3月期　5,879,572 株

③ 会計処理の方法の変更　無

④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率（第一基準）
	百万円	百万円	%	円 銭	%
平成18年3月期	107,010,575	4,454,399	4.2	400,168 90	[速報値] 12.39
平成17年3月期	99,731,858	2,775,728	2.8	164,821 09	9.94

(注) 期末発行済株式数(連結)　平成18年3月期　7,417,865 株
平成17年3月期　5,869,288 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成18年3月期	2,208,354	△ 662,482	679,464	5,159,822
平成17年3月期	△ 3,280,122	2,623,525	54,199	2,930,645

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　162 社　　持分法適用の非連結子会社数　3 社　　持分法適用の関連会社数　60 社

(5) 連結範囲及び持分法の適用の異動状況（平成17年3月期末対比）

連結　(新規)　20 社　(除外)　25 社　　持分法　(新規)　15 社　(除外)　5 社

2．平成19年3月期の連結業績予想(平成18年4月1日～平成19年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,750,000	440,000	260,000
通期	3,700,000	1,010,000	570,000

(参考) 1株当たり予想当期純利益(通期)　72,745 円 13 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

○期中平均株式数（連結）

	平成18年3月期	平成17年3月期
普通株式	6,978,978株	5,879,572株
第一種優先株式	35,000株	48,333株
第二種優先株式	100,000株	100,000株
第三種優先株式	695,000株	738,750株
第1-12回第四種優先株式	50,100株	50,100株
第13回第四種優先株式	4,748株	112,352株
第1回第六種優先株式	70,001株	575株

○期末発行済株式数（連結）

	平成18年3月期	平成17年3月期
普通株式	7,417,865株	5,869,288株
第一種優先株式	35,000株	35,000株
第二種優先株式	100,000株	100,000株
第三種優先株式	695,000株	695,000株
第1-12回第四種優先株式	50,100株	50,100株
第13回第四種優先株式	ー株	107,087株
第1回第六種優先株式	70,001株	70,001株

【参考】

○株主資本当期純利益率

$$\frac{\text{当期純利益}-\text{優先株式配当金総額}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額})+(\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\}\div 2}\times 100$$

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{予想期中平均普通株式数(除く自己株式)(注)}}$$

(注)平成18年9月に予定されている株式交換により普通株式（249,015株）が増加することを勘案し、予想期中平均普通株式数を 7,500,302 株として算出しております。

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６２社、持分法適用会社は６３社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

- □株式会社三井住友銀行
- □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

- □三井住友銀リース株式会社
- □三井住友銀オートリース株式会社

＜海外＞

- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

- □三井住友カード株式会社（クレジットカード業務）
- □さくらカード株式会社（クレジットカード業務）
- □ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
- □ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □ＳＭＢＣフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
- □株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）
- □ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

- ○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
- ○アットローン株式会社（個人向けローン業務）
- ○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
- ○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
- ○エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
- ○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

- □SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ関連業務）
- □SMBC Securities, Inc.（証券業務）
- □Sumitomo Mitsui Finance Australia Limited（投融資業務）

Ⅱ．経営方針

１．経営の基本方針

当社は、経営理念として以下を定めております。

○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○ 事業の発展を通じて、株主価値の永続的な増大を図る。
○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、グループ一体となって、「お客さま、株主・市場、社会から最高の信頼を得られ世界に通じるトップバンク」を実現してまいります。

２．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則って利益配分を行う方針であります。

なお、本年５月１日に会社法が施行されましたが、本年６月下旬開催予定の当社第４期定時株主総会において、剰余金の配当を取締役会で決定出来る旨の定款変更（会社法第459条）を行う予定はございません。

３．投資単位引下げに関する考え方

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えております。

４．目標とする経営指標

当社は、平成17年度からの４年間を対象とする中期経営計画において、以下四点の経営指標を、最終年度であります平成20年度における目標として掲げております。

○ 連結ROE	15%以上
○ 連結当期純利益	6,500億円以上
○ 連結BIS自己資本比率	11%程度
○ 連結TierⅠ比率	7%程度

なお、公的資金につきましては、関係当局の承認を前提に、当社の財務状況や、株価動向及び経済動向等を踏まえつつ、平成18年度末までの早期返済を目指してまいります。

５．中長期的な経営戦略

当社が、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

① 常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、
② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社は、平成17年度からの４年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配

置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。
第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。
第五に、企業価値の向上、CSR（企業の社会的責任）の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

6．対処すべき課題

当社の子会社であります株式会社三井住友銀行は、昨年12月、公正取引委員会より、過去の法人のお客さま向けの金利スワップの販売方法について独占禁止法における「優越的地位の濫用」に該当する行為が複数認められたとして勧告を受け、また、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けました。当社及び同行はこの事態を重く受け止め、役職員一同、再発防止と信頼回復に向け真摯に対応してまいります。

平成 18 年度につきましては、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組み、今後、持続的成長を遂げていくための地歩を固めてまいりたいと考えております。

（お客さまの価値創造に資する質の高い商品・サービスの提供）
第一に、当社は、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、コンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発・提供するとともに、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。また、平日夜間や休日にも営業する SMBC コンサルティングプラザ等の拠点網の拡充、高い専門性を持つコンサルタントの増員によって、お客さまのニーズへの対応力や利便性を一段と向上させてまいります。更に、他業界のリーディング・カンパニーやグループ会社との協働を通じたサービスも一段と充実させてまいります。具体的には、株式会社三井住友銀行とプロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カード iD」を更に拡充するとともに、本年 3 月に発表いたしました、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、株式会社三井住友銀行と SMBC フレンド証券株式会社との協働による資産運用サービスの早期事業化等を進めてまいります。

法人のお客さまにつきましては、本年 4 月、株式会社三井住友銀行に「コーポレート・アドバイザリー本部」を新設し、情報・ノウハウを集約することによって、事業拡大・企業再編等のお客さまの経営課題の解決に向けたソリューション提供力を一段と高度化、お客さまの企業価値向上に一層貢献してまいります。また、かねてよりご好評をいただいておりますビジネスセレクトローン等の中小企業の皆さま向けの無担保貸出や、シンジケート・ローン、債権流動化等につきましても引き続き推進し、多様化するお客さまの資金調達ニーズに的確に応えてまいります。加えて、三井住友銀リース株式会社による商品リース、不動産リース等の各種リース業務、株式会社日本総合研究所によるコアシステム受託や IT コンサルティング業務、大和証券エスエムビーシー株式会社による投資銀行業務等、グループ一体となったお客さまへのソリューション提供をさらに推進してまいります。また、海外におきましても、経済成長の著しい地域における営業拠点の新設、プロジェクト・ファイナンス等の当社が強みを持つ業務のさらなる高度化や、内外連携体制の一段の整備によって、お客さまのグローバルなニーズに応えてまいります。市場営業業務におきましては、インターネットの活用等

によるお客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ALM体制の強化、運用手段の多様化に取り組んでまいります。

(強固な企業基盤の構築)
第二に、当社は、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

まず、当社は、コンプライアンス、リスク管理、内部監査等の内部管理体制を一段と高度化してまいります。コンプライアンスにつきましては、昨年12月の公正取引委員会からの勧告を踏まえ、本年4月、株式会社三井住友銀行に「コンプライアンス部門」を新設、法令等の遵守を一層徹底してまいります。また、併せて新設した「品質管理部」を通じてお客さまのご意見や視点をより積極的に経営・業務に活かすとともに、増加する金融犯罪への対応も一段と強化してまいります。リスク管理につきましては、当社の事業範囲の拡大に対応した高度化をさらに進めるとともに、平成18年度末に予定されておりますバーゼルII(新BIS規制)導入を踏まえた体制強化をグループ全体で推進してまいります。そして、これらのコンプライアンスやリスク管理等の有効性を一層厳格に検証するべく、内部監査体制を強化してまいります。更に、中長期的な視点での人材育成、女性従業員が一段と能力を発揮できる体制作り等、人材マネジメントの高度化に向けた取組みも進めてまいります。

また、当社は、質の高い収益体質を構築することによって資本の質・量両面での拡充を進め、財務基盤を一段と強化してまいります。公的資金につきましては、経営資源の戦略的投入、ならびに、株主の皆さまへの利益還元を含む資本政策に関する経営の柔軟性を向上させるべく、関係当局の承認を前提に、当社の財務状況や、株価動向及び経済動向等を踏まえつつ、平成18年度末までの早期返済を目指してまいります。

当社は、平成18年度、これらの取組みにおいて着実な成果を示すことにより、「お客さま、株主・市場、社会」からのご評価をさらに高めてまいりたいと考えております。

7．親会社等に関する事項

該当事項はありません。

III．経営成績及び財政状態

1．当連結会計年度の概況

(1) 損益

当連結会計年度は、「確固たる収益水準の確保」に向け、重点戦略分野における施策等を展開し、収益力の強化に努めてまいりました。

経常収益は、株式売却益等のその他経常収益及び特定取引収益が減少する一方、貸出金利息等の資金運用収益、役務取引等収益及びその他業務収益が増加したこと等を要因に、前連結会計年度対比３．５%増の３兆７，０５１億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前連結会計年度において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことにより、当連結会計年度の貸倒引当金繰入額等が減少したことから、その他経常費用が大幅に減少し、前連結会計年度対比２４．１%減の２兆７，４１５億円となりました。

その結果、経常利益は９，６３５億円、特別損益等を勘案した当期純利益は６，８６８億円となりました。

（２）業容

預金は、前連結会計年度末対比２兆３，５９２億円増加して７０兆８，３４１億円となり、譲渡性預金は、同４６億円減少して２兆７，０８６億円となりました。

一方、貸出金は、同２兆４，６７３億円増加し、５７兆２，６７２億円となりました。
総資産は、同７兆２，７８７億円増加し、１０７兆１０５億円となりました。

（３）純資産

純資産額は、当期純利益の計上、その他有価証券評価差額金の増加、公募増資及び自己株式の売り出しによる資本調達等により、前連結会計年度末対比１兆６，７８６億円増加して４兆４，５４３億円となりました。

（４）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比５兆４，８８４億円増加して＋２兆２，０８３億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同３兆２，８６０億円減少して△６，６２４億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同６，２５２億円増加して＋６，７９４億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比２兆２，２９１億円増加して５兆１，５９８億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が９３（前連結会計年度対比△０）％、リース業が２（同△０）％、その他事業が５（同＋０）％、同経常収益シェアが、銀行業が６４（前連結会計年度対比△１）％、リース業が１９（同＋０）％、その他事業が１７（同＋１）％となりました。また、所在地別の内部取引消去前の総資産シェアは、日本が８９（前連結会計年度対比△１）％、米州が５（同＋０）％、欧州、アジア・オセアニアは、各々３（同＋１）％、３（同＋０）％、同経常収益シェアは、日本が８６（前連結会計年度対比△５）％、米州が６（同＋２）％、欧州、アジア・オセアニアは、各々３（同＋１）％、５（同＋２）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１２．３９％となりました。

２．平成１９年３月期の見通し

（１）業績全般に関する見通し

平成１９年３月期につきましては、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化を図ってまいります。

業績の見通しは、連結経常収益３兆７，０００億円、連結経常利益１兆１００億円、連結当期純利益５，７００億円を予想しております。

また、当社単体の業績の見通しは、営業収益３，６００億円、経常利益３，５５０億円、当期純利益３，５５０億円を予想しております。

（２）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、内部留保の水準を勘案し、次の通りとする予定であります。なお、中間配当は実施致しません。

普通株式	１株当たり	４，０００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第１回第六種優先株式	１株当たり	８８，５００円

３．事業等のリスク

当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

・不良債権残高及び与信関係費用が増加するリスク
・保有株式に係るリスク
・トレーディング業務、保有国債等に係るリスク
・為替リスク
・自己資本比率が悪化するリスク
・当社グループに対する外部格付が低下するリスク
・当社グループのビジネス戦略が奏功しないリスク
・合弁事業、提携、買収が奏功しないリスク
・各種の規制及び制度等の変更に伴うリスク

（注）上記の事項は、決算発表日現在において認識しているものであります。

Ⅳ．連結財務諸表等

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　１６２社

主要な会社名
株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、日綜（上海）信息系統有限公司他１９社は新規設立等により、当連結会計年度から連結子会社としております。

わかしおオフィスサービス株式会社他１２社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他１１社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　３社

主要な会社名　SBCS Co.,Ltd.

SBL Holdings Limited は清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

（２）持分法適用の関連会社　６０社

主要な会社名
プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、旧エヌ・アイ・エフベンチャーズ株式会社（エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社に商号変更）他１４社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。

また、P.T.Perjahl Leasing Indonesia 他３社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の決算日等に関する事項

（１） 連結子会社の決算日は次のとおりであります。

６月末日	２社
９月末日	５社
１０月末日	１社
１１月末日	２社
１２月末日	６４社
１月末日	１社
２月末日	２社
３月末日	８５社

当連結会計年度より、海外連結子会社１社において、決算日を従来の１２月末日から３月末日に変更しているため、連結財務諸表上、同社の損益は平成１７年１月１日から平成１８年３月３１日までの１５ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（２）６月末日、９月末日及び１１月末日を決算日とする連結子会社は、３月末日現在、１０月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、平成１８年１月に設立された１２月末日を決算日とする連結子会社については、３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

５．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

６．連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成18年 3月31日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	7,107,469	預金	70,834,125
コールローン及び買入手形	651,905	譲渡性預金	2,708,643
買現先勘定	117,474	コールマネー及び売渡手形	8,016,410
債券貸借取引支払保証金	1,956,650	売現先勘定	396,205
買入金銭債権	633,760	債券貸借取引受入担保金	2,747,125
特定取引資産	4,078,025	コマーシャル・ペーパー	10,000
金銭の信託	2,912	特定取引負債	2,908,158
有価証券	25,505,861	借用金	2,133,707
貸出金	57,267,203	外国為替	447,722
外国為替	947,744	短期社債	383,900
その他資産	3,403,832	社債	4,241,417
動産不動産	806,369	信託勘定借	318,597
リース資産	999,915	その他負債	2,625,594
繰延税金資産	1,051,609	賞与引当金	25,300
連結調整勘定	6,612	退職給付引当金	36,786
支払承諾見返	3,508,695	特別法上の引当金	1,141
貸倒引当金	△ 1,035,468	繰延税金負債	49,484
		再評価に係る繰延税金負債	50,133
		支払承諾	3,508,695
		負債の部合計	101,443,151
		（少数株主持分）	
		少数株主持分	1,113,025
		（資本の部）	
		資本金	1,420,877
		資本剰余金	1,229,225
		利益剰余金	992,064
		土地再評価差額金	38,173
		その他有価証券評価差額金	819,927
		為替換算調整勘定	△ 41,475
		自己株式	△ 4,393
		資本の部合計	4,454,399
資産の部合計	107,010,575	負債、少数株主持分及び資本の部合計	107,010,575

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の３カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。
また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 特別法上の引当金は、次のとおり計上しております。
金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。
証券取引責任準備金　1,122百万円　証券取引法第51条の規定に基づく準備金であります。

18. 動産不動産の減価償却累計額　546,672百万円
リース資産の減価償却累計額　1,564,686百万円

19. 動産不動産の圧縮記帳額　65,269百万円

20. 貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を　除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、３カ月以上延滞債権額は24,571百万円であります。
なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は444,889百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。
24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。
25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産(延払資産等)	1,131百万円
担保資産に対応する債務	
預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。
また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。
26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。
27. 連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社	平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。
28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。
29. 社債には、劣後特約付社債2,132,066百万円が含まれております。
30. 1株当たり純資産額　400,168円90銭

31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の商品投資受益権等が含まれております。以下34. まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,088,599百万円
当連結会計年度の損益に含まれた評価差額	△648

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	750,204百万円	730,568百万円	△19,635百万円	306百万円	19,942百万円
地方債	96,892	93,527	△3,365	−	3,365
社債	379,614	371,560	△8,053	−	8,053
その他	19,619	19,893	274	274	−
合計	1,246,330	1,215,549	△30,781	580	31,361

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,903,193百万円	3,605,884百万円	1,702,690百万円	1,722,129百万円	19,438百万円
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。また、時価ヘッジの適用の結果、資本直入処理の対象となる額は1,376,530百万円であり、同対象額から繰延税金負債559,416百万円を差し引いた額817,114百万円のうち少数株主持分相当額8,343百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額10,986百万円を加算した額819,757百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
33,089,259百万円	138,964百万円	78,609百万円

33. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	269百万円
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く。）	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

34. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,841,530百万円	4,784,630百万円	2,468,673百万円	3,037,217百万円
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合計	6,711,706	6,349,103	3,150,820	3,885,788

35. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	2,703百万円
連結貸借対照表計上額	2,912
評価差額	209
うち益	209
うち損	－

なお、上記の評価差額から繰延税金負債84百万円を差し引いた額124百万円が、「その他有価証券評価差額金」に含まれております。

36. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に1,331百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

37. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△909,802百万円
年金資産（時価）	1,236,535
未積立退職給付債務	326,733
未認識数理計算上の差異	△126,816
未認識過去勤務債務（債務の減額）	△59,727
連結貸借対照表計上額の純額	140,189
前払年金費用	176,976
退職給付引当金	△36,786

39. 「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号平成15年10月31日）を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。

なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

40. 平成18年１月31日付で１株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、１株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年２月28日付で１株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本発行に係る引受手数料相当額は含まれておりません。なお、１株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本剰余金に組み入れております。

さらに、平成18年１月31日付で１株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額を資本剰余金に計上しております。

41. 連結子会社である三井住友銀行は、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

42. 当社は、銀行と証券との間のシナジー極大化を追及する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、ＳＭＢＣフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

43. 当社は、平成18年５月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年５月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、資本剰余金より減額しております。

(1) 第一種優先株式

① 取得・消却株式の総数　　35,000 株

② 取得価額の総額　　141,960,000,000 円

(2) 第二種優先株式

① 取得・消却株式の総数　　33,000 株

② 取得価額の総額　　133,956,900,000 円

連結損益計算書

自　平成17年 4月 1日
至　平成18年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,705,136
資金運用収益	1,662,600
貸出金利息	1,214,142
有価証券利息配当金	317,352
コールローン利息及び買入手形利息	14,330
買現先利息	6,767
債券貸借取引受入利息	613
預け金利息	59,875
その他の受入利息	49,519
信託報酬	8,631
役務取引等収益	703,928
特定取引収益	32,807
その他業務収益	1,144,147
リース料収入	429,274
割賦売上高	238,537
その他の業務収益	476,335
その他経常収益	153,021
経常費用	2,741,582
資金調達費用	500,993
預金利息	266,648
譲渡性預金利息	12,877
コールマネー利息及び売渡手形利息	5,969
売現先利息	7,447
債券貸借取引支払利息	58,292
コマーシャル・ペーパー利息	69
借用金利息	29,016
短期社債利息	375
社債利息	86,010
その他の支払利息	34,285
役務取引等費用	84,336
その他業務費用	876,635
賃貸原価	385,307
割賦原価	219,026
その他の業務費用	272,301
営業経費	853,796
その他経常費用	425,819
貸倒引当金繰入額	163,549
その他の経常費用	262,269
経常利益	963,554
特別利益	97,952
動産不動産処分益	5,794
償却債権取立益	31,584
その他の特別利益	60,574
特別損失	18,144
動産不動産処分損	5,242
減損損失	12,303
証券取引責任準備金繰入額	47
その他の特別損失	551
税金等調整前当期純利益	1,043,362
法人税、住民税及び事業税	69,818
法人税等調整額	226,901
少数株主利益	59,800
当期純利益	686,841

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり当期純利益　94,733円62銭

３．潜在株式調整後１株当たり当期純利益　75,642円94銭

４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

６．「その他経常収益」には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。

７．「その他の経常費用」には、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。

８．「その他の特別利益」は、子会社株式の売却及び子会社の増資に伴う持分変動による利益60,574百万円であります。

９．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗	15ヵ店	土地、建物等	4,668百万円
	遊休資産	29物件		2,022百万円
その他	遊休資産	15物件	土地、建物等	334百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

連結剰余金計算書

自　平成17年 4月 1日

至　平成18年 3月31日

（金額単位　百万円）

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	974,346
資本剰余金増加高	254,878
増資による新株の発行	68,225
自己株式処分差益	186,653
資本剰余金期末残高	1,229,225
（利益剰余金の部）	
利益剰余金期首残高	329,963
利益剰余金増加高	706,506
当期純利益	686,841
連結子会社の増加に伴う増加高	3
連結子会社の減少に伴う増加高	11
土地再評価差額金の取崩に伴う増加高	19,649
利益剰余金減少高	44,405
配当金	44,389
連結子会社の増加に伴う減少高	5
連結子会社の減少に伴う減少高	10
利益剰余金期末残高	992,064

（注）　記載金額は百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

自　平成17年 4月 1日
至　平成18年 3月31日

（金額単位　百万円）

科　　　　目	金　　　額
Ⅰ　営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	1,043,362
動産不動産等減価償却費	82,671
リース資産減価償却費	336,871
減損損失	12,303
連結調整勘定償却額	6,270
持分法による投資損益（△）	△　31,887
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	△　63,257
貸倒引当金の増加額	△　241,530
賞与引当金の増加額	1,403
退職給付引当金の増加額	1,993
日本国際博覧会出展引当金の増加額	△　231
資金運用収益	△　1,662,600
資金調達費用	500,993
有価証券関係損益（△）	△　27,853
金銭の信託の運用損益（△）	△　13
為替差損益（△）	△　175,815
動産不動産処分損益（△）	△　551
リース資産処分損益（△）	△　3,235
特定取引資産の純増（△）減	△　225,005
特定取引負債の純増減（△）	746,642
貸出金の純増（△）減	△　2,311,499
預金の純増減（△）	2,210,634
譲渡性預金の純増減（△）	△　8,026
借用金（劣後特約付借入金を除く）の純増減（△）	90,612
有利息預け金の純増（△）減	175,960
コールローン等の純増（△）減	342,387
債券貸借取引支払保証金の純増（△）減	△　1,388,310
コールマネー等の純増減（△）	3,027,037
コマーシャル・ペーパーの純増減（△）	△　364,100
債券貸借取引受入担保金の純増減（△）	△　1,120,876
外国為替（資産）の純増（△）減	△　46,473
外国為替（負債）の純増減（△）	△　31,381
短期社債（負債）の純増減（△）	382,900
普通社債の発行・償還による純増減（△）	△　365,646
信託勘定借の純増減（△）	268,140
資金運用による収入	1,691,320
資金調達による支出	△　509,760
その他	△　104,996
小　　計	2,238,450
法人税等の支払額	△　30,096
営業活動によるキャッシュ・フロー	2,208,354
Ⅱ　投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△　43,620,790
有価証券の売却による収入	33,089,259
有価証券の償還による収入	10,164,213
金銭の信託の増加による支出	△　2,851
金銭の信託の減少による収入	3,789
動産不動産の取得による支出	△　43,066
動産不動産の売却による収入	17,733
リース資産の取得による支出	△　380,894
リース資産の売却による収入	55,186
子会社株式の一部売却による収入	54,937
投資活動によるキャッシュ・フロー	△　662,482
Ⅲ　財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	103,000
劣後特約付借入金の返済による支出	△　215,884
劣後特約付社債・新株予約権付社債の発行による収入	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△　198,800
株式等の発行による収入	136,451
配当金支払額	△　44,373
少数株主からの払込みによる収入	59,640
少数株主への配当金支払額	△　42,366
自己株式の取得による支出	△　2,209
自己株式の処分による収入	452,549
財務活動によるキャッシュ・フロー	679,464
Ⅳ　現金及び現金同等物に係る換算差額	3,840
Ⅴ　現金及び現金同等物の増加額	2,229,177
Ⅵ　現金及び現金同等物の期首残高	2,930,645
Ⅶ　連結除外に伴う現金及び現金同等物の減少額	△　0
Ⅷ　現金及び現金同等物の期末残高	5,159,822

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。
平成18年3月31日現在

現金預け金勘定	7,107,469百万円
有利息預け金	△1,947,647百万円
現金及び現金同等物	5,159,822百万円

比較連結貸借対照表(主要内訳)

(金額単位　百万円)

科目 ＼ 年度別	当連結会計年度 (平成18年 3月31日現在) (A)	前連結会計年度 (平成17年 3月31日現在) (B)	比較 (A) − (B)
(資産の部)			
現金預け金	7,107,469	4,989,814	2,117,655
コールローン及び買入手形	651,905	1,004,512	△ 352,607
買現先勘定	117,474	124,856	△ 7,382
債券貸借取引支払保証金	1,956,650	568,340	1,388,310
買入金銭債権	633,760	606,032	27,728
特定取引資産	4,078,025	3,769,073	308,952
金銭の信託	2,912	3,832	△ 920
有価証券	25,505,861	24,233,701	1,272,160
貸出金	57,267,203	54,799,805	2,467,398
外国為替	947,744	895,586	52,158
その他資産	3,403,832	3,110,454	293,378
動産不動産	806,369	836,053	△ 29,684
リース資産	999,915	1,007,015	△ 7,100
繰延税金資産	1,051,609	1,598,158	△ 546,549
連結調整勘定	6,612	13,381	△ 6,769
支払承諾見返	3,508,695	3,444,799	63,896
貸倒引当金	△ 1,035,468	△ 1,273,560	238,092
資産の部合計	107,010,575	99,731,858	7,278,717
(負債の部)			
預金	70,834,125	68,474,861	2,359,264
譲渡性預金	2,708,643	2,713,270	△ 4,627
コールマネー及び売渡手形	8,016,410	4,971,462	3,044,948
売現先勘定	396,205	405,671	△ 9,466
債券貸借取引受入担保金	2,747,125	3,868,001	△ 1,120,876
コマーシャル・ペーパー	10,000	374,100	△ 364,100
特定取引負債	2,908,158	2,110,473	797,685
借用金	2,133,707	2,142,873	△ 9,166
外国為替	447,722	478,482	△ 30,760
短期社債	383,900	1,000	382,900
社債	4,241,417	4,339,497	△ 98,080
信託勘定借	318,597	50,457	268,140
その他負債	2,625,594	2,363,786	261,808
賞与引当金	25,300	23,816	1,484
退職給付引当金	36,786	34,792	1,994
日本国際博覧会出展引当金	−	231	△ 231
特別法上の引当金	1,141	1,093	48
繰延税金負債	49,484	45,259	4,225
再評価に係る繰延税金負債	50,133	90,994	△ 40,861
支払承諾	3,508,695	3,444,799	63,896
負債の部合計	101,443,151	95,934,927	5,508,224
少数株主持分	1,113,025	1,021,203	91,822
資本の部合計	4,454,399	2,775,728	1,678,671
負債、少数株主持分及び資本の部合計	107,010,575	99,731,858	7,278,717

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書(主要内訳)

(金額単位　百万円)

科目 ＼ 年度別	当連結会計年度 自 平成17年 4月 1日 至 平成18年 3月31日 (A)	前連結会計年度 自 平成16年 4月 1日 至 平成17年 3月31日 (B)	比較 (A) － (B)
経常収益	3,705,136	3,580,796	124,340
資金運用収益	1,662,600	1,521,728	140,872
(うち貸出金利息)	(1,214,142)	(1,145,653)	(68,489)
(うち有価証券利息配当金)	(317,352)	(256,396)	(60,956)
信託報酬	8,631	2,609	6,022
役務取引等収益	703,928	596,086	107,842
特定取引収益	32,807	144,587	△ 111,780
その他業務収益	1,144,147	1,058,289	85,858
その他経常収益	153,021	257,495	△ 104,474
経常費用	2,741,582	3,611,089	△ 869,507
資金調達費用	500,993	350,385	150,608
(うち預金利息)	(266,648)	(131,498)	(135,150)
役務取引等費用	84,336	79,976	4,360
特定取引費用	—	199	△ 199
その他業務費用	876,635	867,748	8,887
営業経費	853,796	852,715	1,081
その他経常費用	425,819	1,460,064	△ 1,034,245
経常利益	963,554	△ 30,293	993,847
特別利益	97,952	9,074	88,878
特別損失	18,144	87,316	△ 69,172
税金等調整前当期純利益	1,043,362	△ 108,535	1,151,897
法人税、住民税及び事業税	69,818	30,638	39,180
還付法人税等	—	8,869	△ 8,869
法人税等調整額	226,901	52,912	173,989
少数株主利益	59,800	50,983	8,817
当期純利益	686,841	△ 234,201	921,042

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結剰余金計算書(主要内訳)

(金額単位　百万円)

科目＼年度別	当連結会計年度 自 平成17年 4月 1日 至 平成18年 3月31日 (A)	前連結会計年度 自 平成16年 4月 1日 至 平成17年 3月31日 (B)	比較 (A)−(B)
(資本剰余金の部)			
資本剰余金期首残高	974,346	865,282	109,064
資本剰余金増加高	254,878	109,064	145,814
資本剰余金期末残高	1,229,225	974,346	254,879
(利益剰余金の部)			
利益剰余金期首残高	329,963	611,189	△ 281,226
利益剰余金増加高	706,506	3,863	702,643
利益剰余金減少高	44,405	285,088	△ 240,683
利益剰余金期末残高	992,064	329,963	662,101

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自　平成17年4月1日 至　平成18年3月31日 （A）	前連結会計年度 自　平成16年4月1日 至　平成17年3月31日 （B）	比較 （A）－（B）
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	1,043,362	△ 108,535	1,151,897
動産不動産等減価償却費	82,671	84,120	△ 1,449
リース資産減価償却費	336,871	340,777	△ 3,906
減損損失	12,303	－	12,303
連結調整勘定償却額	6,270	10,017	△ 3,747
持分法による投資損益（△）	△ 31,887	△ 27,142	△ 4,745
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	△ 63,257	－	△ 63,257
貸倒引当金の増加額	△ 241,530	△ 140,104	△ 101,426
賞与引当金の増加額	1,403	1,497	△ 94
退職給付引当金の増加額	1,993	134,819	△ 132,826
日本国際博覧会出展引当金の増加額	△ 231	114	△ 345
資金運用収益	△ 1,662,600	△ 1,521,728	△ 140,872
資金調達費用	500,993	350,385	150,608
有価証券関係損益（△）	△ 27,853	102,784	△ 130,637
金銭の信託の運用損益（△）	△ 13	△ 0	△ 13
為替差損益（△）	△ 175,815	△ 105,603	△ 70,212
動産不動産処分損益（△）	△ 551	63,973	△ 64,524
リース資産処分損益（△）	△ 3,235	△ 3,345	110
特定取引資産の純増（△）減	△ 225,005	△ 468,577	243,572
特定取引負債の純増減（△）	746,642	246,434	500,208
貸出金の純増（△）減	△ 2,311,499	468,339	△ 2,779,838
預金の純増減（△）	2,210,634	3,137,797	△ 927,163
譲渡性預金の純増減（△）	△ 8,026	△ 806,192	798,166
借用金（劣後特約付借入金を除く）の純増減（△）	90,612	△ 180,888	271,500
有利息預け金の純増（△）減	175,960	△ 245,726	421,686
コールローン等の純増（△）減	342,387	△ 743,218	1,085,605
債券貸借取引支払保証金の純増（△）減	△ 1,388,310	440,987	△ 1,829,297
コールマネー等の純増減（△）	3,027,037	△ 2,013,905	5,040,942
コマーシャル・ペーパーの純増減（△）	△ 364,100	91,400	△ 455,500
債券貸借取引受入担保金の純増減（△）	△ 1,120,876	△ 2,078,345	957,469
外国為替（資産）の純増（△）減	△ 46,473	△ 151,254	104,781
外国為替（負債）の純増減（△）	△ 31,381	△ 94,405	63,024
短期社債（負債）の純増減（△）	382,900	1,000	381,900
普通社債の発行・償還による純増減（△）	△ 365,646	130,498	△ 496,144
信託勘定借の純増減（△）	268,140	14,424	253,716
資金運用による収入	1,691,320	1,553,995	137,325
資金調達による支出	△ 509,760	△ 336,234	△ 173,526
取引約定未払金の純増減（△）	－	△ 1,020,879	1,020,879
その他	△ 104,996	△ 350,488	245,492
小計	2,238,450	△ 3,223,208	5,461,658
法人税等の支払額	△ 30,096	△ 56,914	26,818
営業活動によるキャッシュ・フロー	2,208,354	△ 3,280,122	5,488,476
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 43,620,790	△ 46,309,832	2,689,042
有価証券の売却による収入	33,089,259	36,134,383	△ 3,045,124
有価証券の償還による収入	10,164,213	13,118,211	△ 2,953,998
金銭の信託の増加による支出	△ 2,851	－	△ 2,851
金銭の信託の減少による収入	3,789	0	3,789
動産不動産の取得による支出	△ 43,066	△ 56,945	13,879
動産不動産の売却による収入	17,733	93,474	△ 75,741
リース資産の取得による支出	△ 380,894	△ 396,497	15,603
リース資産の売却による収入	55,186	43,702	11,484
子会社株式の一部売却による収入	54,937	－	54,937
連結範囲の変更を伴う子会社株式の取得による支出	－	△ 2,970	2,970
投資活動によるキャッシュ・フロー	△ 662,482	2,623,525	△ 3,286,007
Ⅲ　財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	103,000	36,000	67,000
劣後特約付借入金の返済による支出	△ 215,884	△ 72,212	△ 143,672
劣後特約付社債・新株予約権付社債の発行による収入	431,458	440,237	△ 8,779
劣後特約付社債・新株予約権付社債の償還による支出	△ 198,800	△ 234,983	36,183
株式等の発行による収入	136,451	210,003	△ 73,552
配当金支払額	△ 44,373	△ 46,463	2,090
少数株主からの払込みによる収入	59,640	21,024	38,616
少数株主への配当金支払額	△ 42,366	△ 39,457	△ 2,909
自己株式の取得による支出	△ 2,209	△ 269,012	266,803
自己株式の処分による収入	452,549	9,063	443,486
財務活動によるキャッシュ・フロー	679,464	54,199	625,265
Ⅳ　現金及び現金同等物に係る換算差額	3,840	△ 378	4,218
Ⅴ　現金及び現金同等物の増加額	2,229,177	△ 602,776	2,831,953
Ⅵ　現金及び現金同等物の期首残高	2,930,645	3,529,479	△ 598,834
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額	－	3,941	△ 3,941
Ⅷ　連結除外に伴う現金及び現金同等物の減少額	△ 0	－	△ 0
Ⅸ　現金及び現金同等物の期末残高	5,159,822	2,930,645	2,229,177

（注）記載金額は百万円未満を切り捨てて表示しております。

Ⅴ．セグメント情報

1．事業の種類別セグメント情報

当連結会計年度（自　平成１７年４月１日　　至　平成１８年３月３１日）　　　　　　　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,485,470	755,137	464,529	3,705,136	－	3,705,136
(2) セグメント間の内部経常収益	44,864	18,503	204,294	267,661	(267,661)	－
計	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
経常費用	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
経常利益	766,278	45,277	181,130	992,686	(29,131)	963,554
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	103,026,827	2,056,078	6,083,193	111,166,100	(4,155,524)	107,010,575
減価償却費	62,886	337,345	21,274	421,505	13	421,519
減損損失	7,435	620	4,247	12,303	－	12,303
資本的支出	62,482	384,370	22,859	469,711	0	469,711

（注）1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業･･････････銀行業
(2) リース業････････リース業
(3) その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発･情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１６年４月１日　　至　平成１７年３月３１日）　　　　　　　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,447,122	706,860	426,813	3,580,796	－	3,580,796
(2) セグメント間の内部経常収益	41,862	19,723	190,226	251,812	(251,812)	－
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益	△154,548	41,931	111,246	△1,370	(28,922)	△30,293
Ⅱ 資産、減価償却費及び資本的支出						
資産	96,420,384	1,924,019	5,649,310	103,993,713	(4,261,855)	99,731,858
減価償却費	60,568	343,134	24,248	427,951	14	427,966
資本的支出	66,189	400,119	27,112	493,421	9	493,430

２．所在地別セグメント情報

当連結会計年度（自　平成１７年４月１日　　至　平成１８年３月３１日）　　　　（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,256,730	176,443	125,351	146,611	3,705,136	－	3,705,136
(2) セグメント間の内部経常収益	70,044	41,114	2,836	36,345	150,341	(150,341)	－
計	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
経常費用	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
経常利益	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554
Ⅱ 資産	97,046,578	5,034,350	2,825,039	3,856,601	108,762,570	(1,751,994)	107,010,575

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１６年４月１日　　至　平成１７年３月31日）　　　　（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,331,194	109,639	62,959	77,003	3,580,796	－	3,580,796
(2) セグメント間の内部経常収益	59,278	46,789	6,189	26,013	138,270	(138,270)	－
計	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
経常利益	△103,857	49,401	5,894	42,323	△6,238	(24,055)	△30,293
Ⅱ 資産	91,564,408	4,704,584	2,462,266	3,253,758	101,985,019	(2,253,160)	99,731,858

3．海外経常収益

(金額単位 百万円)

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 〔自 平成17年4月 1日 至 平成18年3月31日〕	448,406	3,705,136	% 12.1
前連結会計年度 〔自 平成16年4月 1日 至 平成17年3月31日〕	249,602	3,580,796	7.0

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

（有価証券関係）

1．当連結会計年度（平成18年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当連結会計年度（平成18年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,088,599	△648

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成18年 3月31日現在）				
	連結貸借対照表計上額	時 価	差 額		
				うち益	うち損
国 債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社 債	379,614	371,560	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合 計	1,246,330	1,215,549	△30,781	580	31,361

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成18年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株 式	1,903,193	3,605,884	1,702,690	1,722,129	19,438
債 券	12,683,880	12,386,646	△297,233	988	298,222
国 債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社 債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合 計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	当連結会計年度 （自　平成17年　4月　1日　至　平成18年　3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	33,089,259	138,964	78,609

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	当連結会計年度 （平成18年　3月31日現在）
満期保有目的の債券	
非上場外国証券	269
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く。）	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	当連結会計年度（平成18年　3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	5,841,530	4,784,630	2,468,673	3,037,217
国　債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社　債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合　計	6,711,706	6,349,103	3,150,820	3,885,788

2．前連結会計年度（平成17年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	前連結会計年度（平成17年 3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,325,972	△3,717

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	前連結会計年度（平成17年 3月31日現在）				
	連結貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	507,342	505,002	△2,339	1,582	3,922
地方債	―	―	―	―	―
社　債	―	―	―	―	―
その他	28,859	29,380	520	531	11
合　計	536,201	534,382	△1,818	2,114	3,933

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	前連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株　式	1,992,711	2,697,765	705,053	750,480	45,426
債　券	14,734,261	14,749,222	14,961	34,971	20,010
国　債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社　債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合　計	19,506,944	20,203,283	696,339	801,356	105,017

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 前連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 前連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度 （自　平成16年　4月　1日　至　平成17年　3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	36,133,895	214,022	90,314

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 （平成17年　3月31日現在）
満期保有目的の債券	
非上場外国証券	2,400
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く。）	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	前連結会計年度（平成17年　3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	3,110,902	9,065,255	2,237,616	2,953,130
国　債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社　債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合　計	3,711,027	10,690,962	2,496,581	3,679,096

（金銭の信託関係）

1．当連結会計年度（平成18年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成18年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	—

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2．前連結会計年度（平成17年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

1．当連結会計年度（平成18年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	当連結会計年度 （平成18年 3月31日現在）
評　価　差　額	1,376,785
その他有価証券	1,376,576
その他の金銭の信託	209
（△）繰延税金負債	559,501
その他有価証券評価差額金（持分相当額調整前）	817,283
（△）少数株主持分相当額	8,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	10,986
その他有価証券評価差額金	819,927

（注）1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

2．前連結会計年度（平成17年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	前連結会計年度 （平成17年 3月31日現在）
評　価　差　額	695,951
その他有価証券	695,746
その他の金銭の信託	204
（△）繰延税金負債	282,389
その他有価証券評価差額金（持分相当額調整前）	413,561
（△）少数株主持分相当額	7,982
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,074
その他有価証券評価差額金	410,653

（注）1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。

2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

（デリバティブ取引関係）

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

（関連当事者との取引）

当連結会計年度（自　平成17年4月1日　　至　平成18年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

前連結会計年度（自　平成16年4月1日　　至　平成17年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　上

平成18年 3月期　個別財務諸表の概要

平成18年 5月23日

上場会社名　株式会社　三井住友フィナンシャルグループ　　上場取引所　東証・大証・名証
コード番号　8316　　本社所在都道府県　東京都
（URL　http://www.smfg.co.jp）
代表者　取締役社長　北山禎介
問合せ先責任者　財務部副部長　正脇久昌　　TEL　(03)5512-3411
決算取締役会開催日　平成18年5月23日　　中間配当制度の有無　有
配当支払開始予定日　平成18年6月29日　　定時株主総会開催日　平成18年6月29日
単元株制度採用の有無　無

1．平成18年3月期の業績（平成17年4月1日～平成18年3月31日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成18年3月期	55,482	(△ 78.6)	52,285	(△ 79.6)	48,264	(△ 81.0)
平成17年3月期	258,866	(366.3)	256,222	(388.3)	253,448	(395.1)

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	営業収益経常利益率
	百万円	%	円 銭	円 銭	%	%	%
平成18年3月期	73,408	(△ 70.9)	6,836 35	6,737 46	2.4	1.2	87.0
平成17年3月期	252,228	(399.4)	38,302 88	25,178 44	15.5	7.0	97.9

（注）① 期中平均株式数　平成18年3月期　6,978,978 株　平成17年3月期　5,885,899 株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
平成18年3月期	3,000 00	0 00	3,000 00	22,253	46.6	0.9
平成17年3月期	3,000 00	0 00	3,000 00	17,607	7.8	1.1

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成18年3月期	4,166,332	3,935,426	94.5	330,206 27
平成17年3月期	3,795,110	3,319,615	87.5	257,487 78

（注）① 期末発行済株式数　平成18年3月期　7,417,865 株　平成17年3月期　5,869,288 株
② 期末自己株式数　平成18年3月期　6,307 株　平成17年3月期　404,503 株

2．平成19年3月期の業績予想（平成18年4月1日～平成19年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	320,000	315,000	315,000	0 00	―	―
通期	360,000	355,000	355,000	―	4,000 00	4,000 00

（参考）1株当たり予想当期純利益（通期）　43,713 円　47 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

(平成18年3月期の業績)

「期中平均株式数」

	平成18年3月期	平成17年3月期
普通株式	6,978,978 株	5,885,899 株
第一種優先株式	35,000 株	48,333 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	695,000 株	738,750 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	4,748 株	112,352 株
第1回第六種優先株式	70,001 株	575 株

「期末発行済株式数」

	平成18年3月期	平成17年3月期
普通株式	7,417,865 株	5,869,288 株
第一種優先株式	35,000 株	35,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	695,000 株	695,000 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	― 株	107,087 株
第1回第六種優先株式	70,001 株	70,001 株

(注) ① 上記株式数は、自己株式控除後のものであります。

② 当期における発行済株式数の主な増減内容は以下のとおりであります。

・第13回第四種優先株式の普通株式への転換	普通株式 第13回第四種優先株式	1,029,680.28株 △107,087株	
・公募増資による増加	普通株式	80,000株	(発行価額 1,130,500円、資本組入額 565,250円)
・第三者割当増資による増加	普通株式	40,700株	(発行価額 1,130,500円、資本組入額 565,250円)
・売出による自己株式処分に伴う増加	普通株式	400,000株	

「1株当たり年間配当金」及び「配当金総額(年間)」

(平成18年3月期)	1株当たり年間配当金	中間	期末	配当金総額(年間)
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	0 00	3,000 00	22,253
第一種優先株式	10,500 00	0 00	10,500 00	367
第二種優先株式	28,500 00	0 00	28,500 00	2,850
第三種優先株式	13,700 00	0 00	13,700 00	9,521
第1-12回第四種優先株式	135,000 00	0 00	135,000 00	6,763
第1回第六種優先株式	88,500 00	0 00	88,500 00	6,195

(平成17年3月期)	1株当たり年間配当金	中間	期末	配当金総額(年間)
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	0 00	3,000 00	17,607
第一種優先株式	10,500 00	0 00	10,500 00	367
第二種優先株式	28,500 00	0 00	28,500 00	2,850
第三種優先株式	13,700 00	0 00	13,700 00	9,521
第1-12回第四種優先株式	135,000 00	0 00	135,000 00	6,763
第13回第四種優先株式	67,500 00	0 00	67,500 00	7,228
第1回第六種優先株式	728 00	0 00	728 00	50

(平成19年3月期の業績予想)

「1株当たり年間配当金」

(平成19年3月期)	1株当たり年間配当金	中間	期末
	円 銭	円 銭	円 銭
普通株式	4,000 00	0 00	4,000 00
第二種優先株式	28,500 00	0 00	28,500 00
第三種優先株式	13,700 00	0 00	13,700 00
第1-12回第四種優先株式	135,000 00	0 00	135,000 00
第1回第六種優先株式	88,500 00	0 00	88,500 00

1．「平成18年3月期の業績」指標算式

○　株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本} - \text{期首発行済優先株式数} \times \text{発行価額}) + (\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額})\} \div 2} \times 100$$

○　配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○　株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

2．「平成19年3月期の業績予想」指標算式

○　1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{予想期中平均普通株式数(除く自己株式)(注)}}$$

(注)平成18年9月に予定されている株式交換により普通株式（249,015株）が増加することを勘案し、予想期中平均普通株式数を 7,563,124 株として算出しております。

貸借対照表

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成17年3月31日現在）金額	構成比	当事業年度（平成18年3月31日現在）金額	構成比
（資産の部）		%		%
流動資産				
現金及び預金	44,021		561,862	
前払費用	21		21	
繰延税金資産	40		43	
未収収益	443		17	
1年以内回収予定関係会社長期貸付金	40,000		—	
未収還付法人税等	50,349		17,371	
その他	112		55	
流動資産合計	134,989	3.6	579,372	13.9
固定資産				
有形固定資産				
建物	0		0	
器具及び備品	1		0	
有形固定資産合計	2	0.0	1	0.0
無形固定資産				
ソフトウェア	41		28	
無形固定資産合計	41	0.0	28	0.0
投資その他の資産				
投資有価証券	10		20	
関係会社株式	3,656,465		3,586,045	
繰延税金資産	2,997		562	
投資その他の資産合計	3,659,472	96.4	3,586,627	86.1
固定資産合計	3,659,517	96.4	3,586,657	86.1
繰延資産				
創立費	603		301	
繰延資産合計	603	0.0	301	0.0
資産合計	3,795,110	100.0	4,166,332	100.0
（負債の部）				
流動負債				
短期借入金	475,000		230,000	
未払金	67		117	
未払費用	286		465	
未払法人税等	31		36	
未払事業所税	5		4	
賞与引当金	66		70	
その他	36		211	
流動負債合計	475,494	12.5	230,905	5.5
負債合計	475,494	12.5	230,905	5.5
（資本の部）				
資本金	1,352,651	35.7	1,420,877	34.1
資本剰余金				
資本準備金	1,352,764		1,420,989	
その他資本剰余金	499,529		684,406	
資本金及び資本準備金減少差益	499,503		499,503	
自己株式処分差益	25		184,902	
資本剰余金合計	1,852,293	48.8	2,105,396	50.6
利益剰余金				
任意積立金	30,420		30,420	
別途積立金	30,420		30,420	
当期未処分利益	354,107		383,126	
利益剰余金合計	384,527	10.1	413,546	9.9
自己株式	△ 269,857	△ 7.1	△ 4,393	△ 0.1
資本合計	3,319,615	87.5	3,935,426	94.5
負債資本合計	3,795,110	100.0	4,166,332	100.0

損益計算書

（金額単位　百万円）

科目	前事業年度（自 平成16年4月1日 至 平成17年3月31日）金額		百分比	当事業年度（自 平成17年4月1日 至 平成18年3月31日）金額		百分比
営業収益			%			%
関係会社受取配当金	251,735			46,432		
関係会社受入手数料	6,289			9,038		
関係会社貸付金利息	841	258,866	100.0	11	55,482	100.0
営業費用						
販売費及び一般管理費	2,644	2,644	1.0	3,196	3,196	5.8
営業利益		256,222	99.0		52,285	94.2
営業外収益						
受取利息	45			71		
受入手数料	17			27		
その他	70	134	0.0	39	138	0.3
営業外費用						
支払利息	1,274			1,490		
創立費償却	301			301		
新株発行費	788			739		
支払手数料	537			1,519		
その他	6	2,908	1.1	108	4,159	7.5
経常利益		253,448	97.9		48,264	87.0
特別利益						
関係会社株式売却益	－	－	－	27,579	27,579	49.7
税引前当期純利益		253,448	97.9		75,844	136.7
法人税、住民税及び事業税	3			3		
還付法人税等	329			－		
法人税等調整額	1,545	1,219	0.5	2,431	2,435	4.4
当期純利益		252,228	97.4		73,408	132.3
前期繰越利益		101,878			309,717	
当期未処分利益		354,107			383,126	

<重要な会計方針>

1．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・・　移動平均法による原価法により行っております。
その他有価証券・・・・・・・・・　時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法
(1)有形固定資産
定率法（ただし、建物については定額法）を採用しております。
(2)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．繰延資産の処理方法
新株発行費は、支出時に全額費用として処理しております。また、創立費は、資産として計上し、旧商法施行規則第35条の規定により5年間にわたり均等償却を行っております。

4．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

5．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

<会計方針の変更>

(固定資産の減損に係る会計基準)
「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。

<追加情報>

平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。
さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

〈注記事項〉

（貸借対照表関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　1 百万円

3．関係会社に対する資産及び負債

預金	561,862 百万円
短期借入金	230,000 百万円

4．偶発債務

株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して48,545百万円の保証を行っております。

5．会社が発行する株式の総数

普通株式	15,000,000 株
優先株式	1,515,000 株

発行済株式の総数

普通株式	7,424,172.77 株
優先株式	950,101 株

6．自己株式

当社が保有する自己株式の数は、普通株式6,307.15株であります。

7．配当制限

当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	1株につき10,500円
第二種優先株式	1株につき28,500円
第三種優先株式	1株につき13,700円
第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。

給料・手当	1,203 百万円
土地建物機械賃借料	315 百万円
広告宣伝費	215 百万円
委託費	652 百万円
租税公課	213 百万円

3．営業外収益のうち関係会社との取引

受取利息　26 百万円

4．営業外費用のうち関係会社との取引

支払利息　1,490 百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

1．繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,202,944 百万円
税務上の繰越欠損金	562 百万円
その他	43 百万円
繰延税金資産小計	1,203,550 百万円
評価性引当額	1,202,944 百万円
繰延税金資産合計	605 百万円
繰延税金資産の純額	605 百万円

2．法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

法定実効税率	40.69 %
（調整）	
受取配当金益金不算入	△ 45.78 %
評価性引当額	8.30 %
その他	0.01 %
税効果会計適用後の法人税等の負担率	3.21 %

（１株当たり情報）

１株当たり純資産額	330,206円27銭
１株当たり当期純利益	6,836円35銭
潜在株式調整後１株当たり当期純利益	6,737円46銭

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は以下のとおりであります。

１株当たり当期純利益	
当期純利益	73,408 百万円
普通株主に帰属しない金額	25,697 百万円
（うち優先配当額）	25,697 百万円
普通株式に係る当期純利益	47,710 百万円
普通株式の期中平均株式数	6,978,978 株
潜在株式調整後１株当たり当期純利益	
当期純利益調整額	367 百万円
（うち優先配当額）	367 百万円
普通株式増加数	156,973 株
（うち優先株式）	156,522 株
（うち新株予約権）	450 株
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要	第二種優先株式（発行済株式数100,000株） 第三種優先株式（発行済株式数695,000株） 第1-12回第四種優先株式（発行済株式数50,100株）

（重要な後発事象）

1．当社は、銀行と証券との間のシナジー極大化を追及する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、ＳＭＢＣフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

2．当社は、平成18年５月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年５月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、その他資本剰余金より減額しております。

（1）第一種優先株式

① 取得・消却株式の総数	35,000株
② 取得価額の総額	141,960,000,000円

（2）第二種優先株式

① 取得・消却株式の総数	33,000株
② 取得価額の総額	133,956,900,000円

利益処分計算書案

（金額単位　円）

科目 ＼ 年度別	前事業年度		当事業年度	
	金	額	金	額
当期未処分利益の処分				
当期未処分利益		354,107,554,945		383,126,165,077
利益処分額		44,389,698,788		47,951,185,360
第一種優先株式配当金	（1株につき 10,500円）	367,500,000	（1株につき 10,500円）	367,500,000
第二種優先株式配当金	（1株につき 28,500円）	2,850,000,000	（1株につき 28,500円）	2,850,000,000
第三種優先株式配当金	（1株につき 13,700円）	9,521,500,000	（1株につき 13,700円）	9,521,500,000
第1回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第2回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第3回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第4回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第5回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第6回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第7回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第8回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第9回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第10回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第11回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第12回第四種優先株式配当金	（1株につき135,000円）	563,625,000	（1株につき135,000円）	563,625,000
第13回第四種優先株式配当金	（1株につき 67,500円）	7,228,372,500		—
第1回第六種優先株式配当金	（1株につき 728円）	50,960,728	（1株につき 88,500円）	6,195,088,500
普通株式配当金	（1株につき 3,000円）	17,607,865,560	（1株につき 3,000円）	22,253,596,860
次期繰越利益		309,717,856,157		335,174,979,717
その他資本剰余金の処分				
その他資本剰余金		499,529,726,103		684,406,555,469
その他資本剰余金処分額		0		0
その他資本剰余金次期繰越額		499,529,726,103		684,406,555,469

平 成 1 7 年 度
決 算 説 明 資 料

株式会社三井住友フィナンシャルグループ
株 式 会 社 三 井 住 友 銀 行

【目　　次】

ページ

平成１７年度決算の概況

（注） 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　　 2. 【単体】は、三井住友銀行の単体の計数を表示しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成１７年度決算の概況

１．損益状況

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		１７年度	１６年度比	１６年度
業務粗利益	1	1,552,033	29,172	1,522,861
（除く国債等債券損益）	2	(1,562,354)	(17,902)	(1,544,452)
国内業務粗利益	3	1,266,488	83,677	1,182,811
（除く国債等債券損益）	4	(1,277,794)	(88,882)	(1,188,912)
資金利益	5	943,870	29,298	914,572
信託報酬	6	8,625	6,018	2,607
役務取引等利益	7	299,415	52,617	246,798
特定取引利益	8	△ 234	△ 2,021	1,787
その他業務利益	9	14,811	△ 2,234	17,045
（うち国債等債券損益）	10	(△ 11,305)	(△ 5,205)	(△ 6,100)
国際業務粗利益	11	285,545	△ 54,504	340,049
（除く国債等債券損益）	12	(284,559)	(△ 70,981)	(355,540)
資金利益	13	10,674	△ 47,259	57,933
役務取引等利益	14	67,261	15,982	51,279
特定取引利益	15	12,172	△ 117,620	129,792
その他業務利益	16	195,436	94,393	101,043
（うち国債等債券損益）	17	(985)	(16,475)	(△ 15,490)
経費（除く臨時処理分）	18	△ 586,459	△ 4,094	△ 582,365
人件費	19	△ 192,359	11,787	△ 204,146
物件費	20	△ 360,720	△ 19,186	△ 341,534
税金	21	△ 33,379	3,305	△ 36,684
業務純益（一般貸倒引当金繰入前）	22	965,573	25,078	940,495
（除く国債等債券損益）	23	(975,894)	(13,808)	(962,086)
一般貸倒引当金繰入額	24	△ 154,980	△ 506,457	351,477
業務純益	25	810,593	△ 481,379	1,291,972
うち国債等債券損益	26	△ 10,320	11,270	△ 21,590
臨時損益	27	△ 89,659	1,273,994	△1,363,653
不良債権処理額	28	△ 106,560	1,199,760	△1,306,320
貸出金償却	29	△ 12,650	685,291	△ 697,941
個別貸倒引当金繰入額	30	△ 15,825	458,330	△ 474,155
貸出債権売却損等	31	△ 79,659	58,393	△ 138,052
特定海外債権引当勘定繰入額	32	1,575	△ 2,253	3,828
株式等損益	33	25,460	144,187	△ 118,727
株式等売却益	34	70,085	△ 42,974	113,059
株式等売却損	35	△ 13,367	△ 9,161	△ 4,206
株式等償却	36	△ 31,257	196,323	△ 227,580
その他臨時損益	37	△ 8,559	△ 69,953	61,394
経常利益	38	720,933	792,613	△ 71,680
特別損益	39	25,739	54,137	△ 28,398
うち動産不動産処分損益	40	1,457	13,952	△ 12,495
動産不動産処分益	41	4,157	2,776	1,381
動産不動産処分損	42	△ 2,699	11,178	△ 13,877
うち減損損失	43	△ 6,300	△ 6,300	
うち償却債権取立益	44	30,605	30,424	181
うち退職給付会計基準変更時差異償却	45	―	16,001	△ 16,001
税引前当期純利益	46	746,672	846,751	△ 100,079
法人税、住民税及び事業税	47	△ 13,512	△ 7,133	△ 6,379
還付法人税等	48	―	△ 8,184	8,184
法人税等調整額	49	△ 213,639	△ 175,060	△ 38,579
当期純利益	50	519,520	656,374	△ 136,854

与信関係費用（24＋28＋44）	51	△ 230,935	723,908	△ 954,843

（注）1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
　　　2. 平成17年度より償却債権取立益を与信関係費用に含めております。

【連結】 (金額単位　百万円)

		17年度	16年度比	16年度
連結粗利益	1	2,090,149	65,159	2,024,990
資金利益	2	1,161,607	△ 9,735	1,171,342
信託報酬	3	8,631	6,022	2,609
役務取引等利益	4	619,591	103,482	516,109
特定取引利益	5	32,807	△ 111,580	144,387
その他業務利益	6	267,511	76,971	190,540
営業経費	7	△ 853,796	△ 1,081	△ 852,715
不良債権処理額	8	△ 333,571	863,226	△1,196,797
貸出金償却	9	△ 69,355	690,044	△ 759,399
個別貸倒引当金繰入額	10	△ 45,047	448,900	△ 493,947
一般貸倒引当金繰入額	11	△ 120,078	△ 321,294	201,216
その他	12	△ 99,091	45,575	△ 144,666
株式等損益	13	47,119	149,037	△ 101,918
持分法による投資損益	14	31,887	4,745	27,142
その他	15	△ 18,233	△ 87,238	69,005
経常利益	16	963,554	993,847	△ 30,293
特別損益	17	79,807	158,049	△ 78,242
うち減損損失	18	△ 12,303	△ 12,303	
うち償却債権取立益	19	31,584	30,552	1,032
税金等調整前当期純利益	20	1,043,362	1,151,897	△ 108,535
法人税、住民税及び事業税	21	△ 69,818	△ 39,180	△ 30,638
還付法人税等	22	—	△ 8,869	8,869
法人税等調整額	23	△ 226,901	△ 173,989	△ 52,912
少数株主利益	24	△ 59,800	△ 8,817	△ 50,983
当期純利益	25	686,841	921,042	△ 234,201

(注) 連結粗利益＝(資金運用収益－資金調達費用)＋信託報酬＋(役務取引等収益－役務取引等費用)＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

与信関係費用 (8 + 19)	26	△ 301,987	894,810	△1,196,797

(注)平成17年度より償却債権取立益を与信関係費用に含めております。

(ご参考) (億円)

連結業務純益	27	12,254	2,110	10,144

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)＋持分法適用会社経常利益×持分割合－内部取引(配当等)

(連結対象会社数) (単位　社)

		18年3月末	17年3月末比	17年3月末
連結子会社数	28	162	△ 5	167
持分法適用会社数	29	63	10	53

２．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	１７年度	１６年度比	１６年度
業務純益（一般貸倒引当金繰入前）	965,573	25,078	940,495
職員一人当たり（千円）	57,739	3,985	53,754
業　務　純　益	810,593	△481,379	1,291,972
職員一人当たり（千円）	48,471	△ 25,372	73,843
業務純益（一般貸倒繰入前・除く国債等債券損益）	975,894	13,808	962,086
職員一人当たり（千円）	58,356	3,368	54,988

粗　利　経　費　率	37.8	△ 0.4	38.2

（注）1．職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2．職員一人当たり算出の職員数は、平均人員数。
3．粗利経費率＝経費（除く臨時処理分）／業務粗利益

３．国内利鞘　【三井住友銀行単体】

（単位　％）

	１７年度	１６年度比	１６年度
資金運用利回（Ａ）	1.51	＋ 0.06	1.45
貸出金利回（Ｃ）	1.71	△ 0.07	1.78
有価証券利回	1.03	＋ 0.35	0.68
資金調達原価（Ｂ）	0.82	△ 0.02	0.84
資金調達利回	0.07	△ 0.02	0.09
預金等利回（Ｄ）	0.02	0.00	0.02
外部負債利回	0.22	△ 0.05	0.27
経費率	0.75	0.00	0.75
総資金利鞘（Ａ）－（Ｂ）	0.69	＋ 0.08	0.61
預貸金利鞘（Ｃ）－（Ｄ）	1.69	△ 0.07	1.76

４．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	１７年度	１６年度比	１６年度
国 債 等 債 券 損 益	△ 10,320	11,270	△ 21,590
売　却　益	43,102	△ 37,692	80,794
売　却　損	△ 53,317	49,026	△102,343
償　還　益	90	△ 173	263
償　還　損	△ 195	△ 134	△ 61
償　　却	－	243	△ 243

株 式 等 損 益	25,460	144,187	△118,727
売　却　益	70,085	△ 42,974	113,059
売　却　損	△ 13,367	△ 9,161	△ 4,206
償　　却	△ 31,257	196,323	△227,580

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）時価ヘッジの適用等により損益に反映させた額は、資本直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（金額単位　百万円）

	18年３月末				17年３月末		
	評価損益	17年３月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 30,782	△ 28,938	577	△ 31,359	△ 1,844	2,089	△ 3,933
子会社・関連会社株式	267,575	207,232	270,285	△ 2,710	60,343	60,690	△ 347
その他有価証券	1,316,206	664,821	1,695,589	△379,383	651,385	750,143	△ 98,757
株式	1,632,404	965,078	1,649,881	△ 17,476	667,326	708,643	△ 41,317
債券	△282,254	△289,954	727	△282,981	7,700	27,343	△ 19,642
その他	△ 33,943	△ 10,302	44,980	△ 78,924	△ 23,641	14,155	△ 37,797
その他の金銭の信託	209	5	209	－	204	300	△ 95
合　計	1,553,208	843,120	1,966,661	△413,453	710,088	813,222	△103,133
株式	1,899,979	1,172,310	1,920,166	△ 20,186	727,669	769,333	△ 41,664
債券	△313,307	△318,667	1,033	△314,341	5,360	28,925	△ 23,565
その他	△ 33,463	△ 10,522	45,460	△ 78,924	△ 22,941	14,963	△ 37,904

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権も含めております。

2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。また、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。

【連結】　（金額単位　百万円）

	18年３月末				17年３月末		
	評価損益	17年３月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 30,781	△ 28,963	580	△ 31,361	△ 1,818	2,114	△ 3,933
その他有価証券	1,373,337	676,998	1,771,170	△397,833	696,339	801,356	△105,017
株式	1,702,690	997,637	1,722,129	△ 19,438	705,053	750,480	△ 45,426
債券	△297,233	△312,194	988	△298,222	14,961	34,971	△ 20,010
その他	△ 32,120	△ 8,445	48,052	△ 80,172	△ 23,675	15,903	△ 39,579
その他の金銭の信託	209	5	209	－	204	300	△ 95
合　計	1,342,765	648,041	1,771,960	△429,195	694,724	803,771	△109,046
株式	1,702,690	997,637	1,722,129	△ 19,438	705,053	750,480	△ 45,426
債券	△328,288	△340,909	1,294	△329,583	12,621	36,554	△ 23,932
その他	△ 31,636	△ 8,686	48,535	△ 80,172	△ 22,950	16,735	△ 39,686

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めております。

2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。

3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。また、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。

6.　デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	18年３月末				17年３月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	465	1,010	△ 545	△1,704	577	529	48	△ 742
通貨スワップ	33	56	△ 23	8	11	97	△ 86	28
その他	64	33	31	24	75	57	18	121
合計	562	1,099	△ 537	△1,672	663	683	△ 20	△ 593

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	18年３月末				17年３月末			
	１年以内	１年超5年以内	5年超	合計	１年以内	１年超5年以内	5年超	合計
受取固定・支払変動	55,875	160,615	50,453	266,943	73,047	169,472	31,708	274,227
受取変動・支払固定	9,034	55,643	56,355	121,032	9,498	59,954	32,703	102,155
受取変動・支払変動	2,538	2,307	208	5,053	1,550	4,520	508	6,578
金利ｽﾜｯﾌﾟ想定元本合計	67,447	218,565	107,016	393,028	84,095	233,946	64,919	382,960

７．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年３月末	17年３月末比	17年３月末
退職給付債務残高	（A）	842,444	13,884	828,560
（割引率）		（　2.5%）	（　－　）	（　2.5%）
年金資産時価総額	（B）	1,207,292	321,882	885,410
退職給付引当金	（C）	－	－	－
前払年金費用	（D）	176,976	19,513	157,463
未認識過去勤務債務（債務の減額）	（E）	△　58,999	9,240	△　68,239
未認識数理計算上の差異	(A-B-C+D-E)	△　128,871	△　297,724	168,853

（ご参考）【連結】　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

		18年３月末	17年３月末比	17年３月末
退職給付債務残高	（A）	909,802	18,491	891,311
年金資産時価総額	（B）	1,236,535	328,082	908,453
退職給付引当金	（C）	36,786	1,994	34,792
前払年金費用	（D）	176,976	19,052	157,924
未認識過去勤務債務（債務の減額）	（E）	△　59,727	9,436	△　69,163
未認識数理計算上の差異	(A-B-C+D-E)	△　126,816	△　301,969	175,153

（２）退職給付費用

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	１７年度	１６年度比	１６年度
退職給付費用	28,952	△　24,726	53,678
勤務費用	16,277	△　1,344	17,621
利息費用	20,714	19	20,695
期待運用収益	△　24,080	△　3,432	△　20,648
会計基準変更時差異処理額（５年均等償却）	－	△　16,001	16,001
過去勤務債務の損益処理額	△　9,239	－	△　9,239
数理計算上の差異の損益処理額	24,190	△　1,103	25,293
その他	1,091	△　2,864	3,955

（ご参考）【連結】　　　　　　　　　　　　　　　　　　　　（金額単位　百万円）

	１７年度	１６年度比	１６年度
退職給付費用	35,419	△　31,369	66,788

８．自己資本比率　【連結】

（単位　億円、％）

	18年３月末［速報値］	17年３月末比	17年３月末
（１）自己資本比率	12.39	2.45	9.94
（２）Tier Ⅰ	46,459	13,836	32,623
うちその他有価証券の評価差損	―	―	―
（３）Tier Ⅱ	40,677	8,054	32,623
①Tier Ⅱに算入された有価証券含み益	6,278	3,107	3,171
②Tier Ⅱに算入された土地再評価差額金	399	△ 272	671
③Tier Ⅱに算入された一般貸倒引当金	7,426	1,091	6,335
④Tier Ⅱに算入された劣後ローン(社債)残高	26,574	4,128	22,446
（４）控除項目	6,193	1,149	5,044
（５）自己資本（2）＋（3）－（4）	80,944	20,743	60,201
（６）リスクアセット	653,223	47,697	605,526

（注）子会社の株式会社三井住友銀行において、マーケットリスクに係る一部の取引データが二重に計上されていたため、影響額は僅少でありますが、16年９月末、17年３月末及び17年９月末のリスクアセットが過大に、自己資本比率が過少に表示されておりました。
詳細については、Ｐ.23をご参照ください。

９．ＲＯＥ

【三井住友銀行単体】　（単位　％）

	１７年度	１６年度比	１６年度
業務純益（一般貸倒引当金繰入前）ベース	50.3	△ 11.3	61.6
業務純益ベース	42.0	△ 42.9	84.9
当期純利益ベース	26.6	36.5	△ 9.9

【連結】　（単位　％）

	１７年度	１６年度比	１６年度
当期純利益ベース	33.2	56.2	△ 23.0

（注）ＲＯＥ＝（当期純利益等 ― 優先株式配当金総額）／{（期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額）}÷２ × １００

（単位　％）

	１７年度	１６年度比	１６年度
連結ベースＲＯＥ（完全希薄化後）	19.0	27.0	△ 8.0

（注）連結ベースＲＯＥ（完全希薄化後）＝ 当期純利益／（期首株主資本＋期末株主資本）÷２ × １００

1-3. 自己査定、開示及び償却・引当との関係 【三井住友銀行単体】

<18年３月末現在>

（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,645① (17年３月末比 △2,838)	担保・保証等により回収可能部分 1,485（イ）		全額引当 160	全額償却（注１）	個別貸倒引当金 202（注２）	100%（注３）
破綻懸念先	危険債権 4,734② (17年３月末比 △4,510)	担保・保証等により回収可能部分 2,667（ロ）		必要額を引当 2,067		個別貸倒引当金 2,213（注２）	100%（注３）
要注意先	要管理債権 3,222③ (17年３月末比 △1,297) （要管理先債権）	要管理債権中の担保・保証等による保全部分 1,021（ハ）				要管理債権に対する一般貸倒引当金 1,146	52.6%（注３）／24.9%（注３）
	正常債権 559,849	要管理先債権以外の要注意先債権				一般貸倒引当金 5,725	7.3% [16.4%]（注４）
正常先		正常先債権					0.4%（注４）

総計				
569,450④			特定海外債権引当勘定 24	
A＝①＋②＋③	B 担保・保証等により回収可能部分（イ+ロ+ハ）	C 左記以外（A−B）	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金（注２）	引当率（注５）D／C
9,601⑤ (17年３月末比 △8,645) <不良債権比率 (⑤/④)1.7%>	5,173	4,428	3,561	80.4%

保全率＝（B＋D）／A　91.0%

（注１）　直接減額 6,036億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　42億円、破綻懸念先　96億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】　（金額単位　百万円）

		18年３月末	17年３月末比	17年３月末
リスク管理債権	破綻先債権	40,914	△　5,017	45,931
	延滞債権	551,083	△　686,939	1,238,022
	３カ月以上延滞債権	23,446	△　3,456	26,902
	貸出条件緩和債権	298,728	△　126,278	425,006
	合計	914,173	△　821,690	1,735,863
	直接減額実施額	587,616	△　916,985	1,504,601
貸出金残高（末残）		51,857,559	1,789,973	50,067,586
貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	1.1	△　1.4	2.5
	３カ月以上延滞債権	0.0	△　0.1	0.1
	貸出条件緩和債権	0.6	△　0.2	0.8
	合計	1.8	△　1.7	3.5

【連結】　（金額単位　百万円）

		18年３月末	17年３月末比	17年３月末
リスク管理債権	破綻先債権	59,332	△　9,005	68,337
	延滞債権	714,366	△　684,598	1,398,964
	３カ月以上延滞債権	24,571	△　4,870	29,441
	貸出条件緩和債権	444,889	△　285,812	730,701
	合計	1,243,160	△　984,285	2,227,445
	直接減額実施額	754,119	△　969,679	1,723,798
貸出金残高（末残）		57,267,203	2,467,398	54,799,805

（単位　%）

		18年３月末	17年３月末比	17年３月末
貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	1.2	△　1.4	2.6
	３カ月以上延滞債権	0.0	△　0.1	0.1
	貸出条件緩和債権	0.8	△　0.5	1.3
	合計	2.2	△　1.9	4.1

１２．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
貸倒引当金	816,437	△　172,684	989,121
一般貸倒引当金	572,536	154,981	417,555
個別貸倒引当金	241,546	△　326,090	567,636
特定海外債権引当勘定	2,354	△　1,576	3,930
直接減額実施額	603,622	△　928,224	1,531,846

【連結】　（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
貸倒引当金	1,035,468	△　238,092	1,273,560
一般貸倒引当金	742,614	109,099	633,515
個別貸倒引当金	290,499	△　345,615	636,114
特定海外債権引当勘定	2,354	△　1,576	3,930
直接減額実施額	799,144	△　983,100	1,782,244

１３．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　%）

	18年３月末	17年３月末比	17年３月末
直接減額実施前	94.6	16.8	77.8
直接減額実施後	89.3	32.3	57.0

【連結】　（単位　%）

	18年３月末	17年３月末比	17年３月末
直接減額実施前	91.9	14.6	77.3
直接減額実施後	83.3	26.1	57.2

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	18年３月末	17年３月末比	17年３月末
破産更生債権及びこれらに準ずる債権	164,510	△ 283,751	448,261
危険債権	473,409	△ 451,042	924,451
要管理債権	322,175	△ 129,734	451,909
合計（Ａ）	960,095	△ 864,527	1,824,622
正常債権	55,984,937	2,532,390	53,452,547
総計（Ｂ）	56,945,032	1,667,863	55,277,169
不良債権比率（Ａ／Ｂ）	1.7	△ 1.6	3.3
直接減額実施額	603,622	△ 928,224	1,531,846

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
保全額（Ｃ）	873,464	△ 778,478	1,651,942
貸倒引当金（注）（Ｄ）	356,137	△ 336,045	692,182
担保保証等（Ｅ）	517,327	△ 442,433	959,760

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

保全率（Ｃ）／（Ａ）	91.0	0.5	90.5
貸倒引当金総額を分子に算入した場合の保全率	138.9	32.1	106.8

（単位　％）

担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	80.4	0.4	80.0
貸倒引当金総額を分子に算入した場合の引当率	184.4	70.0	114.4

【連結】

（単位　百万円、％）

	18年３月末	17年３月末比	17年３月末
破産更生債権及びこれらに準ずる債権	250,101	△ 230,867	480,968
危険債権	564,949	△ 509,291	1,074,240
要管理債権	477,405	△ 290,392	767,797
合計（Ａ）	1,292,457	△1,030,549	2,323,006
正常債権	60,731,094	3,636,319	57,094,775
総計（Ｂ）	62,023,551	2,605,770	59,417,781
不良債権比率（Ａ／Ｂ）	2.1	△ 1.8	3.9

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
保全額（Ｃ）	1,132,921	△ 910,121	2,043,042
貸倒引当金（Ｄ）	398,879	△ 362,319	761,198
担保保証等（Ｅ）	734,042	△ 547,802	1,281,844

（単位　％）

保全率（Ｃ）／（Ａ）	87.7	△ 0.2	87.9
貸倒引当金総額を分子に算入した場合の保全率	136.9	26.9	110.0

（単位　％）

担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	71.4	△ 1.7	73.1
貸倒引当金総額を分子に算入した場合の引当率	185.4	63.1	122.3

１５．不良債権のオフバランス化の実績　【三井住友銀行単体】

（金額単位　億円）

【上期実績】

	17年３月末	17年度 上期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	17年９月末
破産更生等債権	4,483	△ 1,466	387	△ 1,853	3,017
危険債権	9,244	△ 2,006	2,764	△ 4,770	7,238
合　計	13,727	△ 3,472	(注1) 3,151	△ 6,623	10,255
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	2,021				1,971

要因別内訳(注3)

清算型処理	△ 186
再建型処理	△ 2,371
再建型処理に伴う業況改善	△ 256
債権流動化	△ 2,483
直接償却	1,053
その他	△ 2,380
うち回収･返済等	△ 2,076
うち業況改善	△ 304
合計	△ 6,623

【下期実績】

	17年９月末	17年度 下期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	18年３月末
破産更生等債権	3,017	△ 1,372	318	△ 1,690	1,645
危険債権	7,238	△ 2,504	2,054	△ 4,558	4,734
合　計	10,255	△ 3,876	2,372	(注1)△ 6,248	6,379
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	1,971				1,129

要因別内訳(注3)

清算型処理	△ 564
再建型処理	△ 2,787
再建型処理に伴う業況改善	△ 25
債権流動化	△ 4,828
直接償却	5,325
その他	△ 3,369
うち回収･返済等	△ 2,106
うち業況改善	△ 1,263
合計	△ 6,248

(注1) 上期に新規発生した先で下期にオフバランス化した額は、それぞれに計上されており、その金額は2,314億円。
(注2) オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。
(注3) １．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生､民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。

１６．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
国内店分（除く特別国際金融取引勘定）	47,461,252	787,605	46,673,647
製造業	5,172,704	△ 149,011	5,321,715
農業、林業、漁業及び鉱業	133,756	8,182	125,574
建設業	1,283,199	△ 335,173	1,618,372
運輸、情報通信、公益事業	2,658,362	△ 79,024	2,737,386
卸売・小売業	5,170,601	△ 140,280	5,310,881
金融・保険業	5,072,348	△ 86,406	5,158,754
不動産業	6,316,865	333,905	5,982,960
各種サービス業	5,731,622	25,721	5,705,901
地方公共団体	657,755	74,240	583,515
その他	15,264,035	1,135,451	14,128,584
海外店分及び特別国際金融取引勘定分	4,396,307	1,002,369	3,393,938
政府等	38,992	△ 36,832	75,824
金融機関	348,464	111,188	237,276
商工業	3,815,783	821,765	2,994,018
その他	193,066	106,247	86,819
合計	51,857,559	1,789,973	50,067,586

うちリスク管理債権

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
国内店分（除く特別国際金融取引勘定）	866,798	△ 836,793	1,703,591
製造業	64,620	△ 16,663	81,283
農業、林業、漁業及び鉱業	3,177	2,452	725
建設業	39,910	△ 302,242	342,152
運輸、情報通信、公益事業	79,399	46,026	33,373
卸売・小売業	91,046	△ 12,295	103,341
金融・保険業	13,527	△ 80,982	94,509
不動産業	257,207	△ 139,335	396,542
各種サービス業	254,606	△ 195,595	450,201
地方公共団体	―	―	―
その他	63,301	△ 138,161	201,462
海外店分及び特別国際金融取引勘定分	47,375	15,103	32,272
政府等	―	△ 111	111
金融機関	―	△ 267	267
商工業	47,375	15,481	31,894
その他	―	―	―
合計	914,173	△ 821,690	1,735,863

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	18年３月末	引当率	17年３月末比	17年３月末
国内店分（除く特別国際金融取引勘定）	908,854	81.7	△　878,961	1,787,815
製造業	68,019	67.0	△　17,435	85,454
農業、林業、漁業及び鉱業	3,177	59.0	2,452	725
建設業	41,079	63.0	△　355,219	396,298
運輸、情報通信、公益事業	86,958	71.2	50,754	36,204
卸売・小売業	93,657	64.6	△　11,355	105,012
金融・保険業	14,706	88.5	△　81,131	95,837
不動産業	274,159	91.3	△　134,392	408,551
各種サービス業	261,856	88.1	△　194,167	456,023
地方公共団体	－	－	－	－
その他	65,237	100.0	△　138,468	203,705
海外店分及び特別国際金融取引勘定分	51,241	67.4	14,434	36,807
政府等	－	－	△　111	111
金融機関	－	－	△　462	462
商工業	51,241	67.4	15,007	36,234
その他	－	－	－	－
合計	960,095	80.4	△　864,527	1,824,622

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
消費者ローン残高	14,725,514	494,866	14,230,648
住宅ローン残高	13,771,812	531,363	13,240,449
うち自己居住用の住宅ローン残高	10,044,534	593,204	9,451,330
その他ローン残高	953,701	△　36,497	990,198

（４）中小企業等に対する貸出金

（単位　百万円、％）

	18年３月末	17年３月末比	17年３月末
中小企業等貸出金残高	35,496,058	204,908	35,291,150
中小企業等貸出金比率	74.8	△　0.8	75.6

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１７．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	18年３月末	17年３月末比	17年３月末
債　権　額	35,511	△ 4,653	40,164
対　象　国　数	2	△ 3	5

（２）貸出金の主要地域別残高

①アジア主要国向け　（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
インドネシア	66,342	2,329	64,013
うちリスク管理債権	2,213	△ 1,104	3,317
タイ	352,781	129,806	222,975
うちリスク管理債権	455	△ 290	745
韓国	258,907	63,994	194,913
うちリスク管理債権	1,184	95	1,089
香港	291,867	71,963	219,904
うちリスク管理債権	13,732	13,410	322
中国	342,652	87,762	254,890
うちリスク管理債権	1,748	1,550	198
シンガポール	292,271	45,530	246,741
うちリスク管理債権	7,757	6,919	838
インド	32,762	15,997	16,765
うちリスク管理債権	－	△ 1,059	1,059
マレーシア	68,063	△ 19,011	87,074
うちリスク管理債権	5,213	4,711	502
パキスタン	1,622	△ 402	2,024
うちリスク管理債権	1,334	115	1,219
その他	90,254	7,125	83,129
うちリスク管理債権	505	505	－
合　計	1,797,523	405,091	1,392,432
うちリスク管理債権	34,141	24,852	9,289

（注）　１．債務者所在国を基準に集計しております。（以下同様）
　　　　２．リスク管理債権は、海外店分及び特別国際金融取引勘定分を集計しております。（以下同様）

②中南米主要国向け　（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
チリ	3,288	1,136	2,152
うちリスク管理債権	－	－	－
コロンビア	935	△ 3,598	4,533
うちリスク管理債権	－	△ 372	372
メキシコ	37,609	3,482	34,127
うちリスク管理債権	－	－	－
アルゼンチン	14	△ 42	56
うちリスク管理債権	－	－	－
ブラジル	56,305	5,532	50,773
うちリスク管理債権	－	－	－
ベネズエラ	5,315	△ 947	6,262
うちリスク管理債権	－	－	－
パナマ	240,279	72,517	167,762
うちリスク管理債権	－	－	－
その他	3,257	△ 412	3,669
うちリスク管理債権	－	△ 111	111
合　計	347,004	77,668	269,336
うちリスク管理債権	－	△ 483	483

③ロシア向け　（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
ロシア	37,007	25,273	11,734
うちリスク管理債権	－	－	－

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	18年３月末	引当率	17年３月末比	17年３月末
海外店分及び特別国際金融取引勘定分	51,241	67.4	14,434	36,807
アジア	35,647	62.0	22,832	12,815
インドネシア	2,213	50.0	△ 1,104	3,317
香港	13,732	50.7	13,321	411
インド	－	－	△ 1,080	1,080
中国	1,748	50.2	1,550	198
その他	17,954	70.8	10,145	7,809
北米	15,237	99.3	△ 7,521	22,758
中南米	－	－	△ 678	678
西欧	357	49.9	△ 199	556
東欧	－	－	－	－

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１８．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	１７年度	１６年度比	１６年度
預　金　（末残）	65,070,784	2,282,456	62,788,328
預　金　（平残）	63,825,633	2,414,352	61,411,281
うち国内業務部門	56,437,539	1,815,646	54,621,893
平均利回	0.02	0.00	0.02
貸出金　（末残）	51,857,559	1,789,973	50,067,586
貸出金　（平残）	51,150,685	341,777	50,808,908
うち国内業務部門	46,007,295	△ 852,050	46,859,345
平均利回	1.71	△ 0.07	1.78

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
国内総預金	63,107,711	2,498,081	60,609,630
個　人	32,760,329	606,315	32,154,014
法　人	30,347,382	1,891,766	28,455,616

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	18年３月末	17年３月末比	17年３月末
投資信託預り残高	2,923,609	575,382	2,348,227
うち個人向け	2,803,120	538,276	2,264,844

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

１９．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	１７年度
社数	9
債権放棄額（債権額）	2,458

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	18年３月末
貸借対照表価額	38,416
取得原価	22,092

（金額単位　億円）

	１７年度
売却実績	約△1,800

２０．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	18年３月末		17年３月末	18年３月末 健全化計画
		17年３月末比		
取締役·監査役（注1）	22	△　3	25	23
従業員数　（注2）	20,322	△　698	21,020	20,900

（注）1. 三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２１．店舗数の状況　【三井住友銀行単体】

（単位　店、社）

	18年３月末		17年３月末	18年３月末 健全化計画
		17年３月末比		
国内本支店　（注1）	411	△　14	425	415
海外支店　（注2）	15	△　2	17	19
海外現地法人　（注3）	27	－	27	28

（注）1. 出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率５０％以下の法人を除いております。

２２．繰延税金資産　【三井住友銀行単体】

（１）繰延税金資産の計上額

（金額単位　億円）

		18年３月末	17年３月末比	17年３月末	（ご参考）一時差異等残高 18年３月末
①繰延税金資産合計（②－③）	1	15,727	△ 2,531	18,258	
②繰延税金資産小計	2	20,773	△ 3,018	23,791	50,905
貸倒引当金	3	2,507	△ 647	3,154	6,170
貸出金償却	4	1,702	△ 3,919	5,621	4,189
有価証券有税償却	5	4,477	△ 853	5,330	11,019
退職給付引当金	6	744	△ 25	769	1,832
減価償却限度超過額	7	65	＋ 4	61	160
その他有価証券評価差額金	8	－	－	－	－
税務上の繰越欠損金	9	10,874	＋ 2,646	8,228	26,542
その他	10	404	△ 224	628	993
③評価性引当額	11	5,046	△ 487	5,533	
④繰延税金負債	12	5,965	＋ 2,729	3,236	14,680
退職給付信託設定益	13	516	△ 1	517	1,271
その他有価証券評価差額金	14	5,362	＋ 2,717	2,645	13,197
その他	15	87	＋ 13	74	212
繰延税金資産の計上額（①－④）	16	9,762	△ 5,260	15,022	
14行目の繰延税金負債相当額（注）	17	△ 5,362	△ 2,717	△ 2,645	△ 13,197
上記以外	18	15,124	△ 2,543	17,667	37,000
実効税率	19	40.63%	－	40.63%	

（注）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）5（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年上期中に半減目標を前倒しで達成。これらの過程等で、不良債権有税処理残高（注2）が積み上がったが、無税化も順調に進んでいる（18/3末不良債権有税処理残高　約10,400億円）。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となったが（11/3末の約1,000億円→15/3末の約15,000億円）、売却等により無税化も着実に進んでいる（18/3末有価証券有税償却残高　約11,000億円）。

（ロ）上記等により、18/3末時点の税務上の繰越欠損金は約26,500億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	52,050
A 税引前当期純利益	2	33,858
B 申告調整額（除く18/3末一時差異の解消額）	3	6,805
C 調整前課税所得（A＋B）	4	40,663
⇩		
調整前課税所得に対応する繰延税金資産額	5	16,521

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①公表済の経営健全化計画（～20年度）を基礎とし、22年度までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	14/3期	15/3期	16/3期	17/3期	18/3期
確定申告所得(繰越欠損金控除前)	2,419	▲7,455	▲14,378	3,172	▲6,528

(注1)「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 法人税の確定申告は６月末に行うため、18/3期は決算時点での見積り計数である。
(注3) 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

２３．平成１８年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】

（金額単位　億円）

	18年度予想		17年度実績
	中間期		
営業収益	3,200	3,600	554
経常利益	3,150	3,550	482
当期純利益	3,150	3,550	734

（金額単位　億円）

	18年度予想		17年度実績
	中間	年間	年間
配当金総額	－	551	480

１株当たり配当予想

（金額単位　円）

	18年度予想		17年度実績
	中間	年間	年間
普通株式	－	4,000	3,000
第一種優先株式	－	－	10,500
第二種優先株式	－	28,500	28,500
第三種優先株式	－	13,700	13,700
第1～12回第四種優先株式	－	135,000	135,000
第1回第六種優先株式	－	88,500	88,500

【連結】

（金額単位　億円）

	18年度予想		17年度実績
	中間期		
経常収益	17,500	37,000	37,051
経常利益	4,400	10,100	9,636
当期純利益	2,600	5,700	6,868

＜ご参考＞

株式会社三井住友銀行

【単体】

（金額単位　億円）

	18年度予想		17年度実績
	中間期		
業務粗利益	7,200	15,400	15,521
経費	△　3,000	△　6,000	△　5,865
業務純益（一般貸倒引当金繰入前）	4,200	9,400	9,656
経常利益	3,400	7,800	7,209
当期純利益	2,100	4,600	5,195

与信関係費用	△　850	△　1,700	△　2,309

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額＋特別利益に含まれる償却債権取立益

（ご参考①）平成１７年度実績と平成１８年度経営方針

平成１７年度実績

経営方針：「確固たる収益水準の確保」

■重点分野への積極的な経営資源投入を通じた収益拡大

	＜17/3期実績＞	＜18/3期予想※＞	＜18/3期実績＞
SMFG連結当期純利益	▲2,342億円	4,600億円	6,868億円
銀行単体当期純利益	▲1,368億円	3,500億円	5,195億円

■クレジットコストの巡航速度化

【三井住友銀行単体】	＜17/3期実績＞	＜18/3期予想※＞	＜18/3期実績＞
与信関係費用	▲9,548億円	▲3,000億円	▲2,309億円
金融再生法開示債権残高	1兆8,246億円	1兆円程度	9,601億円
不良債権比率	３．３％	２％程度	１．７％

※17年5月決算発表時予想

平成１８年度経営方針：「持続的成長に向けた地歩固め」

■「お客さまの価値創造に資する質の高い商品・サービス」のグループベースでの提供推進

個人ビジネス

コンサルティングビジネスの一段の高度化
- 環境変化を捉えた新商品・サービスの提供
- 拠点網・コンサルタントの一段の拡充

アライアンスを通じたサービスの拡充
- ケータイクレジットサービス（NTTドコモ）
- コンシューマーローン（プロミス）
- インターネット金融サービス（ヤフー） 等

法人ビジネス

経営課題解決型ビジネスの強化
- 事業拡大・企業再編等
- コーポレート・アドバイザリー本部の新設

多様な資金調達ニーズへの対応
- 中小企業向け無担保貸出
- シンジケートローン
- 債権流動化 等

顧客基盤の拡大 / 質の高い収益体質の構築

■強固な企業基盤の構築

（１）内部管理体制の一段の高度化

- コンプライアンスの徹底
- 品質向上・CS推進体制の強化
- リスク管理の高度化
- 内部監査の強化
- 業績評価制度の見直し 人材マネジメントの高度化

（２）財務基盤の一段の強化

- 資本の質・量両面での拡充

＜平成１８年度予想＞

SMFG連結当期純利益 5,700億円

銀行単体当期純利益 4,600億円

公的資金の早期返済

（ご参考②）三井住友銀行の財務諸表等

1．三井住友銀行の平成17年度経営指標等

【三井住友銀行単体】

経常収益	2,287,935	百万円
経常利益	720,933	百万円
当期純利益	519,520	百万円
総資産	97,443,428	百万円
株主資本	3,634,776	百万円
株主資本比率	3.73	%
単体自己資本比率（国際統一基準）【速報値】	11.35	%
発行済株式総数（期末）	56,112,948	株
うち普通株式	55,212,947	
うち第一種優先株式	35,000	
うち第二種優先株式	100,000	
うち第三種優先株式	695,000	
うち第１回第六種優先株式	70,001	
期末自己株式数	－	株
発行済株式総数（平残）	56,112,948	株
うち普通株式	55,212,947	
うち第一種優先株式	35,000	
うち第二種優先株式	100,000	
うち第三種優先株式	695,000	
うち第１回第六種優先株式	70,001	
１株当たり当期純利益	9,066円46銭	
潜在株式調整後１株当たり当期純利益	9,050円63銭	
１株当たり株主資本	42,105円57銭	
配当金総額（年間）	334,420	百万円
普通株式　（１株当たり）	5,714	円
第一種優先株式　（１株当たり）	10,500	円
第二種優先株式　（１株当たり）	28,500	円
第三種優先株式　（１株当たり）	13,700	円
第１回第六種優先株式　（１株当たり）	88,500	円
時価を付したことにより増加した純資産額	893,900	百万円

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	10.77	%

（注）株式会社三井住友銀行において、マーケットリスクに係る一部の取引データが二重に計上されていたため、影響額は僅少でありますが、16年９月末、17年３月末及び17年９月末のリスクアセットが過大に、自己資本比率が過少に表示されておりました。
詳細については、Ｐ.23をご参照ください。

子会社の株式会社三井住友銀行において、マーケットリスクに係る一部の取引データが二重に計上されていたため、16年９月末、17年３月末及び17年９月末のリスクアセットが過大に、自己資本比率が過少に表示されておりました。

データ保存期間の制約等のため、リスクアセットを算出するために必要なマーケットリスクの指標であるＶａＲ（バリュー・アット・リスク：一定の確率の下で被る可能性がある予想最大損失額）を過去に遡って正確に算出することは不可能でありますが、一定の前提に基づく試算を行った結果、各期における自己資本比率への影響は、0.00～0.02％程度と僅少でありました。

参考として、過去に開示を行った16年９月末、17年３月末及び17年９月末の自己資本比率を以下に記載しております。

【ご参考】

三井住友フィナンシャルグループ連結自己資本比率

（単位　百万円、％）

		16年９月末	17年３月末	17年９月末
自己資本比率	(A)/(B)	10.93	9.94	11.00
自己資本	(A)	6,621,422	6,020,069	6,944,161
リスクアセット	(B)	60,539,127	60,552,620	63,127,899
うちマーケットリスク相当額に係る額		285,650	353,876	413,074

三井住友銀行連結自己資本比率

（単位　百万円、％）

		16年９月末	17年３月末	17年９月末
自己資本比率	(A)/(B)	11.03	10.60	11.19
自己資本	(A)	6,428,635	6,175,605	6,800,093
リスクアセット	(B)	58,233,832	58,244,521	60,769,116
うちマーケットリスク相当額に係る額		282,759	351,964	411,599

三井住友銀行単体自己資本比率

（単位　百万円、％）

		16年９月末	17年３月末	17年９月末
自己資本比率	(A)/(B)	11.35	11.32	12.00
自己資本	(A)	6,157,741	6,118,047	6,761,532
リスクアセット	(B)	54,224,522	54,034,487	56,303,976
うちマーケットリスク相当額に係る額		200,978	304,929	343,555

2．比較貸借対照表（主要内訳）　【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成17年度末（A）	平成16年度末（B）	比　較（A－B）
（資産の部）			
現金預け金	6,589,967	4,524,830	2,065,137
コールローン	576,909	373,397	203,512
買現先勘定	81,470	88,021	△　6,551
債券貸借取引支払保証金	1,956,650	568,340	1,388,310
買入手形	-	573,000	△　573,000
買入金銭債権	115,637	126,682	△　11,045
特定取引資産	3,694,791	3,363,376	331,415
金銭の信託	2,912	3,832	△　920
有価証券	25,202,541	23,676,696	1,525,845
貸出金	51,857,559	50,067,586	1,789,973
外国為替	877,570	840,923	36,647
その他資産	1,567,812	1,446,439	121,373
動産不動産	639,538	660,469	△　20,931
繰延税金資産	976,203	1,502,153	△　525,950
支払承諾見返	4,120,300	4,303,148	△　182,848
貸倒引当金	△　816,437	△　989,121	172,684
資産の部合計	97,443,428	91,129,776	6,313,652
（負債の部）			
預金	65,070,784	62,788,328	2,282,456
譲渡性預金	3,151,382	2,803,299	348,083
コールマネー	2,833,865	2,232,507	601,358
売現先勘定	382,082	365,127	16,955
債券貸借取引受入担保金	2,709,084	3,838,031	△　1,128,947
売渡手形	5,104,100	2,578,700	2,525,400
特定取引負債	2,515,932	1,711,030	804,902
借用金	2,023,023	2,267,602	△　244,579
外国為替	449,560	477,845	△　28,285
社債	3,776,707	3,718,372	58,335
信託勘定借	318,597	50,457	268,140
その他負債	1,295,135	1,143,206	151,929
賞与引当金	8,691	9,092	△　401
日本国際博覧会出展引当金	-	231	△　231
特別法上の引当金	18	18	-
再評価に係る繰延税金負債	49,384	90,043	△　40,659
支払承諾	4,120,300	4,303,148	△　182,848
負債の部合計	93,808,652	88,377,041	5,431,611
（資本の部）			
資本金	664,986	664,986	-
資本剰余金	1,367,548	1,367,548	-
資本準備金	665,033	1,009,933	△　344,900
その他資本剰余金	702,514	357,614	344,900
利益剰余金	794,033	291,311	502,722
任意積立金	221,502	221,532	△　30
当期未処分利益	572,531	69,779	502,752
土地再評価差額金	24,716	42,345	△　17,629
その他有価証券評価差額金	783,491	386,543	396,948
資本の部合計	3,634,776	2,752,735	882,041
負債及び資本の部合計	97,443,428	91,129,776	6,313,652

（注）記載金額は百万円未満を切り捨てて表示しております。

３．比較損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成17年度（A）	平成16年度（B）	比較（A－B）
経常収益	2,287,935	2,289,372	△ 1,437
資金運用収益	1,426,546	1,318,698	107,848
（うち貸出金利息）	(990,853)	(934,892)	(55,961)
（うち有価証券利息配当金）	(317,180)	(262,640)	(54,540)
信託報酬	8,626	2,609	6,017
役務取引等収益	474,972	399,434	75,538
特定取引収益	13,250	131,779	△ 118,529
その他業務収益	273,861	228,005	45,856
その他経常収益	90,678	208,845	△ 118,167
経常費用	1,567,002	2,361,053	△ 794,051
資金調達費用	472,002	346,195	125,807
（うち預金利息）	(226,926)	(107,718)	(119,208)
役務取引等費用	108,296	101,358	6,938
特定取引費用	1,312	199	1,113
その他業務費用	63,613	109,916	△ 46,303
営業経費	604,098	603,477	621
その他経常費用	317,679	1,199,906	△ 882,227
経常利益	720,933	△ 71,680	792,613
特別利益	34,763	1,562	33,201
特別損失	9,024	29,961	△ 20,937
税引前当期純利益	746,672	△ 100,079	846,751
法人税、住民税及び事業税	13,512	6,379	7,133
還付法人税等	－	8,184	△ 8,184
法人税等調整額	213,639	38,579	175,060
当期純利益	519,520	△ 136,854	656,374
前期繰越利益	69,774	254,523	△ 184,749
土地再評価差額金取崩額	17,629	2,559	15,070
中間配当額	34,393	50,449	△ 16,056
当期未処分利益	572,531	69,779	502,752

（注）記載金額は百万円未満を切り捨てて表示しております。

４．比較利益処分計算書案　　【三井住友銀行単体】

（金額単位　百万円）

科　　　目	平成17年度（A）	平成16年度（B）	比　較（A－B）
当期未処分利益の処分			
当期未処分利益	572,531	69,779	502,752
任意積立金取崩額	0	29	△　29
海外投資等損失準備金取崩額	0	29	△　29
計	572,531	69,808	502,723
利益処分額	300,027	33	299,994
第１回第六種優先株式配当金	－	33	△　33
普通株式配当金	300,027	－	300,027
次期繰越利益	272,504	69,774	202,730
その他資本剰余金の処分			
その他資本剰余金	702,514	357,614	344,900
その他資本剰余金処分額	－	－	－
その他資本剰余金次期繰越額	702,514	357,614	344,900

（注）記載金額は百万円未満を切り捨てて表示しております。

5．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券
貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	18年３月末				
	貸借対照表計上額	時　価	差　額	うち益	うち損
国　債	750,004	730,370	△ 19,634	306	19,940
地方債	96,892	93,527	△ 3,365	－	3,365
社　債	379,514	371,461	△ 8,053	－	8,053
その他	9,654	9,924	270	270	－
合　計	1,236,065	1,205,283	△ 30,782	577	31,359

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	18年３月末		
	貸借対照表計上額	時　価	差　額
子会社株式	84,400	253,120	168,720
関連会社株式	223,660	322,516	98,855
合　計	308,061	575,637	267,575

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	18年３月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株　式	1,835,627	3,468,031	1,632,404	1,649,881	17,476
債　券	11,968,327	11,686,073	△ 282,254	727	282,981
国　債	10,642,352	10,387,617	△ 254,735	43	254,778
地方債	462,486	449,305	△ 13,181	272	13,453
社　債	863,488	849,151	△ 14,337	411	14,749
その他	3,954,859	3,920,915	△ 33,943	44,980	78,924
目的区分変更	－	－	66	66	－
合　計	17,758,814	19,075,020	1,316,272	1,695,655	379,383

(注) 1. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は1,319,465百万円であり、同対象額から繰延税金負債536,098百万円を差し引いた額783,366百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分ごとに次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び貸借対照表計上額

(金額単位 百万円)

	18年3月末
子会社株式及び関連会社株式	
子会社株式	1,151,077
関連会社株式	34,043
その他	35,569
その他有価証券	
非上場株式(店頭売買株式を除く。)	373,558
非上場債券	2,488,496
非上場外国証券	293,177
その他	290,158

(5) その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

(金額単位 百万円)

	18年3月末			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	5,684,097	4,501,578	2,297,157	2,918,147
国債	5,284,223	1,961,984	1,084,424	2,806,988
地方債	21,010	207,340	317,401	445
社債	378,863	2,332,253	895,331	110,713
その他	720,694	1,508,411	666,401	671,792
合計	6,404,791	6,009,989	2,963,558	3,589,940

[2] 金銭の信託

その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	18年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	−

(注) 上記の評価差額から繰延税金負債84百万円を差し引いた額124百万円が「その他有価証券評価差額金」に含まれております。

6. 比較信託財産残高表 【三井住友銀行単体】

(金額単位 百万円)

科目	平成17年度末 (A)	平成16年度末 (B)	比較 (A−B)
貸出金	7,870	9,780	△ 1,910
有価証券	238,205	81,840	156,365
受託有価証券	33,590	34,166	△ 576
金銭債権	706,349	600,618	105,731
動産不動産	85	-	85
その他債権	1,216	315	901
銀行勘定貸	318,597	50,457	268,140
資産合計	1,305,915	777,177	528,738
金銭信託	530,255	101,323	428,932
有価証券の信託	33,590	34,166	△ 576
金銭債権の信託	603,656	480,147	123,509
包括信託	138,413	161,539	△ 23,126
負債合計	1,305,915	777,177	528,738

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年4月3日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1　【提出理由】

当行の代表取締役に異動がありましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2　【報告内容】

代表取締役の就任

氏　　名 (生年月日)	役名及び職名	主　要　略　歴	所　有 株式数 (株)	異　動 年月日
相　京　重　信 (昭和24年10月１日生)	取締役 (代表取締役) 兼 専務執行役員	昭和47年４月　株式会社住友銀行入行 平成11年６月　同執行役員 平成13年４月　株式会社三井住友銀行執行役員 平成15年３月　株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 平成15年６月　同常務執行役員 平成17年６月　同常務取締役兼常務執行役員 平成18年４月　同取締役兼専務執行役員 (現職)	―	平成18年 ４月３日 就　　任
遠　藤　　修 (昭和24年12月１日生)	取締役 (代表取締役) 兼 専務執行役員	昭和47年４月　株式会社三井銀行入行 平成12年４月　株式会社さくら銀行執行役員 平成13年４月　株式会社三井住友銀行執行役員 平成15年３月　株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 平成15年６月　同常務執行役員 平成17年６月　同常務取締役兼常務執行役員 平成18年４月　同取締役兼専務執行役員 (現職)	―	平成18年 ４月３日 就　　任

代表取締役の退任

氏　　名 (生年月日)	役名及び職名	所有株式数（株）	異動年月日
月　原　　紘　一 (昭和22年10月25日生)	副頭取 (代表取締役) 兼 副頭取執行役員	―	平成18年４月３日 退　　任
木　本　　泰　行 (昭和24年2月26日生)	専務取締役 (代表取締役) 兼 専務執行役員	―	平成18年４月３日 退　　任
西　山　　　茂 (昭和23年3月4日生)	専務取締役 (代表取締役) 兼 専務執行役員	―	平成18年４月３日 退　　任
吉　松　　　均 (昭和23年7月7日生)	専務取締役 (代表取締役) 兼 専務執行役員	―	平成18年４月３日 退　　任

以　　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年４月28日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

1【提出理由】

当社は、平成18年４月28日開催の当社取締役会において、ＳＭＢＣフレンド証券株式会社（以下、「フレンド証券」）との間でフレンド証券を当社の完全子会社とする株式交換契約書を締結することを決議し、同日株式交換契約書を締結いたしました。当社はかかる株式交換に伴い、新株式を発行する予定でありますので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の規定に基づき臨時報告書を提出するものであります。

2【報告内容】

募集によらないで取得される有価証券の発行（企業内容等の開示に関する内閣府令第19条第２項第２号に掲げる事項）

(1) 株式の種類

普通株式

(2) 発行数

249,015株

(3) 発行価格及び資本組入額

発行価格は、商法第357条に定める当社の資本金の増加の限度額に相当する金額を、上記(2)の発行数で除した金額となります。

資本組入額は、１株あたり金０円であります。

(4) 発行価額の総額及び資本組入額の総額

発行価額の総額は、商法357条に定める当社の資本金の増加の限度額に相当する金額となります。

資本組入額の総額は、０円であります。

(5) 発行方法

上記(2)の新株249,015株をフレンド証券の普通株式１株につき当社の普通株式0.0008株の割合をもって割当交付します。ただし、株式交換の日の前日において当社が所有するフレンド証券の普通株式に対しては、当社の普通株式を割り当てないものとします。

(6) 新規発行による手取金の額及び使途

該当なし

(7) 新規発行年月日

平成18年９月１日（予定）

(8) 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称

株式会社東京証券取引所、株式会社大阪証券取引所及び株式会社名古屋証券取引所

(9) 当該株券を取得しようとする者

株式交換の日の前日の最終のフレンドの株主名簿（実質株主名簿を含む）に記載された株主（実質株主を含む）。

(10) 提出日現在の提出会社の資本の額及び発行済株式総数

資本の額	1,420,877,175,000円	
発行済株式総数	普通株式	:7,424,172.77株
	優先株式	: 950,101株

以　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年4月28日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行の代表取締役に異動がありましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

代表取締役の就任

氏名 (生年月日)	役職名	主要略歴	所有株式数 (株)	異動年月日
東 俊太郎 (昭和24年6月27日生)	取締役 (代表取締役) 兼 専務執行役員	昭和47年４月 株式会社住友銀行入行 平成11年６月 同執行役員 平成13年４月 株式会社三井住友銀行執行役員 平成15年３月 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 平成15年６月 同常務執行役員 平成18年４月 同専務執行役員 欧州本部長委嘱 平成18年４月 同専務執行役員 アジア本部長委嘱 平成18年４月 同取締役兼専務執行役員 アジア本部長委嘱（現職）	―	平成18年 ４月28日 就任

以上

File No. 82-4395
Exhibit A3

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成18年４月28日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号）

1 【提出理由】

当社は、平成18年３月30日開催の取締役会において、ＳＭＢＣフレンド証券株式会社（以下、「フレンド証券」）を株式交換により当社の完全子会社とすることを決議するとともに、同日付で当該株式交換にかかる基本合意書を締結したことに伴い、同日付で証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の２の規定に基づいて臨時報告書を提出いたしました。

当社は、平成18年４月28日開催の取締役会において、当社とフレンド証券との間で株式交換契約書を締結することを決議したことにより、同臨時報告書において未定であった事項が確定しましたので、証券取引法第24条の５第５項の規定に基づき臨時報告書の訂正報告書を提出するものであります。

2 【訂正内容】

（訂正前）

(3) 当該株式交換の方法及び株式交換契約の内容

① 株式交換の方法

当社がフレンド証券の完全親会社となり、フレンド証券は当社の完全子会社となるため、平成18年９月１日（予定）をもって、株式交換を実施いたします。この株式交換により、フレンド証券の株主が保有するフレンド証券の株式は当社に移転し、フレンド証券の株主は、当社が株式交換に際して発行する当社普通株式の割当を受けることにより、当社の株主となります。

② 株式交換契約の内容

当該株式交換に必要な事項は今後当社及びフレンド証券が協議の上決定し、株式交換契約書を締結次第、臨時報告書の訂正報告書を提出いたします。

（訂正後）

(3) 当該株式交換の方法及び株式交換契約の内容

① 株式交換の方法

当社がフレンド証券の完全親会社となり、フレンド証券は当社の完全子会社となるため、平成18年９月１日をもって、株式交換を実施いたします。この株式交換により、フレンド証券の株主が保有するフレンド証券の株式は当社に移転し、フレンド証券の株主は、当社が株式交換に際して発行する当社普通株式の割当を受けることにより、当社の株主となります。

② 株式交換契約の内容

当社及びフレンド証券が平成18年４月28日に締結した株式交換契約書の内容は以下のとおりであります。

株式交換契約書

株式会社三井住友フィナンシャルグループ（以下「SMFG」という。）及びSMBCフレンド証券株式会社（以下「フレンド証券」という。）は、次のとおり株式交換契約（以下「本契約」という。）を締結する。

第1条　（株式交換）

SMFG及びフレンド証券は、SMFGがフレンド証券の完全親会社となり、フレンド証券がSMFGの完全子会社となるため、本契約に定める条項に従い、株式交換（以下「本株式交換」という。）を行う。

第2条　（株式交換に際して発行する株式及び割当）

1　SMFGは、本株式交換に際して普通株式249,015株を発行し、第6条に定める株式交換の日（第6条但書により当該期日が変更された場合には変更後の日をいう。以下「本株式交換日」という。）の前日の最終のフレンド証券の株主名簿（実質株主名簿を含む。以下同じ。）に記載された株主（実質株主を含む。以下同じ。）のうちSMFGを除く株主に対し、その所有するフレンド証券の普通株式1株につきSMFGの普通株式0.0008株の割合をもって割当交付する。

2　前項の規定による割当てによりフレンド証券の株主に交付しなければならないSMFGの普通株式の数に一株に満たない端数が生じた場合には、会社法第234条の規定に従うものとする。

3　SMFGは、フレンド証券の株主に対して、本株式交換に際して株式交換交付金を支払わない。

第3条　（利益配当）

SMFG及びフレンド証券は、2006年3月31日最終のそれぞれの株主名簿及びSMFGの端株原簿に記載又は記録された株主又は登録質権者に対し、それぞれ、以下の金額を限度として利益の配当を行う。

(1) SMFGにおいては総額500億円

普通株式 1株当り3,000円

第一種優先株式 1株当り10,500円

第二種優先株式 1株当り28,500円

第三種優先株式 1株当り13,700円

第1－12回第四種優先株式 1株当り135,000円

第1回第六種優先株式 1株当り88,500円

(2) フレンド証券においては1株当たり20円、総額62億円

第4条　（増加すべき資本金及び資本準備金の額）

本株式交換により増加すべきSMFGの資本金及び資本準備金の額は、次のとおりとする。

(1)　資本金　　0円

(2)　資本準備金　　商法第357条の規定により計算される資本金の増加限度額から前号の金額を控除した額

第5条　（株式交換承認総会）

1　フレンド証券は、2006年6月29日を開催日として株主総会を招集し、本契約の承認及び本株式交換に必要な事項に関する決議を求める。ただし、必要に応じてSMFGとフレンド証券の協議のうえ合意によりこの期日を変更することができる。

2　SMFGは、商法第358条第1項の規定により、本契約について株主総会の承認を得ないで株式交換を行う。

第6条　（株式交換の日）

株式交換の日は、2006年9月1日とする。ただし、必要に応じてSMFGとフレンド証券の協議のうえ合意によりこの期日を変更することができる。

第7条　（本株式交換日前のSMFG及びフレンド証券の義務）

SMFG及びフレンド証券は、本契約締結後本株式交換日の前日まで、善良なる管理者の注意をもって自らの業務の執行ならびに財産の管理・運営を行い、株式交換比率に重大な影響を及ぼす行為その他自らの財産および権利義務に重大な影響を及ぼす行為を行おうとする場合には、あらかじめ他の当事者の同意を得て行うものとす

る。

第8条　（本株式交換日の前に就任した役員の任期）

本株式交換日の前にSMFGの取締役又は監査役に就任した者の任期は、本株式交換がない場合に在任すべき時までとする。

第9条　（本契約の効力）

本契約は、次の各号の一に該当する場合、別段の意思表示を要せずして自動的にその効力を失う。

(1)　第5条第1項に定めるフレンド証券の株主総会の承認が得られないとき

(2)　商法第358条第5項の規定に従い、SMFGの総株主の議決権の6分の1以上を有する株主が本株式交換に反対する意思をSMFGに通知したとき

(3)　本株式交換を行うために必要な関係官庁等の許認可が取得できないとき

第10条　（条件の変更及び解除）

本契約締結後、本株式交換日の前日までの間において、SMFG又はフレンド証券の資産状態、経営状態に重大な変更が生じたときは、双方協議のうえ合意により、本株式交換の条件その他の内容を変更し、又は本契約を解除することができる。

第11条　（協議事項）

本契約に定める事項のほか、本契約に定めのない事項その他本株式交換に必要な事項は、本契約の趣旨に従い、SMFG及びフレンド証券は協議のうえ合意によりこれを定める。

本契約締結の証として、本書2通を作成し、SMFG及びフレンド証券は各々記名捺印のうえ、1通を保有する。

2006年4月28日

東京都千代田区有楽町一丁目１番２号
株式会社三井住友フィナンシャルグループ
取締役社長　北山　禎介

東京都中央区日本橋兜町７番１２号
ＳＭＢＣフレンド証券株式会社
代表取締役社長　玉置　勝彦

以　上

平成 18 年 4 月 26 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成 17 年 11 月 18 日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03－5512－2676

平成18年4月26日

各　'　位

会 社 名　株式会社　関西アーバン銀行
代表者名　頭　　取　伊藤　忠彦
（コード番号　8545　東証・大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成18年3月期業績予想の修正に関するお知らせ

1．業績予想の修正

平成17年11月18日に発表いたしました平成18年3月期業績予想について、下記のとおり修正いたします。

（1）連結業績予想の修正（平成17年4月1日～平成18年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	79,000	12,900	5,100
今回修正（B）	81,400	13,700	6,700
増減額（B－A）	＋2,400	＋800	＋1,600
増減率（%）	＋3.0%	＋6.2%	＋31.3%
前期実績(平成17年3月期)	71,295	10,108	6,680

（2）単体業績予想の修正（平成17年4月1日～平成18年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	71,000	15,100	7,500
今回修正（B）	72,500	15,600	8,700
増減額（B－A）	＋1,500	＋500	＋1,200
増減率（%）	＋2.1%	＋3.3%	＋16.0%
前期実績(平成17年3月期)	59,920	9,675	6,148

2．修正の理由

（1）連結

主に銀行業において、中小企業向貸出や個人ローン等の貸出金が大幅に増加したことに加え、手数料収入も順調に増加したことによるものであります。
経常利益につきましては、前回予想比8億円増加（＋6.2%）、前年度比35億円増加（＋35.5%）の137億円の見込であり、当期純利益は前回予想比16億円増加（＋31.3%）、前年度比0.2億円増加（＋0.3%）の67億円を見込んでおります。

（2）単体

中小企業向貸出や個人ローンを中心とした貸出金が前年度末比2,609億円（＋13.9%）と大幅に増加したこと、並びに投資信託や年金保険の販売が引続き好調であったことから手数料収入も順調に増加したことにより、本業の収益を示すコア業務純益が前回予想の225億円から250億円へと大幅な増益見込みとなりました。一方、債券相場の下落に伴う含み損処理により、経常利益は前回予想比5億円増加（＋3.3%）、前年度比59億円増加（＋61.2%）の156億円の見込であり、当期純利益は前回予想比12億円増加（＋16.0%）、前年度比25億円増加（＋41.5%）の87億円を見込んでおります。

（ご参考）

1．単体経営指標の状況

（単位：億円）

	17年3月期 実　績	18年3月期 見　込	17年3月比	増減率
コア業務純益（注1）	200	250	＋50	＋25.0%
業務純益	196	207	＋11	＋5.6%
経常利益	96	156	＋60	＋62.5%
当期純利益	61	87	＋26	＋42.6%
自己資本比率	8.52%	9.4%程度	＋0.9%程度	－
税効果依存度（対Tier1比率）	19.4%	11%程度	△8%程度	－
開示債権比率	3.9%	2.6%程度	△1.3%程度	－
コアROA（注2）	0.88%	1.0%程度	＋0.1%程度	－
コアROE（注2）	29.2%	31.0%程度	＋1.8%程度	－
コアOHR（注2）	59.5%	54.2%程度	△5.3%程度	－

（注）1.　コア業務純益＝（業務純益）－（一般貸倒引当金繰入額）－（債券関係損益）
　　　2.　コア業務純益ベース

2．単体預貸金・預り資産残高の状況

（単位：億円）

	17年3月実績	18年3月見込	17年3月比	増減率
預金・譲渡性預金残高	22,039	23,827	＋1,788	＋8.1%
うち個人預金	15,376	16,671	＋1,295	＋8.4%
貸出金残高	18,705	21,314	＋2,609	＋13.9%
うち住宅ローン	6,428	7,130	＋702	＋10.9%
投資信託・年金保険販売額	653	862	＋209	＋31.9%
投資信託	503	682	＋179	＋35.6%
年金保険	150	180	＋30	＋19.3%
投資信託預り資産残高	1,144	1,644	＋500	＋43.6%

以　上

Exhibit A4(a)
(English Translation)

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, April 26, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast published on November 18, 2005 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces
Revision of Earnings Forecast for Fiscal Year ended March 31, 2006

OSAKA, Japan, April 26, 2006--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the fiscal year ended March 31, 2006, which was published on November 18, 2005.

1. Revision of Earnings Forecast (Fiscal year ended March 31, 2006)

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	79,000	12,900	5,100
Revised Forecast (B)	81,400	13,700	6,700
Difference (B) - (A)	+ 2,400	+ 800	+ 1,600
Percentage Change	+ 3.0	+ 6.2	+ 31.3
(Ref.) Year ended March 31, 2005	71,295	10,108	6,680

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	71,000	15,100	7,500
Revised Forecast (B)	72,500	15,600	8,700
Difference (B) - (A)	+ 1,500	+ 500	+ 1,200
Percentage Change	+ 2.1	+ 3.3	+ 16.0
(Ref.) Year ended March 31, 2005	59,920	9,675	6,148

2. Factors behind the revision

(1) Consolidated earnings

The revision is mainly due to the significant increase of the balance of loans to small and medium-sized enterprises as well as the steady increase of fee income.

KUBC expects ordinary profit to be 13.7 billion yen, an increase of 0.8 billion yen (+6.2%) compared with the previous forecast and an increase of 3.5 billion yen (+35.5%) compared with the previous fiscal year's result. Net income is expected to be 6.7 billion yen, an increase of 1.6 billion yen (+31.3%) compared with the previous forecast and an increase of 0.02 billion yen (+0.3%) compared with the previous fiscal year's result.

(2) Non-consolidated earnings

The balance of loans and bills discounted, mainly to small and medium-sized enterprises and individuals, increased by 260.9 billion yen (+13.9%) compared with March 31, 2005. In addition, fees and commissions also increased steadily mainly due to increase in sales of investment trust and pension-type insurance. As a result, core banking profit is expected to increase to 25 billion yen, compared with the previous forecast of 22.5 billion yen. On the other hand, KUBC disposed of unrealized losses on bonds in the fiscal year ended March 31, 2006. As a result, ordinary profit is expected to be 15.6 billion yen, an increase of 0.5 billion yen (+3.3%) compared with the previous forecast and an increase of 5.9 billion yen (+61.2%) compared with the previous fiscal year's result. Net income is expected to be 8.7 billion yen, an increase by 1.2 billion yen (+16.0%) compared with the previous forecast and 2.5 billion yen (+41.5%) compared with the previous fiscal year's result.

(References)

1. Major Indicators (Non-consolidated basis)

(Billions of Yen)

	Fiscal year ended Mar. 2005 Actual	Fiscal year ended Mar. 2006 Estimate	Change	Percentage change
Core Banking Profit*1	20.0	25.0	5.0	+25.0%
Banking Profit	19.6	20.7	1.1	+5.6%
Ordinary Profit	9.6	15.6	6.0	+62.5%
Net Income	6.1	8.7	2.6	+42.6%

Capital ratio	8.52%	Approx. 9.4%	Approx. 0.9%	-
Deferred tax assets / Tier1	19.4%	Approx. 11%	Approx. (8%)	-

NPL ratio	3.9%	Approx. 2.6%	Approx. (1.3%)	-

Core ROA *2	0.88%	Approx. 1.0%	Approx. 0.1%	-
Core ROE *2	29.2%	Approx. 31.0%	Approx. 1.8%	-
Core OHR*2	59.5%	Approx. 54.2%	Approx. (5.3%)	-

*1. Core banking profit = Banking profit – Provision for general reserve for possible loan losses – Gains/losses on bonds

*2. Calculated based on core banking profit

2. Balance of Loans, Deposits, and Investment Trusts under KUBC's account (Non-consolidated basis)

(Billions of Yen)

	Mar. 2005 Actual	Mar. 2006 Estimate	Change	Percentage change
Deposits	2,203.9	2,382.7	178.8	8.1%
Individuals' deposits	1,537.6	1,667.1	129.5	8.4%
Loans	1,870.5	2,131.4	260.9	13.9%
Housing loans	642.8	713.0	70.2	10.9%

Sales of investment trusts and pension-type insurance	65.3	86.2	20.9	31.9%
Investment trusts	50.3	68.2	17.9	35.6%
Pension-type insurance	15.0	18.0	3.0	19.3%

Balance of investment trusts under KUBC's account	114.4	164.4	50.0	43.6%

平成18年4月27日

各　位

株式会社　三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社三井住友銀行に対する行政処分について

当社の連結子会社である株式会社三井住友銀行が、本日別添のプレスリリースを公表しましたので、お知らせします。

以　上

【本件に関するお問い合わせ先】
広報部　TEL:03-5512-2678

平成 18 年 4 月 27 日

各　位

株式会社 三井住友銀行

弊行に対する行政処分について

本日、金融庁より、弊行法人営業部における金利スワップの販売態勢等に関し、銀行法第 26 条第 1 項に基づく行政処分（業務停止命令 並びに 業務改善命令）を受けました。このような事態に至りましたことは極めて遺憾であり、本件に関しまして、お客さまをはじめ関係者の皆さまにご迷惑をおかけいたしましたことを深くお詫び申し上げます。

行政処分の内容等は下記のとおりでありますが、弊行といたしましては、今回の処分を厳粛に受け止め、このような事態を二度と発生させることのないよう、独占禁止法遵守のための諸施策の徹底や、法人営業部における金利スワップの販売態勢の見直しなど、再発防止を図りますとともに、お客さま、株主、社会からの信頼回復に全力で取り組んでまいる所存でございます。

1．　行政処分の内容と行政処分の理由

(1) 行政処分の内容

①業務停止命令

1) 法人営業部における金利系デリバティブ商品（組込商品を含む）に係る販売業務（提案・勧誘を含む）を平成 18 年 5 月 15 日（月）から平成 18 年 11 月 14 日（火）までの間、停止すること（当該法人営業部における既存顧客より当該商品購入に係る自発的かつ合理的な意思表示があり、かつ、そのような意思表示であることが客観的に認められる場合を除く）。

2) 法人営業部の新設を、平成 18 年 5 月 15 日（月）から平成 19 年 5 月 14 日（月）までの間、行わないこと。

②業務改善命令

1) 銀行として、金融商品の販売等に係る適切性を確保し、顧客本位の営業態勢を実現するため、以下の観点から経営管理態勢、内部管理態勢及び法令等遵守態勢を確立すること。

ア．顧客本位の営業態勢の確立及び法令等遵守態勢構築に向けた経営姿勢の明確化

イ．法人営業部における顧客に対する適切な説明を行うための態勢の整備及び遵守の徹底のための方策（本部による指導・管理態勢の構築のための方策を含む）

ウ．各法人営業部における相互牽制機能強化による法令等遵守態勢の確立（自己責任の下での「自律機能」の見直しを含む）

エ．顧客本位の営業体制、法令諸規則に則った適正な業務運営・管理を確保するために行う業務計画作成、業務推進のあり方についての方策

オ．顧客本位の営業体制、法令諸規則に則った適正な業務運営・管理を確保するために行う法人営業部及び本部を対象とした本部による監査について、態勢・方法等の見直し、並びに、監査実施の徹底及び監査後のフォローアップの実施・強化

カ．顧客からの苦情、問い合わせ等への対応を含め、個別事案に関しての顧客に対する説明態勢等の確立（当該問題事案先に対する顧客への対応を含む）

キ．平成18年1月5日付「取引等の適切性確保への取組みについて」（金融庁）を踏まえた金融取引、金融商品・サービス販売等の適切性に万全を期すための適切な取組み

ク．持株会社による管理機能を通じた態勢整備確保

ケ．本部における、客観性を確保しつつ相互牽制機能を強化する法令等遵守態勢の確立

2)業務停止命令、業務改善命令に至った問題等の原因となった役職員の責任の所在の明確化（問題事案発生時における役職員の責任の所在の明確化を含む）。

3)上記1)、2)に係る業務の改善計画を平成18年6月2日（金）までに提出し、直ちに実行すること。

4)上記3)の実行後、当該業務の改善計画の実施完了までの間、平成18年8月末を第一回目とし、以後、3ヶ月毎に計画等の進捗・実施及び改善状況をとりまとめ、翌月15日までに報告すること。

(2)根拠となる法令の条項

銀行法第26条第1項に基づく命令

(3)行政処分の理由

①平成14年から平成16年までの間に販売した金利スワップ商品について、公正取引委員会から独占禁止法第19条（優越的地位の濫用）違反として4件につき指摘を受け、同法に基づく勧告審決を受けたこと。

②内部調査の結果、上記公正取引委員会指摘分に加え、平成13年度から平成16年度の間に販売した金利スワップ商品を中心として優越的地位の濫用事案（懸念事案を含む）が少なからず認められたこと。また、金融商品販売法上の説明責任を含む法的責任懸念事案も多数認め

られたこと。

その原因として、恒常的な収益重視の一方で、それに見合った態勢（経営管理、内部管理、及び法令等遵守など）につき、取引等の適切性の確保の観点から、以下のような重大な問題が認められること。更に、意識の改革を含めた大幅な改善には相応の時間がかかると認められること。

ア．本部が毎年度作成する業務計画において、地域特性や実績分析を十分行わないまま収益目標を法人営業部に課していたこと。法人営業部は、目標達成のため金利スワップ販売に傾斜する実態が認められること。

イ．法人営業部に対する本部指導は収益目標の進捗管理が中心であり、期末月に業務粗利益が増加する実態がある中、収益が前倒し計上される金利スワップの過度な業務推進抑制の観点が不十分であったこと。

ウ．金利スワップ販売ルールの策定において、優越的地位濫用防止の観点からの検討が十分でなかったこと。

エ．業務計画、業務推進に当たって、各部店の自己責任の下での「自律機能」による法令等遵守体制によるチェックが不十分であったこと。

オ．苦情分析など、モニタリング機能が十分でなかったと認められること。

カ．法人営業部宛監査について、金利スワップ販売状況に係る監査が不十分であったほか、本部宛監査に際しては、優越的地位の濫用防止の観点が含まれていなかったこと。

③金融業界を取り巻く環境変化に伴う公正取引委員会や金融庁の警鐘に対し、独占禁止法遵守の実効性ある対応を怠っていたこと。

2．　弊行特別調査委員会による調査結果概要

昨年12月、弊行は公正取引委員会より、金利スワップの販売に関して、一部の法人営業部において優越的地位の濫用事案が認められたとのご指摘を受けたうえ、独占禁止法に基づく勧告を受けております。

これを踏まえ、弊行といたしましては、他にも同様の事態がないかなどについて自主調査を実施することとし、昨年12月、弊行と顧問契約のない第三者である弁護士が参加する特別調査委員会を設置し、厳正な調査を実施いたしました。

その調査結果などについて、別紙のとおり、報告いたします。

3．　再発防止策

弊行では、このような事態を二度と発生させることのないよう、お客さま

本位、並びに、法令等遵守の意識を行内に再徹底するとともに、業務推進面、管理面など、大幅な改善に向けた業務改善計画を策定してまいる所存であります。具体的には、次のような観点から、再発防止の実施を図ってまいります。

(1) 独占禁止法遵守に関する態勢の強化
 1) 独占禁止法の遵守にかかるルールの見直し等を実施
 2) 本部の施策における独占禁止法遵守のポイントを明確化
 3) 営業活動における独占禁止法の遵守状況のモニタリングを実施

(2) 法人営業部における金利スワップの販売態勢の見直し
 1) 金利スワップを販売することができるお客さまの対象を厳格化
 2) お客さまの自由意思に基づく契約を確保する態勢を確立
 3) 提案書の内容を大幅に改定

(3) 「お客さま本位」の営業態勢の整備
 1) 法人営業のあり方をお客さま起点の観点から大幅に見直し
 2) 法人営業部における業績表彰ルールの抜本的改定
 3) 商品企画において、顧客保護等に留意したルールを策定
 4) 品質管理部を設置し、お客さまの声を集約化・分析し、経営に反映する体制を整備

4．　お客さまへの対応

金利スワップのご契約に関して、各種ご要望等をいただいております法人営業部のお客さまに対しましては、弊行特別調査委員会による調査結果等を、個別に説明のうえ対応させていただきます。

お客さまへの対応に際しては、真摯かつ誠実な姿勢で臨むのは勿論のこと、各法人営業部のみならず、本部も十分噛み込み、法的な観点も踏まえ、適切に実施してまいります。

5．　責任の明確化

今回の事態については、法人営業部のみならず、本部も含め、各種問題点が認められており、経営として、真摯な反省が必要と認識しております。就いては、問題の原因となった役職員の責任の所在を明確化のうえ、厳正な行内処分を実施いたします。その結果につきましては、業務改善命令に基づく業務改善計画の策定の後、別途、公表いたします。

以　　上

本件に関するお問い合わせ先
広報部　TEL:03-5512-2678

平成 18 年 4 月 27 日

株式会社三井住友銀行
特別調査委員会

金利スワップ販売に係る優越的地位の濫用についての調査報告書

1．本報告書について

株式会社三井住友銀行（以下「弊行」といいます）は、平成 17 年 12 月 2 日、公正取引委員会より、法人顧客向けの金利スワップの販売方法について、独占禁止法第 19 条に定める不公正な取引方法の一類型である「優越的地位の濫用」に該当する行為が認められたとして、同法第 48 条第 1 項に基づく勧告を受けました。

斯かる事態を踏まえ、弊行では、公正取引委員会より指摘を受けた事案と同種の事案の有無について、及び、斯かる事態を招いた原因について、調査を行うべく、平成 17 年 12 月 14 日に特別調査委員会（以下「本委員会」といいます）を設置いたしました。本報告書は、本委員会が主体として実施した調査結果の概要を取り纏めたものであります。

2．本委員会並びに本委員会による調査の概要

(1)本委員会の概要

本委員会は、弊行のコンプライアンス担当役員を委員長とし、内部委員 3 名、社外委員 1 名（弁護士）の計 5 名により構成されております。また、本委員会傘下に、社外委員 1 名を含む弁護士 6 名、及び、弊行調査スタッフ（営業部門から独立した独占禁止法モニタリング室所属）で構成される調査部会を設置いたしました。なお、弁護士 6 名はいずれも弊行と顧問契約はございません。

(2)調査対象

本委員会による今回の調査の対象は、以下の２項目です。

①個別事案調査（平成 13 年 4 月以降、弊行が締結した金利スワップ契約全件に関して、「優越的地位の濫用」に該当する行為の有無の判定）

②今回の事態を招いた弊行の態勢面における原因

(3)個別事案の調査方法

①まず、平成13年4月以降の弊行の金利スワップ契約先、全18,162社（解約先を含みます）のうち、別途、架電等により調査要請等をいただいたお客さま等を除く、全てのお客さまに調査票を出状いたしました。調査票の内容は、金利スワップの勧誘・販売時における、当行による優越的地位の濫用に関して、お客さまのご認識をお尋ねするもので、「問題あり」とご認識されるお客さまに、その旨のご返信をお願いしたものです。

②上記の調査票に対してご返信をいただいたお客さま、及び、別途、架電等により調査要請等をいただいたお客さま、合計2,200社を対象に詳細な調査を実施いたしました。具体的には、ⅰ）弁護士と打合せのうえ設定した項目・内容に基づき、調査部会の調査スタッフが、販売担当者等、関係者ヒアリングや関係資料の検証等を実施。ⅱ）調査部会の弁護士が、調査スタッフ作成の資料に基づき、「優越的地位の濫用」の事態の有無について第一次判定を実施。ⅲ）本委員会が調査部会より第一次判定結果の付議を受け、最終判定を実施、というプロセスを経ております。

(4)弊行の態勢面に関する調査方法

今回の事態を招いた弊行の態勢面に関しましては、本委員会において、関係する本部各部より関連資料の提出を求めるとともに、関係する弊行役員、本部部長等に対するヒアリングを実施し、今回の事態に係る原因を究明いたしました。

３．調査結果①　―個別事案に関する判定結果―

(1)今回の調査におきましては、平成13年4月以降の弊行の金利スワップ契約先、全18,162社のうち、2,200社（上記調査票にご返信をいただいた1,523社、及び、架電等により調査要請等をいただいた677社）について、詳細な調査を実施し、優越的地位の濫用の有無に関する判定を実施いたしました。

(2)本委員会による判定の結果は、以下のとおりとなりました（※）。

優越的地位の濫用事案	17社
優越的地位の濫用懸念事案	51社
（合計）	68社

（※）各事案の定義は、以下のとおりです。

優越的地位の濫用事案

訴訟となった場合、かなりの確度で優越的地位の濫用が認定されると思われる事案

優越的地位の濫用懸念事案

優越的地位の濫用の懸念があり、訴訟となれば、優越的地位の濫用と認定される懸念のある事案

なお、優越的地位の濫用（含む懸念）は認められませんでしたが、その他法的責任懸念のある事案（説明不足等の法的責任の発生が懸念されるため、継続調査が必要な事案）を極力幅広に分類いたしましたところ、181社ございました。

(3)弊行では、金利スワップの販売は、複数の部門で実施しておりますが、今回、問題が認められましたのは、何れも、主に中小企業との取引窓口である法人営業部でありました。

4．調査結果②　―弊行の態勢面に関する調査―

(1)本委員会における調査の結果、法人営業部による金利スワップの販売態勢について、以下の問題がございました。

①弊行法人部門における収益目標につきましては、まず、本部の統括部署と各法人営業部が協議のうえ、策定しておりますが、統括部署では、収益目標策定の前提となる各法人営業部の前年度実績について、実績の中身や収益獲得に至るプロセスを十分に検証できていない面があり、前年度実績をもとに収益目標が機械的に設定される傾向がございました。また、一部の法人営業部では、マーケットの特性等が十分には勘案されておらず、高めの収益目標が設定される事態がございました。その結果、企業の貸金需要が低迷する状況下、中小企業を主な顧客基盤とする法人営業部を中心に、時価会計上、取組時点で収益が一括計上される金利スワップの取組が数多く推進される中で、一部に、行き過ぎた営業活動が見受けられ、優越的地位の濫用に該当する行為が発生することとなりました。

②統括部署による各法人営業部の指導は、業務推進、及び、進捗状況管理が中心となっており、期末月に収益が増加する傾向にあることを認識しながらも、実績の中身や業務推進の細かな検証が十分には行われておりませんでした。また、法人営業部の評価におきましても、当該年度の収益目標達成度が、営業基盤作り等の中長期的な目標達成度と比べ、相対的に高い評価ウェイトとなる傾向にあったことも、要因の一つと考えられます。

③一方、弊行では、金利スワップ販売に関して、コンプライアンスを踏まえて販売ルールを策定しておりましたが、同ルールにおいては、金利スワップがデリバティブ商品であることから、その仕組等に関する説明要領等が中心で、お客さまの取引地位（業況、業容等）に配慮した注意喚起や抑制的なルールについて、十分には検討されておらず、優越的地位の濫用に該当する行為を未然に防止するには至りませんでした。

④更に、コンプライアンスに関しては、優越的地位の濫用に関する規程を設けてはおりましたが、公正取引委員会の勧告書において指摘されたように、お客さまによっては上司を帯同しての重ねての勧誘が「示唆」に該当するといったことまでは規定できておらず、「示唆」に該当する行為を有効に抑止するに至りませんでした。また、弊行では、各部門の自律的な法令遵守を前提にしつつ、コンプライアンスの担当部署が法的サポートを担う体制としておりますが、各営業店のコンプライアンス・オフィサーが営業ラインから完全には独立していないことや、業務計画、及び、業務推進に関し、コンプライアンス面の検討・施策が不足しておりましたことなども、今回の事態を未然防止できなかった要因の一つと考えられます。

⑤また、金利スワップ販売のモニタリングについても、苦情対応については、個別の案件対応に偏り、商品自体を見直し、改善する機能が不十分であったほか、法人のお客さま向けのＣＳアンケートの分析が不十分であるなどの問題が認められました。

⑥金利スワップに係る法人営業部宛監査において、独占禁止法遵守の観点から実際の販売状況を掘り下げて検証する監査は行われておりませんでした。また、本部宛の監査におきましても、監査項目に優越的地位の濫用防止の観点が含まれておらず、監査機能が不十分であったと認められました。

⑦金融庁の事務ガイドライン改訂や公正取引委員会の「金融機関と企業との取引慣行に関する調査報告書」等に対しても、関係各部がそれぞれの所管事項につき、個別に対応策を講じておりましたが、販売態勢全般に亘っての見直し等、踏み込んだ対応策までは講じておりませんでした。

(2) 以上、今回の事態を総括いたしますと、上記のとおり、金利スワップの販売態勢に関して、本部、及び、法人営業部に各々問題点が認められており、これらが重なり、今回の事態を招いたものであります。換言すれば、収益目標を掲げ、これを推進する一方で、それに見合った業務管理や牽制機能が十分ではなかったものであります。

(3) なお、弊行では、従前より、「お客さま本位」を経営理念に掲げ、これをコンプライアンス・マニュアルにも記載しておりますが、今回、斯かる事態を招いたことに鑑みますと、今回の事態の背景には、金利スワップの推進に携わった本部スタッフや法人営業部の担当者において、「お客さま本位」という意識の徹底さを欠いた面があるものと考えられます。

以　上

（別紙）

「優越的地位の濫用」該当性の判定方法（概要）

１．「優越的地位の濫用」の成立要件

（１）独占禁止法上、「優越的地位の濫用」（同法２条９項５号、一般指定１４項）が成立するためには、

ⅰ　地位要件
　一方当事者が他方当事者に対して「優越的地位」にあること
ⅱ　濫用要件
　優越的地位を利用して、不当に相手方に不利益を課すこと（具体的には一般指定１４項１～５号の行為をすること）
ⅲ　公正競争阻害要件
　正常な商慣習に照らして不当に行われていること

の三要件を充足する必要がある。これらのいずれかが欠ければ、「優越的地位の濫用」には該当しない。

（２）「地位要件」を充足する場合とは、端的に言えば、「取引上の依存性があること」である。

本件においては、「三井住友銀行からの融資に代えて、三井住友銀行以外の金融機関からの融資によって資金手当てをすることが困難といえるか」という点が、「地位要件」充足性の判断基準となる。

この「他の金融機関からの調達可能性」を判断するには、当該顧客と三井住友銀行との取引状況、他の金融機関との取引状況、当該顧客の業績、財務状況等が具体的な判断材料となる。

（３）「濫用要件」を充足する場合とは、端的に言えば、「強い立場（＝優越的地位）を利用して、相手方に不利益を強要したこと」である。

本件においては、顧客が三井住友銀行から融資を受けざるを得ない状況を利用して、「金利スワップを購入することが融資の条件だ」、「金利スワップを購入しなければ融資に関して不利な取扱いをする」などと「明示」又は「示唆」して金利スワップの購入を強要したと認められるかという点が、「濫用要件」充足性の判断基準となる。

このような「明示」、「示唆」の有無を判断するためには、金利スワップの契約経緯、顧客との折衝回数、折衝への上司帯同の有無、顧客にとっての金利スワップの有用性等が判断材料となる。

（４）「公正競争阻害要件」を充足する場合とは、「自主的な判断による取引が

行われないことにより、自由かつ公正な競争が侵害されていること」であるが、通常は、「地位要件」と「濫用要件」の充足性が認められれば、本要件も充足しているものと考えられる。

２．本件調査における具体的判定方法

（１）本件調査における判定に際しては、案件毎に、「地位要件」と「濫用要件」充足性につき判断した。

もっとも、「地位要件」を充足しない限り「優越的地位」の「濫用」はあり得ないことや、「地位要件」の判断は、取引状況、業績、財務状況等客観的な資料で相当程度判断し得ることなどより、まず「地位要件」充足性につき精査した。

ただし、「地位要件」充足可能性の有無が最終判定結果を左右する重要な分岐点となり得ることから、「地位要件」充足性の判断は幅広に行い、充足可能性が否定し得ない案件については、次の（２）の段階に進めた。

（２）「地位要件」を充足するか、充足する可能性が認められた場合には、次いで「濫用要件」充足性について精査した。

（３）「地位要件」の充足（可能）性が認められ、かつ「濫用要件」の充足（可能）性も認められた場合には、「優越的地位の濫用事案」ないし「優越的地位の濫用懸念事案」と判定した。

また、「地位要件」の充足可能性がないと認められた案件についても、念のため金利スワップの成約経緯について検討し、説明義務違反など法令上の問題がある可能性が認められた場合には、「その他法的責任懸念事案」（要継続調査事案）と分類した。

（４）以上のフローで、すべての案件について二人の弁護士がそれぞれ判定し、結論が分かれた際には、弁護士同士で議論の上、最終評価を決定した。

なお、判定に際して、資料不足等が認められた場合には、その都度、三井住友銀行（独禁法モニタリング室）に対して追加調査等の指示を行い、追加調査を踏まえた上で判断した。

以　上

平成18年4月28日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成18年3月期 連結業績予想の修正について

平成17年11月に公表した平成18年3月期連結業績予想（平成17年4月1日～平成18年3月31日）につきまして、子会社の三井住友銀行における業務純益（一般貸倒引当前）の増加及び与信関係費用の減少等を要因として、以下のとおり修正しますのでお知らせ致します。

なお、当社単体の業績予想及び配当予想に関する修正はありません。

（金額単位　億円）

	経常収益	経常利益	当期純利益
前回予想（平成17年11月）(A)	35,000	8,500	5,500
今回修正予想 (B)	36,800	9,700	6,900
増減額 (B-A)	＋1,800	＋1,200	＋1,400
増減率 (%)	＋ 5.1	＋ 14.1	＋ 25.5

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03－5512－2676

（ご参考）

1．三井住友銀行の単体業績予想（平成18年3月期）

（金額単位　億円）

	今回予想 ①	前回予想 ②	増減額 ①－②
業務純益（一般貸倒引当前）	9,700	9,500	＋ 200
経常利益	7,200	6,600	＋ 600
当期純利益	5,200	4,300	＋ 900

与信関係費用	△ 2,300	△ 3,000	＋ 700
うち償却債権取立益（特別利益）	300	－	＋ 300

【業務純益（一般貸倒引当前）】
投信販売の好調による役務取引等利益の増加等により、前回予想比200億円増加の9,700億円程度となる見込み。

【与信関係費用】
オフバランス化等の最終処理過程でコストの戻入れが発生したこと等により、前回予想比700億円減少の2,300億円程度となる見込み。うち、過年度償却済み債権に係る回収益として特別利益に計上される額が300億円程度となる見込み。

2．三井住友銀行の金融再生法開示債権の見込（平成18年3月末、単体）

（金額単位　億円）

	18/3末見込 ①	17/3末実績 ②	増減額 ①－②
金融再生法開示債権	9,600	18,246	△ 8,646
不良債権比率（％）	1.7	3.3	△ 1.6

3．三井住友銀行のその他有価証券評価損益の見込（平成18年3月末、単体）

（金額単位　億円）

	18/3末見込 ①	17/3末実績 ②	増減額 ①－②
その他有価証券評価損益	13,100	6,516	＋ 6,584
株式	16,300	6,673	＋ 9,627
債券	△ 2,800	77	△ 2,877
その他	△ 400	△ 234	△ 166

4．三井住友フィナンシャルグループの連結自己資本比率の見込（平成18年3月末）

	18/3末見込	17/3末実績
連結自己資本比率	12％台	9.94％

本資料に記載された予想は、本日現在において判明している情報を前提として作成されたものであります。実際の業績は、確定時点まで、今後の様々な要因によって予想対比変化する可能性があることにご留意ください。

Exhibit A-(8)
(English Translation)

Provisional translation of the original Japanese version

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation
Issued Administrative Orders
By The Financial Services Agency

TOKYO, April 27, 2006 --- Sumitomo Mitsui Financial Group, Inc. announced today that Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of SMFG, published the attached press release.

Provisional translation of the original Japanese version

Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Banking Corporation Issued Administrative Orders
By the Financial Services Agency

Tokyo, April 27, 2006 --- Sumitomo Mitsui Banking Corporation (SMBC; President: Masayuki Oku) announced today that it was issued administrative orders (Business Suspension Order and Business Improvement Order) in respect to the manner in which it marketed interest rate swaps at its Corporate Business Offices, by the Financial Services Agency of Japan (FSA), pursuant to Article 26 (1) of the Banking Law. We deeply regret this situation and sincerely apologize for causing concern to our customers and other stakeholders.

Specifics of the administrative orders are described below. We are responding to the administrative actions of the FSA with profound gravity, and will strictly enforce compliance measures, review Corporate Business Offices' framework for marketing interest rate swaps, and take other measures to prevent reoccurrence. At the same time, we will make every effort to regain the trust of our customers, SMFG (Sumitomo Mitsui Financial Group, Inc., holding company of SMBC) shareholders and the public.

1. Description of, and Reasons for, the Administrative Orders

(1) Description of the Administrative Orders

A. Business Suspension Order

1) Corporate Business Offices must be suspended from engaging in marketing (including making proposals and soliciting business) of interest rate derivatives (including embedded products) from May 15, 2006 (Monday) to November 14, 2006 (Tuesday) (excluding cases of manifestation of rational and voluntary intention to purchase such products by existing customers and if recognized as such in an objective manner).

2) A Corporate Business Office must not be newly opened from May 15, 2006 (Monday) to May 14, 2007 (Monday).

B. Business Improvement Order

1) SMBC is required to establish a business administration framework, an

internal control framework and a compliance framework from the following perspectives to ensure proper marketing of financial products as a bank and realize a customer-centric business framework.

a. To clarify management stance on establishing a customer-centric business framework and a compliance framework

b. To establish a framework for Corporate Business Offices to properly explain matters to customers and measures for its strict observance (including measures for establishing a framework for head-office supervision and administration)

c. To establish a compliance framework by strengthening the mutual checking function of each Corporate Business Office (including a review of the "autonomy function" of self-responsibility which is a part of the basic structure of SMBC's compliance system)

d. To improve process of establishing business plans and business promotion guidelines to ensure a customer-centric business framework, and proper business administration and management in accordance with laws and regulations

e. To review the head office's framework and methods for auditing Corporate Business Offices and the head office, and strictly and thoroughly execute audits, and implement and strengthen follow-ups thereafter, in order to ensure a customer-centric business framework, and proper business administration and management in accordance with laws and regulations

f. To establish a framework for providing customers with an explanation on individual cases, including responding to complaints and inquiries (including responding to customers who were subjected to the abuse)

g. To take proper measures to ensure the appropriateness of financial transactions and marketing of financial products and services in accordance with the "Request of Efforts by Financial Institutions to Ensure Appropriateness of their Transactions" issued by the FSA on January 5, 2006

h. To ensure establishment of the above frameworks through the administrative function of the holding company

i. To establish a compliance framework that secures the head office's objectivity while strengthening its mutual checking function

2) SMBC is required to clearly specify the executives and employees responsible for causing the problems that led to the business suspension order and business improvement order (including the clarification of responsibilities when the violations occurred)

3) SMBC is required to submit a business improvement plan with respect to 1) and 2) above by June 2, 2006 (Friday) and implement it immediately

4) After implementing 3) above, SMBC is required to summarize the progress, implementation and improvement status of the business improvement plan on a quarterly basis and report it to the FSA no later than the fifteenth day of the following month until the plan is carried out to the end, with the first reporting date to be August 31, 2006

(2) The Law on which the Administrative Orders are Based

Article 26 (1) of the Banking Law

(3) Reasons for the Administrative Orders

A. SMBC was issued a cease and desist order from the Fair Trade Commission of Japan ("JFTC") for violation of Section 19 of the Antimonopoly Act (Abuse of Dominant Bargaining Position) on four occasions with respect to marketing of interest rate swaps during the years from 2002 to 2004.

B. An internal investigation by SMBC confirmed to no small extent cases of abuse of dominant bargaining position (including questionable cases) in marketing of products centered on interest rate swaps from fiscal 2001 to fiscal 2004, in addition to the cases cited by the JFTC. Further, there were numerous questionable cases of fulfillment of legal responsibilities, including "Duty of Financial Product Provider, etc. to Explain" under the Law on Sales of Financial Products.

The investigation found that while constantly focusing on profits, business administration, internal control, and compliance frameworks were inadequate from the perspective of ensuring proper transactions, etc., and the violations were caused by the following major problems. Further, the investigation concluded that it would take a considerable time to bring about major improvements, including a

mindset reform.

a. With respect to the business plan established annually by the head office, Corporate Business Offices were assigned profit targets without sufficient analyses of local circumstances and past performances. Corporate Business Offices were inclined to market interest rate swaps to achieve the targets.

b. The head office's supervision of the Corporate Business Offices were centered on monitoring their progress in achieving their targets, and amid a situation of gross banking profit increasing in the term-end month, the head office failed to sufficiently control excessive promotion of interest rate swaps, of which revenues are recognized up-front.

c. Sufficient consideration was not given to preventing abuse of dominant bargaining position when establishing interest rate swap marketing rules.

d. There was insufficient checking of business plan and business promotion by each Corporate Business Office in terms of "autonomy function" under self-responsibility of the compliance system.

e. The head office did not sufficiently perform its monitoring function, such as analyzing complaints.

f. Auditing of Corporate Business Offices did not include sufficient examination of interest rate swap marketing situation, nor did auditing of the head office include prevention of abuse of dominant marketing position.

C. SMBC failed to take effective measures to comply with the Antimonopoly Act, even though the JFTC and FSA had been sounding warning bells as the financial industry's circumstances changed.

2. Summary of Internal Investigation Conducted by a Special Investigation Committee of SMBC

Last December, SMBC was issued a cease and desist order by the JFTC pursuant to the Antimonopoly Act with respect to cases of abuse of dominant bargaining position by certain Corporate Business Offices in marketing interest rate swaps.

In response, SMBC decided to conduct self inspection and established a special investigation committee which included a third-party, a lawyer who had not entered into an advisory agreement with SMBC, and conducted a rigorous investigation of the situation last December.

The results of the investigation are outlined in the attached report.

3. Measures to Prevent Reoccurrence

In order to prevent reoccurrence and thoroughly reinforce customer-centric and compliance in our minds, SMBC will establish a business improvement plan to greatly revise the frameworks for business promotion, business administration, etc. Specifically, measures will be implemented to prevent reoccurrence from the following perspectives.

(1) Strengthen Compliance with the Antimonopoly Act

1) Review compliance rules related to the Act

2) Clarify compliance points of head office's policies related to the Act

3) Implement monitoring of compliance status with the Act with respect to business activities

(2) Review Interest Rate Swap Marketing Framework of Corporate Business Offices

1) Strictly select customers to whom interest rate swaps may be marketed

2) Establish a framework for securing contracts based on customer's voluntary intention

3) Greatly revise proposal format

(3) Establish Customer-Centric Business Framework

1) Greatly revise the basic purposes of Corporate Business Offices from the customers' viewpoint

2) Fundamentally revise the rules on evaluating and awarding Corporate Business Offices for their performances

3) Establish rules on product planning with due consideration given to customer protection

4) Establish a Quality Management Dept. to which customers' opinions will be concentrated and analyzed by the department in order to reflect their opinions in management

4. Response to Customers' Inquiries, etc.

Customers who have entered into interest rate swap contracts and have made inquires or

demands with respect to their contracts will be given explanation individually of the results of the investigation by the special internal investigation committee and taken care of.

SMBC will respond earnestly and sincerely to customer inquires or demands, and the head office, not just the Corporate Business Offices, will be actively involved in properly answering inquires or demands, even from legal perspective.

5. Clarification of Responsibility

Various problems with the head office, not just with the Corporate Business Offices, were confirmed with respect to this situation, and the management recognizes the need for an earnest self-examination. Therefore, the executives and employees responsible for causing the problems that led to the business suspension order and the business improvement order will be clearly specified and strict internal actions will be taken against them. The results of such actions will be published separately after the establishment of the business improvement plan pursuant to the business improvement order.

Provisional translation of the original Japanese version

April 27, 2006

Sumitomo Mitsui Banking Corporation

Special Investigation Committee

Self Investigation Report on Abuse of Dominant Bargaining Position in Connection with Sale of Interest Rate Swap

1. About the Report

On December 2, 2005, Sumitomo Mitsui Banking Corporation (SMBC) was issued a recommendation by the Fair Trade Commission of Japan ("JFTC") based on several violations of Section 19 of the Antimonopoly Act ("Act"), particularly "Abuse of Dominant Bargaining Position" of Unfair Trade Practices, with respect to the manner in which it marketed interest rate swaps to its corporate clients. This issuance of the recommendation is pursuant to Section 48 (1) of the Act.

Based on this recommendation, we established the Special Investigation Committee ("Committee") on December 14, 2005 in order to inspect whether there were any other cases similar to those JFTC pointed out and the factors of the incidents. This report summarizes the investigation led by the Committee.

2. About the Committee and Summary of the Investigation

(1)About the Committee

The Committee consists of five committee members headed by the Senior Executive Officer in charge of compliance in SMBC, three officers of SMBC and one outsider (lawyer). Under the Committee, we set up a subcommittee, which consists of six lawyers, including the above-mentioned outsider, and some SMBC's officers who belong to Antimonopoly Monitoring Office, a segregated office from business promotion division of SMBC. There are no advisory contracts between these six lawyers and SMBC.

(2)Scope of Investigation

The Committee investigated the following:

a) Individual cases: judgment on abuse of dominant bargaining position as to every interest rate swap agreement which SMBC signed after April 2001.

b) Organizational factors that caused this incident.

(3)Way of Investigation on Individual Cases

a) The total number of the clients who had interest rate swap agreements with SMBC during the abovementioned period turned out to be 18,162 including who had already terminated the agreements. First, we sent mails to all the clients out of 18,162 except who had already contacted us before this investigation. These mails were enclosed with questionnaire asking how they felt or recognized the abuse of dominant bargaining position by SMBC's staff upon marketing of interest rate swaps to them, and also asking for response in case they regarded the way of our promotion as questionable.

b) Second, we have investigated 2,200 cases out of 18,162, where the clients made response or separately requested us to do so by other measures including phone calls. Specifically, i) the investigation staff of the subcommittee interviewed the related marketing staff and inspected the related documents according with the guidelines set through consultation with the lawyers. ii) The lawyers in the subcommittee conducted preliminary judgment on whether there existed any abuse of dominant bargaining position based on the reports by the investigation staff. iii) The Committee conducted the final judgment based on the result of the preliminary judgment by the subcommittee.

(4) Investigation on Organizational Factors

Regarding organizational factors which brought about the incidents, the Committee conducted investigation by asking the related departments in the head office to submit reports and related documents and interviewing the related directors and executive officers including heads of the related business promotion divisions.

3. Outcomes of the Investigation - Individual Cases -

(1) The total number of investigation of the abuse of dominant bargaining position by the Committee is as follows:

Total number of applicable clients:	18,162
Investigated:	**2,200**
Based on response to the investigation:	1,523
Based on requests by other measures including telephone calls:	677

(2) The Outcomes of Final Judgments by the Committee: (*)

Cases of Abuse of Dominant Bargaining Position:		**17**
Cases of Possible Abuse of Dominant Bargaining Position:	51	
Total		**68**

(*) Definition:

- Cases of Abuse of Dominant Bargaining Position:
  Where it is highly likely to be designated as abuse of dominant bargaining position in the case of litigation.

- Cases of Possible Abuse of Dominant Bargaining Position:
  Where there is a concern of abuse of dominant bargaining position and also a concern of designation as the abuse of dominant bargaining position by the judge in the case of litigation.

Besides, as a result of classifying cases with a conservative stance, there were 181 clients categorized into "The Cases of Possible Legal Liabilities" (the cases requiring further investigation due to possible violation of any laws or regulations such as breach of duties to make sufficient explanation to the client) that are not "The Cases of Abuse of Dominant Bargaining Position" or "The Cases of Possible Abuse of Dominant Bargaining Position."

(3) Interest rate swaps are marketed by several divisions and units of SMBC; however, the Committee found the above determined and questionable cases only in the Middle Market Banking Unit, which is doing business with mainly small and medium sized enterprises.

4. Outcomes of Investigation - Organizational Factor -

(1) Through the investigation, the Committee found the several organizational behaviors to be improved in connection with interest rate swaps marketing as follows:

a) In Middle Market Banking Unit, the profit targets have been set through discussion between Corporate Business Offices and Planning Department in head office. However, head office failed to analyze the performances and the process of obtaining such earnings in detail, and has been inclined to set the profit targets automatically based on the previous results with the assumption of certain rate of growth.
In addition, some Corporate Business Offices were assigned relatively high

target by the head office without sufficient analysis of the local circumstances. As a result of such budget assignment process, mainly in the Middle Market Banking Unit that provides banking services with small and medium sized enterprises, some Corporate Business Offices urged interest rate swaps marketing because the demand of borrowings had been decreasing while revenues from interest rate swap were recognized up-front according to the mark-to-market accounting principle. Furthermore, some offices conducted extravagant marketing and abused dominant bargaining position.

b) The head office's supervision of the Corporate Business Offices were centered on monitoring their progress in achieving their targets, and amid a situation of gross banking profit increasing in the term-end month, the head office failed to sufficiently analyze the profit and actual business promotion in details. In addition, the weight of earnings in single fiscal year in evaluation system was relatively heavier than that of mid-long term targets including growth of customer base, and the Committee considered this as one of the organizational factors behind the incidents.

c) Although SMBC had established interest rate swap marketing rules from the compliance point of view, the rules had mainly focused on the structural explanation of the swaps as derivative products without enough consideration of characteristics of the clients including the size and profitability. Thus, the rules could not work effectively to prevent from the abuse of dominant bargaining position.

d) The prevention from the abuse of dominant bargaining position had been stipulated indeed. However, the rule had failed to define the repeated canvass accompanied by senior officers as "implying", and had not worked effectively to prevent from such implying practices. This failure was also pointed out in the recommendation by JFTC. SMBC had also established the compliance system based on the self-discipline principle where each unit/office, with the support of head office, is individually responsible for the compliance. In this system, the compliance officer in each office is not completely independent from the business promotion line and the consideration for compliance was insufficient in the business budget/plan and the business promotion. The Committee attributes the incident also to these factors.

e) The Committee also found that the framework to respond to customer complaints had not worked effectively because it focused on dealing with individual cases

and not on improving the product itself and the monitoring system of interest rate swap marketing. In addition, there was a problem that the analysis of Customer Satisfaction Survey was insufficient in the Middle Market Banking Unit.

f) In the internal audit of Corporate Business Offices regarding interest rate swap marketing, the Internal Audit Department had not conducted sufficient audit on the actual marketing by the office from antimonopoly point of view. Also, the audit of the head office had not worked effectively as it did not include prevention of abuse of dominant bargaining position.

g) Each related department in SMBC had respectively responded to the revision of the Guideline for Supervision by FSA and "the Report of Survey of Trade Practices between Banks and Firms, from the Viewpoint of Prevention of the Unfair Trade Practices on July 2001" by JFTC; but SMBC had not coped with them more in details to improve the business promotion system as a whole.

(2) In summarizing the investigation by the Committee, there were problems in the Head Office and Corporate Business Offices respectively in connection with interest rate swap marketing and the compounded factors of these problems brought about the incident. In other words, we had set challenging budgets and promoted them, while we had failed to establish an effective internal control, checking and balancing system.

(3)SMBC professes "Customer-Centric" in our Corporate Mission and mentions it in the Compliance Manual. However, considering the background of the incident, it is envisaged that the staff in the head office and Corporate Business Offices who engaged in promotion of interest rate swap had not thoroughly understood and kept in mind the "Customer-Centric" Concept.

End.

(Supplement)

The Method of Making a Judgment on "Abuse of Dominant Bargaining Position" (Overview)

1. Requirements for "Abuse of Dominant Bargaining Position"

(1) Following requirements must be met in order to assume that "Abuse of Dominant Bargaining Position" under the Japanese Antimonopoly Act ("ACT"). (Sec. 2-9-5, General Designation No. 14) exists in certain transactions:

i *Requirement of Position*

One of the parties to the transaction has Dominant Bargaining Position to the other.

ii *Requirement of Abuse*

One of the parties to the transaction presumably took advantage of the Dominant Bargaining Position over the other to cause unfair disadvantages to the other party. (specifically, taking actions described in General Designation No 14 item 1 to 5 of the Act.)

iii *Requirement of Impediment to Fair Competition*

One of the parties to the transaction presumably abused the Dominant Bargaining Position in such a manner that appears unfair from the view point of common market practice.

If certain transaction fails to meet any of the above requirements, no "Abuse of Dominant Bargaining Position" is presumed to exist in the transaction.

(2) *Requirement of Position* is met, in short, when one party is dependent on the other in conducting businesses; In the case of SMBC, the criteria to determine if certain transaction meets *Requirement of Position* is whether it is deemed difficult for the client of SMBC to procure necessary fund from financial institutions other than SMBC. The availability of necessary funds from other financial institutions as described above should be judged in light of the client's business relations with SMBC and other financial institutions, its business performance, financial conditions, and so forth.

(3) *Requirements of Abuse* is met, in short, when one party took advantage of the stronger position (=dominant bargaining position) to force unfair disadvantage on the other. In the case of SMBC, the criteria to determine if

Requirement of Abuse is satisfied is whether, in order to force the client to purchase interest rate swap, the officer of SMBC took advantage of the client's situation that he has no choice but to borrow from SMBC, "explicitly stating" or "implying" that the "loan is conditioned on the purchase of interest rate swap" or the "refusal to purchase interest rate swap would result in unfavorable lending conditions".

In order to determine whether there was such an "explicit statement" or an "implication", such factors shall be taken into consideration as details of the process of entering into an interest rate swap agreement, frequency of meetings with the client, attendance of senior officer of SMBC at the meetings, and effectiveness of the interest rate swap to the client.

(4) *Requirement of Impediment to Fair Competition* is met when free and fair competition is deemed undermined due to involuntary transactions. This requirement is usually satisfied if *Requirement of Position* and *Requirement of Abuse* are both satisfied.

2. Method of Judgment Employed

(1) In the process of investigation, the Committee made a judgment on *Requirement of Position* and *Requirement of Abuse* in every case.

The Committee gave a priority to *Requirement of Position* because *Requirement of Position* must be met in order to meet *Requirement of Abuse* of Dominant Bargaining Position and it is possible to make a judgment on *Requirement of Position* to considerable extent by examining objective information on business relations, business performances, financial conditions, etc.

It should be noted that the Committee took a conservative approach in making a judgment on *Requirement of Position* because whether the requirement is met or not can be a crucial factor in the final judgment, and, accordingly, all the cases that could possibly meet *Requirement of Position* were referred to the step (2).

(2) The Committee examined *Requirement of Abuse* when *Requirement of Position* was deemed or could possibly be satisfied.

(3) The Committee categorized such cases into "The Cases of Abuse of Dominant Bargaining Position" or "The Cases of Possible Abuse of Dominant Bargaining Position" that satisfied or could possibly satisfy *Requirement of Position* and *Requirement of Abuse.*

Also, the Committee categorized such cases into "The Cases of Possible Legal Liabilities" (The Cases Requiring Further Investigation) that presumably failed to meet *Requirement of Position* but, as a result of further investigation of the process of entering into interest rate swap agreement, turned out to be in violation of any laws or regulations such as breach of duty to make sufficient explanation to the client.

(4) In the foregoing process, two lawyers of the Committee examined and made a judgment on every single case. If the conclusions of the two lawyers differ from each other, they made a final judgment after thorough discussion. Also, in case the lawyers need additional information, they asked Antimonopoly Monitoring Office of SMBC to conduct an additional research and made a judgment based on the result of the research.

(Over)

Sumitomo Mitsui Financial Group, Inc.

Revision of Consolidated Earnings Forecasts for the Fiscal Year ended March 31, 2006

TOKYO, April 28, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) today announced a revision of its consolidated earnings forecasts for the fiscal year ended March 31, 2006.

SMFG hereby revises the earnings forecasts for the fiscal year ended March 31, 2006 as follows mainly due to an increase in banking profit (before provision for general reserve for possible loan losses) and a decrease in total credit cost of Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG.

SMFG's non-consolidated earnings and dividends forecasts remain unchanged.

Revision of consolidated earnings forecasts for the fiscal year ended March 31, 2006

(Billions of yen)

	Ordinary income	Ordinary profit	Net income
Previous forecast (*) (A)	3,500	850	550
Revised forecast (B)	3,680	970	690
Change (B – A)	+ 180	+ 120	+ 140
Percentage change (%)	+ 5.1	+ 14.1	+ 25.5

(*) Announced in November 2005

Appendix

I. SMBC's earnings forecasts for the fiscal year ended March 31, 2006 (Non-consolidated)

(Billions of yen)

	Revised forecast (a)	Previous forecast (b)	Change (a) – (b)
Banking profit (before provision for general reserve for possible loan losses)	970	950	+ 20
Ordinary profit	720	660	+ 60
Net income	520	430	+ 90
Total credit cost	(230)	(300)	+ 70
Gains on collection of written-off claims (Extraordinary gains)	30	–	+ 30

(Points)

1. Banking profit (before provision for general reserve for possible loan losses)
SMBC expects banking profit (before provision for general reserve for possible loan losses) to be 970 billion yen, an increase of 20 billion yen compared with the previous forecast. This is mainly due to an increase in fees and commissions from sales of investment trusts.

2. Total credit cost
Total credit cost is expected to be 230 billion yen, a decrease of 70 billion yen compared with the previous forecast. This is mainly due to gains on reversal of off-balancing related costs in the process of work-out of non-performing loans. Approximately 30 billion yen of gains on collection of the claims written-off in past fiscal years are expected to be recorded as extraordinary gains.

II. Estimate of problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen)

	March 31, 2006 (Estimate) (a)	March 31, 2005 (Result) (b)	Change (a) – (b)
Problem assets based on the Financial Reconstruction Law	960.0	1,824.6	(864.6)
Problem asset ratio	1.7 %	3.3%	(1.6) %

III. Estimate of net unrealized gains (losses) on other securities (SMBC, Non-consolidated)

(Billions of yen)

	March 31, 2006 (Estimate) (a)	March 31, 2005 (Result) (b)	Change (a) – (b)
Net unrealized gains (losses) on other securities	1,310.0	651.6	+ 658.4
Stocks	1,630.0	667.3	+ 962.7
Bonds	(280.0)	7.7	(287.7)
Others	(40.0)	(23.4)	(16.6)

VI. Estimate of capital ratio (SMFG, Consolidated)

	March 31, 2006 (Estimate)	March 31, 2005 (Result)
Consolidated capital ratio	More than 12 %	9.94 %

This press release contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

平成１８年４月２８日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
株式会社三井住友銀行
ＳＭＢＣフレンド証券株式会社
（コード番号　８６２３）

ＳＭＢＣフレンド証券株式会社の完全子会社化に係る株式交換契約の締結について

株式会社三井住友フィナンシャルグループ（以下「ＳＭＦＧ」という）及び株式会社三井住友銀行（以下「ＳＭＢＣ」という）と、ＳＭＢＣの子会社であるＳＭＢＣフレンド証券株式会社（以下「フレンド証券」という）は、今後提出する銀行法第 52 条の 23 第 3 項に基づく申請に対する当局認可を条件として、株式交換によりフレンド証券をＳＭＦＧの完全子会社とすることで平成１８年３月３０日に合意しましたが、ＳＭＦＧ及びフレンド証券は、本日開催した両社の取締役会の承認を受けて、株式交換契約を締結しましたので、下記の通りお知らせ致します。

記

１．フレンド証券の完全子会社化の目的

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。

これらを背景に、ＳＭＦＧは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、フレンド証券を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることと致しました。

具体的には、ＳＭＢＣとフレンド証券の協働を通じたファンドラップサービスの提供、積極的な両社間の人材交流、ＳＭＢＣのお客様に対するフレンド証券による個別株式運用に関するコンサルティングサービスの拡充等を実施して参ります。

２．株式交換の条件等

（１） 株式交換の日程

株式交換契約書承認の取締役会	平成１８年4月２８日
株式交換契約書締結	平成１８年4月２８日
株式交換契約書承認株主総会（予定）	平成１８年6月２９日（フレンド証券）
フレンド証券上場廃止日（予定）	平成１８年8月２８日
フレンド証券株券提出期日（予定）	平成１８年8月３１日
株式交換の日（予定）	平成１８年9月　１日

（注）

1. 株式交換の日はＳＭＦＧとフレンド証券との合意により変更されることがあります。

2. 本件はＳＭＦＧにとって商法第 358 条の簡易株式交換に該当し、ＳＭＦＧの株主総会の承認を得ないで本株式交換を行う予定であります。

（２） 株式交換比率

	ＳＭＦＧ （完全親会社）	フレンド証券 （完全子会社）
株式交換比率	1	0.0008

（注）

1. 株式の割当比率
   フレンド証券の普通株式１株に対し、ＳＭＦＧの普通株式 0.0008 株を割当交付致します。

2. 株式交換比率の算定根拠
   ＳＭＦＧはゴールドマン・サックス証券会社を、フレンド証券はメリルリンチ日本証券株式会社を株式交換比率の算定に関するそれぞれの財務アドバイザーに任命致しました。ＳＭＦＧとフレンド証券は、両社のそれぞれの財務アドバイザーによる分析結果、その他の様々な要因を総合的に勘案した上で協議を行った結果、上記のとおり合意致しました。

3. 第三者機関による算定結果、算定方法及び算定根拠
   ゴールドマン・サックス証券会社は、ＳＭＦＧとフレンド証券の普通株式の株価動向の調査、ＤＣＦ（ディスカウンテッド・キャッシュ・フロー）方式、類似会社比較による倍率方式及び類似取引倍率方式を含む価値評価分析などの方法により株式交換比率を分析致しました。

   メリルリンチ日本証券株式会社は、フレンド証券、ＳＭＦＧ両社につき、市場株価分析、ＤＣＦ（ディスカウンテッド・キャッシュ・フロー）分析および類似会社比較分析を用いたうえで、総合的な判断に基づいて株式交換比率を分析致しました。

4. 株式交換によりＳＭＦＧが発行する新株式数
普通株式 249,015 株

（３） 株式交換後における上場に関する事項

株式交換において完全親会社となるＳＭＦＧは上場を維持継続致します。また、株式交換において完全子会社となるフレンド証券は平成１８年８月２８日に上場廃止となる予定です。

（４） 株式交換交付金

株式交換交付金の支払はありません。

（５） 株式交換後の状況

① 商号、事業内容、本店所在地、代表者
両社の商号、事業内容、本店所在地、代表者については、「当事会社の概要」に記載の内容から変更の予定はありません。

② 資本金
本株式交換により、ＳＭＦＧの資本金は増加致しません。商法第 357 条の規定により計算される資本金の増加限度額のすべてを資本準備金に組み入れるものと致します。

③ 業績に与える影響
フレンド証券はすでにＳＭＦＧの連結子会社でありますので、本株式交換による今期の連結業績への大きな影響はありません。今後は、ＳＭＦＧがフレンド証券を完全子会社化することによってグループ連携を一段と強化し、銀行と証券との間のシナジー極大化を追求することで連結業績の向上が期待できると考えております。

④ 端数の処理
株式交換によりフレンド証券の株主に交付しなければならないＳＭＦＧの普通株式の数に１株に満たない端数が生じた場合には、会社法第 234 条の規定に従い、当該株主に対しては金銭の交付が行われることになります。

以　上

【本件に関するお問い合わせ先】

三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ	広報部	石田	TEL：03-5512-2676
三井住友銀行	広報部	森田	TEL：03-5512-2679
ＳＭＢＣフレンド証券	経営企画部	関口	TEL：03-3666-1223

当事会社の概要

（平成 17 年 9 月 30 日現在（※1）、単体ベース）

	完全親会社	完全子会社
商号	株式会社三井住友フィナンシャルグループ	ＳＭＢＣフレンド証券株式会社（※2）
事業内容	子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理業	証券業
設立年月日	平成 14 年 12 月 2 日	昭和 23 年 3 月 2 日
本店所在地	東京都千代田区有楽町一丁目 1 番 2 号	東京都中央区日本橋兜町 7 番 12 号
代表者	取締役社長 北山　禎介	代表取締役社長 玉置　勝彦
資本金	1,352,651 百万円（※3）	27,270 百万円
発行済株式総数	普通株式 7,303,472.77 株 優先株式 950,101 株	普通株式 311,269,929 株
株主資本	3,312,686 百万円	127,320 百万円
総資産	3,653,155 百万円	243,482 百万円
決算期	3 月 31 日	3 月 31 日
従業員数	122 名	1,844 名
主要取引先	事業内容が経営管理業務につき該当なし	一般個人、事業法人等
大株主 （名称及び発行済株式総数に対する所有株式数の割合）（※4）	日本トラスティ・サービス信託銀行株式会社（信託口） 6.56% 日本マスタートラスト信託銀行株式会社（信託口） 5.99% ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室） 2.13% 日本生命保険相互会社 2.11% ステート ストリート バンク アンド トラスト カンパニー 505103（常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室） 1.91%	株式会社三井住友銀行 40.35% 住友生命保険相互会社 8.71% 日本マスタートラスト信託銀行株式会社（信託口） 4.05% 日本トラスティ・サービス信託銀行株式会社（信託口） 2.26% 株式会社クオーク 1.43%
主要取引銀行	事業内容が経営管理業務につき該当なし	三井住友銀行
当事会社の関係	資本関係	ＳＭＦＧの 100%子会社であるＳＭＢＣはフレンド証券株式の 40.35%を保有しております。
	人的関係	両当事会社間に役員の兼務はありません。
	取引関係	両当事会社間に取引関係はありません。

最近3決算期間の業績	完全親会社			完全子会社		
決算期	16/3 期	17/3 期	17/9 期	16/3 期	17/3 期	17/9 期
営業収益（百万円）	55,515	258,866	16,206	48,342	52,304	27,299
営業利益（百万円）	52,470	256,222	14,468	18,806	18,042	9,795
経常利益（百万円）	51,188	253,448	12,424	19,104	18,323	10,031
当期純利益（百万円）	50,505	252,228	38,435	15,417	13,201	6,352
1株当り当期純利益（円）	3,704.49	38,302.88	5,646.36	52.49	42.37	20.56
1株当り配当金（円）（※4）	3,000	3,000	—	12.00	12.00	—
1株当り株主資本（円）	232,550.74	257,487.78	268,549.24	345.25	402.58	413.29

（※1）フレンド証券は直近決算（平成 18 年 3 月期）を、本日発表しておりますが、当事会社の概要では、時点を揃える為、平成 17 年 9 月中間期のデータを掲載しております。
（※2）現時点においてフレンド証券はＳＭＦＧの連結子会社であります。
（※3）現時点の資本金は 1,420,877 百万円であります。
（※4）普通株式の大株主及び配当状況を記載しております。

(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
SMBC Friend Securities Co., Ltd.

Notice regarding signing of share exchange agreement for making SMBC Friend Securities into a wholly-owned subsidiary of SMFG

TOKYO, April 28, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Banking Corporation (SMBC), and SMBC Friend Securities Co., Ltd. (SMBC Friend Securities), a subsidiary of SMBC, announced that SMFG and SMBC Friend Securities had signed a share exchange agreement to make SMBC Friend Securities into a wholly-owned subsidiary of SMFG, subject to regulatory approval of an application to be submitted pursuant to Article 52-23, paragraph 3 of the Banking Law, in accordance with decisions of each company's board of directors at meetings held today. The signing is based on the basic agreement the three companies entered into on March 30, 2006.

1. Purpose of making SMBC Friend Securities a wholly-owned subsidiary of SMFG

In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment

Rule 802 Legend

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

In particular, SMBC will provide fund wrap services through collaboration with SMBC Friend Securities. Furthermore, SMFG will accelerate the exchange of personnel between SMBC and SMBC Friend Securities and expand the consulting services of SMBC Friend Securities to SMBC's individual customers who are interested in investments in individual stocks.

2. <u>Terms and conditions of share exchange</u>

(1) Schedule of share exchange

Board meetings to approve share exchange agreement	April 28, 2006
Signing of share exchange agreement	April 28, 2006
General shareholders' meeting to approve share exchange agreement (SMBC Friend Securities)	June 29, 2006*
SMBC Friend Securities to be delisted	August 28, 2006*
Deadline of submission of SMBC Friend Securities stock certificates	August 31, 2006*
Effective date of share exchange	September 1, 2006*

* Planned

(Note) 1. The effective date of share exchange may be changed if SMFG and SMBC Friend Securities so agree.

2. SMFG will conduct the share exchange without obtaining approval at its general shareholders' meeting, since this share exchange is deemed a "simple share exchange" under Article 358 of the Commercial Code of Japan.

(2) Share exchange ratio

	SMFG (Parent company)	SMBC Friend Securities (Wholly-owned subsidiary)
Share exchange ratio	1	0.0008

(Note 1) Allotment ratio

0.0008 shares of SMFG will be allotted to 1 share of SMBC Friend Securities.

(Note 2) Basis for determination of share exchange ratio

SMFG appointed Goldman Sachs (Japan) Ltd. ("Goldman Sachs") as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch") as its financial advisor in connection with the transaction. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.

(Note 3) Methods of and basis for calculation by financial advisors

Goldman Sachs analyzed the share exchange ratio based on, among other things, review of market price trends of the common stock of SMFG and SMBC Friend Securities, a discounted cash flow analysis, a selected companies analysis and a selected transactions analysis.

Merrill Lynch analyzed the share exchange ratio based on a comprehensive judgment using a market stock price analysis, a discounted cash flow analysis, and a comparable companies analysis.

(Note 4) Number of new shares to be issued by SMFG

Common stock: 249,015 shares

(3) Listing after share exchange

SMFG will hold 100% ownership of SMBC and remain listed. On the other hand, SMBC Friend Securities will become a wholly-owned subsidiary of SMFG and be delisted on August 28, 2006.

(4) Cash to be paid upon share exchange

No cash will be paid in connection with the share exchange.

(5) Situation after share exchange

(a) Corporate name, business, head office, and representative

The corporate names, businesses, head offices, and representatives of SMFG and SMBC Friend Securities will remain unchanged from the description in the "Overview of SMFG and SMBC Friend Securities."

(b) Capital stock

SMFG's capital stock will not increase as a result of the share exchange, while SMFG's capital reserve will be increased by the allowed maximum amount calculated pursuant to Article 357 of the Commercial Code of Japan.

(c) Impact on financial results

The share exchange will not affect SMFG's consolidated earnings for this fiscal year since SMBC Friend Securities is already a consolidated subsidiary of SMFG. On the other hand, SMFG believes that it can further promote cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary and by maximizing synergies between the banking and securities businesses, thereby improving its future consolidated financial results.

(d) Treatment of fractional shares

Cash, instead of fractional shares of SMFG, will be distributed to shareholders of SMBC Friend Securities who have the right to receive fractional shares of SMFG as a result of the share exchange, in accordance with Article 234 of the Japanese Commercial Code of Japan.

Overview of SMFG and SMBC Friend Securities

(As of September 30, 2005 (*1), non-consolidated basis)

	Parent company		Wholly-owned subsidiary	
Company name	Sumitomo Mitsui Financial Group, Inc.		SMBC Friend Securities Co., Ltd. (*2)	
Business description	Management of the affairs of subsidiaries and relevant ancillary functions		Securities business	
Date of establishment	December 2, 2002		March 2, 1948	
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo		7-12, Nihonbashi-kabuto-cho, Chuo-ku, Tokyo	
Representative	President: Teisuke Kitayama		President & CEO: Katsuhiko Tamaki	
Capital Stock	1,352,651 millions of yen (*3)		27,270 millions of yen	
Shares issued and outstanding	Common stock 7,303,472.77 Preferred stock 950,101		Common stock 311,269,929	
Stockholder's equity	3,312,686 millions of yen		127,320 millions of yen	
Total assets	3,653,155 millions of yen		243,482 millions of yen	
Date of fiscal year end	March 31		March 31	
Number of employees	122		1,844	
Principal customers	Not applicable		Individuals, companies, etc	
Principal shareholders (Name and percentage of shares outstanding) (*4)	Japan Trustee Services Bank, Ltd. (Trust Account)	6.56%	Sumitomo Mitsui Banking Corporation	40.35%
	The Master Trust Bank of Japan, Ltd. (Trust account)	5.99%	Sumitomo Life Insurance Company	8.71%
	The Chase Manhattan Bank N.A. London (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	2.13%	The Master Trust Bank of Japan, Ltd. (Trust account)	4.05%
	Nippon Life Insurance Company	2.11%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.26%
	State Street Bank and Trust Company 505103 (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	1.91%	QUOQ Inc.	1.43%

Relationship between SMFG and SMBC Friend Securities	Capital relationship	SMBC, a wholly-owned subsidiary of SMFG, holds 40.35 % of the total outstanding common shares of SMBC Friend Securities.					
	Personnel relationship	No one concurrently holds a position of director in SMFG and SMBC Friend Securities.					
	Business relationship	There is no business relationship between SMFG and SMBC Friend Securities.					
Financial Results of the past 3 fiscal years	Fiscal year	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005
	Operating income (millions of yen)	55,515	258,866	16,206	48,342	52,304	27,299
	Operating profit (millions of yen)	52,470	256,222	14,468	18,806	18,042	9,795
	Ordinary profit (million of yen)	51,188	253,448	12,424	19,104	18,323	10,031
	Net income (millions of yen)	50,505	252,228	38,435	15,417	13,201	6,352
	Net income per share (yen)	3,704.49	38,302.88	5,646.36	52.49	42.37	20.56
	Dividend per share (yen) (*4)	3,000	3,000	—	12.00	12.00	—
	Stockholders' equity per share (yen)	232,550.74	257,487.78	268,549.24	345.25	402.58	413.29

(*1)SMBC Friend Securities announced its most recent financial results, as of March 2006, today. However, in light of time constraints, SMBC Friend Securities listed its financial results as of September 2005 for purposes of the above overview.

(*2)SMBC Friend Securities is a consolidated subsidiary of SMFG.

(*3)SMFG's capital stock is currently 1,420,877 millions of yen.

(*4)Principal shareholders and dividend per share of common stock

平成 18 年 5 月 12 日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

公的資金優先株式の取得及び消却に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本日開催の取締役会において、株式会社整理回収機構にお引受けいただいております第一種優先株式及び第二種優先株式の一部（取得総額約 2,759 億円）に関し、下記の通り自己株式の取得及び消却を行うことを決議し、本日、関係当局の承認をいただきましたので、お知らせいたします。

本優先株式の取得は、昨年 6 月開催の当社定時株主総会において決議された自己株式取得枠の範囲内で行うものであります。

また、取得いたします優先株式に関しましては、取得後速やかに消却を行う予定です。

記

取得及び消却の内容

1. 第一種優先株式
   (1) 取得株式の総数　：35,000 株
   (2) 取得価額　：１株につき 4,056,000 円
   (3) 取得価額の総額　：141,960,000,000 円
   (4) 取得先　：株式会社整理回収機構
   (5) 取得予定日　：平成 18 年 5 月 17 日

2. 第二種優先株式
   (1) 取得株式の総数　：33,000 株
   (2) 取得価額　：１株につき 4,059,300 円
   (3) 取得価額の総額　：133,956,900,000 円
   (4) 取得先　：株式会社整理回収機構
   (5) 取得予定日　：平成 18 年 5 月 17 日

（ご参考）

今回取得予定の公的資金優先株式の概要

名称	第一種優先株式	第二種優先株式
当初発行日	平成 11 年 3 月 31 日	平成 11 年 3 月 31 日
発行株式数	67,000 株	100,000 株
発行価額	1 株につき 3 百万円	1 株につき 3 百万円
発行価額の総額	2,010 億円	3,000 億円
今回の取得直前の発行株式数	35,000 株	100,000 株
今回の取得直前の残高	1,050 億円	3,000 億円

上記以外の公的資金優先株式の概要

名称	第三種優先株式
当初発行日	平成 11 年 3 月 31 日
発行株式数	800,000 株
発行価額	1 株につき 1 百万円
発行価額の総額	8,000 億円
現在の発行株式数	695,000 株
現在の残高	6,950 億円

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL 03-5512-2676

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Repurchase and Cancellation of Public Fund Preferred Stocks

Tokyo, May 12, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting today to repurchase and cancel its Type 1 preferred stock and part of its Type 2 preferred stock (aggregate amount of repurchase: approximately JPY 275.9 billion) owned by the Resolution and Collection Corporation (RCC) as described below, and obtained an approval of the relevant authorities for the repurchase today.

The repurchase of the preferred stocks is to be executed within SMFG's own stock repurchase limit approved at its annual general shareholders' meeting held in June 2005.

In addition, SMFG intends to cancel those shares of the preferred stocks upon repurchase.

PARTICULARS

Details of Repurchase and Cancellation

1. Type 1 Preferred Stock

(1) Number of Shares to Be Repurchased	: 35,000 shares
(2) Repurchase Price	: JPY 4,056,000 per share
(3) Total Amount of Repurchase	: JPY 141,960,000,000
(4) Repurchase from	: RCC
(5) Repurchase Date (Scheduled)	: May 17, 2006

2. Type 2 Preferred Stock

(1) Number of Shares to Be Repurchased	: 33,000 shares
(2) Repurchase Price	: JPY 4,059,300 per share
(3) Total Amount of Repurchase	: JPY 133,956,900,000
(4) Repurchase from	: RCC
(5) Repurchase Date (Scheduled)	: May 17, 2006

(REFERENCE)

Summary of the public fund preferred stocks to be repurchased:

Type of Preferred Stock	Type 1 Preferred Stock	Type 2 Preferred Stock
Original Date of Issue	March 31, 1999	March 31, 1999
Number of Shares Issued	67,000 shares	100,000 shares
Issue Price	JPY 3,000,000 per share	JPY 3,000,000 per share
Aggregate Amount Issued	JPY 201 billion	JPY 300 billion
Number of Shares Outstanding Immediately Prior to This Repurchase	35,000 shares	100,000 shares
Aggregate Amount Outstanding Immediately Prior to This Repurchase	JPY 105 billion	JPY 300 billion

Summary of the public fund preferred stock other than the above:

Type of Preferred Stock	Type 3 Preferred Stock
Original Date of Issue	March 31, 1999
Number of Shares Issued	800,000 shares
Issue Price	JPY 1,000,000 per share
Aggregate Amount Issued	JPY 800 billion
Number of Shares Outstanding as of the Date hereof	695,000 shares
Aggregate Amount Outstanding as of the Date hereof	JPY 695 billion

平成１８年５月２３日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社オージス総研とさくら情報システム株式会社の業務提携について

当社の連結子会社である株式会社三井住友銀行及びさくら情報システム株式会社が、本日別添のプレスリリースを公表しましたので、お知らせします。

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03-5512-2676

平成１８年5月２３日

各　位

株式会社オージス総研
さくら情報システム株式会社
大阪ガス株式会社
株式会社三井住友銀行

株式会社オージス総研とさくら情報システム株式会社の業務提携について

オージス総研（社長：加藤正和）、さくら情報システム（社長：三浦良二）、大阪ガス（社長：芝野博文）および三井住友銀行（頭取：奥 正之）は、オージス総研とさくら情報システムとが、情報サービス事業の分野における広範な業務提携およびこれを前提とした資本提携を行うことについて、本日、基本合意いたしました。平成１８年７月を目途に４社で提携に関する基本契約を締結するよう、今後協議してまいります。

大阪ガスの子会社で情報事業の中核を担うオージス総研は、大阪ガスグループの基幹システムを開発・運用する一方、海外企業との提携を含めた先進技術への取り組みにより、高い技術力とノウハウを蓄積してまいりました。特にシステムのライフサイクルにわたる高い投資効果が期待できる『オブジェクト／ＵＭＬモデリング』※1を中心とした先進技術・ソリューション力について高い評価をいただいています。

三井住友銀行の子会社であるさくら情報システムは、三井住友銀行グループのバンキングシステムを支えてきた開発力・運用力を背景に、お客さまの視点に立脚したシステム再構築など、トータルソリューションニーズへの取り組みにより、金融、会計、運用を中心とした高い業務ノウハウ・ソリューション力を有しています。

今回の業務提携は、オージス総研の技術力とさくら情報システムの業務ノウハウのシナジー効果、およびシステム開発力・運用拠点の相互活用等により、オージス総研とさくら情報システムそれぞれが従来以上に高品質なサービスを、様々な分野のお客さまへ提供していくことを目的としたものです。

主な業務提携の内容は、以下の通りです。

（１）システム開発分野での協業

- さくら情報システムの業務ノウハウとオージス総研の『オブジェクト／ＵＭＬモデリング』技術を融合させたシステム開発
- 開発拠点の相互活用

（２）海外事業分野での協業

- オージス総研の提携先である上海のオフショア開発拠点※2と、さくら情報システムのシンガポール子会社の相互活用

（３）コンピュータセンターの相互活用

- オージス総研のコンピュータセンター（大阪市西区）とさくら情報システムのコンピュータセンター（東京都品川区）の相互活用

（４）人材の交流・育成

また、本提携関係をより強固なものとするため、オージス総研がさくら情報システム株式の一部（34%を目処）を取得する方向で検討を進めてまいります。
なお、大阪ガスと三井住友銀行は、共同して本提携の円滑な発展を支えてまいります。

※１：オブジェクト／ＵＭＬモデリング

オブジェクト（オブジェクト指向）：ソフトウェアの開発技術の１つ。システム化対象となるビジネスプロセスに登場する「ものや人」をデータとそれを操作する手続きで構成されたオブジェクトという単位で捉え、複数のオブジェクトの組合せによりシステムを構築する。大規模・複雑化するソフトウェア開発において開発効率を向上させる技術として注目されている。

ＵＭＬ(Unified Modeling Language)モデリング：オブジェクト指向に準拠したソフトウェア開発における標準図面であるＵＭＬによるシステム化対象のモデル化（図示化）。システム開発のみならずビジネスの可視化、分析などにも有用。

※２：オフショア開発拠点

ソフトウェア開発業務の海外委託先拠点

以　上

○株式会社オージス総研の概要

所在地	大阪市西区千代崎三丁目南2番37号
事業内容	ソフトウェア開発、情報処理サービス、コンピュータ機器・ソフトウェア販売
設立日	昭和58年6月29日
資本金	400百万円(平成18年3月末現在)

○さくら情報システム株式会社の概要

所在地	東京都中央区日本橋本町三丁目4番10号
事業内容	ソフトウェア開発、情報処理サービス
設立日	昭和47年11月29日
資本金	600百万円(平成18年3月末現在)

○大阪ガス株式会社の概要

所在地	大阪市中央区平野町四丁目1番2号
事業内容	ガス事業、熱供給事業、その他附帯事業等
設立日	明治30年4月10日
資本金	132,166百万円(平成18年3月末現在)

○株式会社三井住友銀行の概要

所在地	東京都千代田区有楽町一丁目1番2号
事業内容	銀行業務
設立日	平成8年6月6日
資本金	664,986百万円(平成18年3月末現在)

【本件に関するお問い合わせ先】

大阪ガス株式会社	広報部	山口	TEL:06-6205-4515
株式会社三井住友銀行	広報部	石田	TEL:03-5512-2676

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Business Alliance between Osaka Gas Information System Research Institute And Sakura Information System

TOKYO, May 23, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that its consolidated subsidiaries, Sumitomo Mitsui Banking Corporation and Sakura Information System, have published the attached press release today.

Osaka Gas Information System Research Institute Co., Ltd.
Sakura Information System Co., Ltd.
Osaka Gas Co. Ltd.
Sumitomo Mitsui Banking Corporation

Notice regarding Business Alliance between Osaka Gas Information System Research Institute And Sakura Information System

Japan, May 23, 2006--- Osaka Gas Information System Research Institute Co., Ltd. (OGIS-RI, President: Masakazu Kato), Sakura Information System Co., Ltd. (SIS, President: Ryoji Miura), Osaka Gas Co. Ltd. (Osaka Gas, President: Hirofumi Shibano) and Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku) today agreed to form business and capital alliance between OGIS-RI and SIS in the field of information service business. Hereafter, the four companies will discuss to enter into a basic agreement on the alliance in July 2006.

OGIS-RI, a consolidated subsidiary of Osaka Gas, playing a central role of Osaka Gas Group's information business, has developed and operated the group's main system and also accumulated high technology and know-how by forming partnerships with foreign companies. Especially, OGIS-RI has been highly-evaluated in the field of advanced technology and solution such as highly-profitable "Object/UML Modeling."

SIS, a consolidated subsidiary of SMBC, has supported SMBC group's banking system and acquired know-how and solution in the field of finance, accounting and system development by addressing needs for system architecture from the viewpoint of clients.

OGIS-RI and SIS aim to offer better services to various kinds of clients thorough the business alliance, by creating synergies between OGIS-RI's technology and SIS's know-how and by mutually exploiting each company's system development capabilities and base.

Outline of business alliance is as follows:

(1) Cooperation in the field of system development

- (a) System development, combining SIS's know-how and OGIS-RI's technology of "Object/UML (Unified Modeling Language) Modeling"
- (b) Mutual exploitation of development base

(2) Cooperation in foreign operation

Mutually utilize the development base in Shanghais, OGIS-RI's business partner, and SIS's subsidiary in Singapore.

(3) Mutual exploitation of computer center

Mutually utilize OGIS-RI's computer center (Nishi-ku, Osaka) and SIS's center (Shinagawa-ku, Tokyo).

(4) Exchange and development of human resources

OGIS-RI will consider acquiring SIS's shares (approximately 34%) in order to reinforce the business alliance.

At the same time, Osaka Gas and SMBC will jointly support smooth progress of the alliance.

Appendix

Profile of OGIS-RI

Company name	Osaka Gas Information System Research Institute Co., Ltd.
Head office	Minami 2-37, Chiyozaki 3-chome, Nishi-ku, Osaka-shi, Osaka
Business description	System development, data processing, and sales of computer and software
Date of establishment	June 29, 1983
Capital stock	400 millions of yen (as of March 31, 2006)

Profile of SIS

Company name	Sakura Information System Co., Ltd.
Head office	4-10,Nihonbashihoncho 3-chome,Chuo-ku, Tokyo
Business description	System development and data processing
Date of establishment	November 29, 1972
Capital stock	600 millions of yen (as of March 31, 2006)

Profile of Osaka Gas

Company name	Osaka Gas Co. Ltd.
Head office	1-2, Hiranamachi 4-chome, Chuo-ku, Osaka-shi, Osaka
Business description	Gas and heat supply business
Date of establishment	April 10, 1897
Capital stock	132,166 millions of yen (as of March 31, 2006)

Profile of SMBC

Company name	Sumitomo Mitsui Banking Corporation
Business description	Banking
Date of establishment	June 6, 1996
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Capital stock	664,986 millions of yen (as of March 31, 2006)

平成 18 年 5 月 23 日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

「自己の株式の取得枠設定」及び「資本準備金の額の減少(その他資本剰余金への振替)」に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本日開催の取締役会において、自己の株式の取得枠設定（会社法第 155 条第 3 号及び第 156 条第 1 項の規定に基づく自己の株式の取得枠設定）及び資本準備金の額の減少について、平成 18 年 6 月 29 日に開催を予定しております当社第 4 期定時株主総会に提案することを決議いたしましたので、お知らせいたします。

記

1. 自己の株式の取得枠設定

(1) 自己の株式の取得枠設定を行う理由

経営環境に応じた公的資金の機動的な返済等を可能とするため、会社法第 155 条第 3 号及び第 156 条第 1 項の規定に基づき自己の株式の取得枠を設定するものであります。

実際の自己の株式の取得につきましては、早期健全化法等の趣旨に照らし適切に実施していくこととし、当社グループの財務状況等を踏まえ検討していく所存です。

なお、公的資金につきましては、関係当局の承認を前提に、当社の財務状況や、株価動向及び経済動向等を踏まえつつ、平成 18 年度末までの早期返済を目指してまいります。

(2) 取得枠の内容

以下の種類及び数の株式を、株式を取得するのと引換えに交付する金銭の総額 1 兆 2,000 億円を上限に、自己の株式として取得するための枠を設定するものです。

（取得する株式の種類）	（取得する株式の数）		（株式を取得するのと引換えに交付する金銭の総額）	
普通株式	上限	1,000,000 株	上限	1 兆 2,000 億円
第二種優先株式	上限	67,000 株	上限	1 兆 2,000 億円
第三種優先株式	上限	695,000 株	上限	1 兆 2,000 億円
合　計	合算上限	1,762,000 株	合算上限	1 兆 2,000 億円

(3) 取得期間

平成 18 年 8 月 11 日から平成 19 年 5 月 31 日まで

なお、本件取得枠の設定につきましては、平成 18 年 6 月 29 日開催予定の当社第 4 期定時株主総会において、本議案が承認されること及び下記 2. の資本準備金の額の減少の効力発生を条件とします。

（ご参考 1）平成 18 年 3 月 31 日時点の自己株式の保有状況

発行済普通株式総数（自己株式を除く）7,417,865.62 株

自己株式数　6,307.15 株

2. 資本準備金の額の減少（その他資本剰余金への振替）

(1) 資本準備金の額の減少を行う理由

自己の株式の取得等、今後の財務戦略上の柔軟性及び機動性を確保するため、会社法第448条第1項の規定に基づき資本準備金の額を減少させ、その他資本剰余金へ振り替えるものであります。

(2) 減少する資本準備金の額

1兆円

(減少額は「その他資本剰余金」に振り替わるため、資本勘定の総額に変更はありません。)

(3) 資本準備金の額の減少の効力発生日

平成18年8月11日

なお、効力発生日については、債権者保護手続完了後となるものです。

（ご参考2)

当社の前記1.自己の株式の取得枠設定に関連し、当社の連結子会社である株式会社三井住友銀行においても、当社から自己の株式を取得するための枠（株式を取得するのと引換えに交付する金銭の総額上限4,000億円）を設定する予定です。

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL 03-5512-2676

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Establishment of Limit for Acquiring Own Stock and Reduction in "Capital Reserve" (Transfer to "Other Capital Surplus")

TOKYO, May 23, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting today to propose establishment of a limit for acquiring its own stock pursuant to the Provisions of Item 3, Article 155 and Paragraph 1, Article 156 of the Japanese Corporate Law and reduction in "Capital reserve" at SMFG's 4th annual general shareholders' meeting to be held on June 29, 2006.

1. Establishment of the limit for acquiring SMFG's own stock

(1) Reason for establishment of the limit

In order to have flexibility to repay public funds in a timely and appropriate manner under changing business environment, SMFG will establish a limit for acquiring its own stock pursuant to the provisions of Item 3, Article 155 and Paragraph 1, Article 156 of the Japanese Corporate Law.

SMFG will take its financial condition and other factors into account and consider using the limit to acquire its own stock, so that the acquisition will be consistent with the intent of the Law Concerning Emergency Measures for Early Strengthening of the Functions of the Financial System (Early Strengthening Law).

With regard to the outstanding public funds, SMFG aims to repay them in full by the end of fiscal 2006, subject to approval of the relevant authorities, taking into consideration such factors as its financial condition, stock market and macro-economy.

(2) Details of the limit to be proposed

SMFG intends to establish the limit for acquiring the types of stocks and the number of shares as shown below in exchange for cash up to JPY 1.2 trillion.

(Type of stock that may be acquired)	(Number of shares that may be acquired)		(Cash amount to be given in exchange for the stock acquired)	
Common Stock	Upper limit	1,000,000 shares	Upper limit	JPY 1.2 trillion
Type 2 Preferred Stock	Upper limit	67,000 shares	Upper limit	JPY 1.2 trillion
Type 3 Preferred Stock	Upper limit	695,000 shares	Upper limit	JPY 1.2 trillion
Total	Aggregate upper limit	1,762,000 shares	Aggregate upper limit	JPY 1.2 trillion

(3) Acquisition Period

From August 11, 2006 to May 31, 2007

The establishment of the acquisition limit will become effective subject to approval of shareholders at SMFG's 4th annual general shareholders' meeting scheduled on June 29, 2006 and to the proposal on reduction in "Capital reserve" described in 2 below coming into effect.

(Reference 1) Number of shares held as treasury stock as of March 31, 2006

Number of outstanding common shares (excluding treasury stock)	:	7,417,865.62 shares
Number of common shares held as treasury stock	:	6,307.15 shares

2. Reduction in "Capital reserve" (Transfer to "Other capital surplus")

(1) Reason for reduction

In order to ensure more flexibility and speed in implementing its financial strategy, SMFG will reduce its "Capital reserve" for transfer to "Other capital surplus" pursuant to the provisions of Paragraph 1, Article 448 of the Japanese Corporate Law.

(2) Amount of "Capital reserve" to be reduced

JPY 1.0 trillion

(There will be no change in the amount of total shareholders' equity because the amount of "Capital reserve" to be reduced will be transferred to "Other capital surplus", which is also a component of the shareholders' equity.)

(3) Effective date of reduction in "Capital reserve"

August 11, 2006

(The reduction in "Capital reserve" will become effective upon expiration of the creditor demurral period.)

(Reference 2)

In connection with SMFG's establishment of the limit for acquiring its own stock as described above, Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, is expected to establish a limit (upper limit of cash amount to be given in exchange for the stock acquired: JPY 400 billion) for acquiring its own stock from SMFG.

平成 18 年 5 月 23 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

定款の一部変更に関するお知らせ

当社は、本日開催の取締役会において、平成 18 年 6 月 29 日開催予定の第 4 期定時株主総会に、下記のとおり定款の一部変更について付議することを決議いたしましたので、お知らせいたします。

記

1. 定款変更の目的

会社法（平成 17 年 7 月 26 日法律第 86 号）の施行等に伴い、次のとおり変更しようとするものであります。

(1) 当社の機関に関し、第４条を新設しようとするものであります。
(2) 当社の株式に係る株券の発行に関し、第７条を新設しようとするものであります。
(3) 当社の株主名簿管理人等に関し、現行定款を変更し、第 11 条とするものであります。
(4) 法務省令に定めるところに従い株主総会参考書類等のインターネットを利用した方法による開示及びみなし提供を可能とするため、現行定款を変更し、第 23 条を新設しようとするものであります。
(5) 会社法に定めるところに従い取締役会の決議を省略することができるよう、第 31 条第５項を新設しようとするものであります。
(6) 当社と社外取締役及び社外監査役との間に責任限定契約の締結を可能とするため、第 34 条及び第 40 条を新設しようとするものであります。なお、第 34 条の新設に関する議案を本総会に提出することにつきましては、監査役の同意を得ております。
(7) その他全般にわたり、用語及び表現等に所要の変更を行うとともに、関係条文を整備しようとするものであります。

2. 定款変更の内容

変更の内容は別紙のとおりであります。

3. 日程

定款変更のための株主総会開催日	平成 18 年 6 月 29 日（予定）
定款変更の効力発生日	平成 18 年 6 月 29 日（予定）

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03－5512－2676

株式会社三井住友フィナンシャルグループ　現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　更　案
（新　設）	**（機関）** 第４条　当会社は、株主総会及び取締役のほか、次の機関を置く。 １　取締役会 ２　監査役 ３　監査役会 ４　会計監査人
（公告方法） 第４条　当会社の公告は、日本経済新聞に掲載して行う。	**（公告方法）** 第５条　当会社の公告は、日本経済新聞に掲載する方法により行う。
（発行株式総数） 第５条　当会社の発行する株式の総数は、16,766,933株とし、このうち15,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、249,933株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	**（発行可能株式総数等）** 第６条　当会社の発行可能株式総数は、16,515,000株とする。
（新　設）	②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株、第四種優先株式が135,000株、第五種優先株式が250,000株、第六種優先株式が300,000株とする。
（新　設）	**（株券の発行）** 第７条　当会社は、株式に係る株券を発行する。
（自己株式の取得及び端株の買増し） 第５条の２　当会社は、商法第211条ノ３第１項第２号の規定により、取締役会の決議をもって自己株式を買い受けることができる。	**（自己の株式の取得）** 第８条　当会社は、会社法第165条第２項の規定に基づき、取締役会の決議によって、市場取引等により自己の株式を取得することができる。
②端株主は、株式取扱規程に定めるところにより、その端株と併せて１株となるべき端株を売り渡すべき旨を請求することができる。	**（端株の買増し）** 第９条　端株主は、株式取扱規程に定めるところにより、その端株と併せて１株となるべき端株を売り渡すべき旨を請求することができる。
（基準日） 第６条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使しうる株主（実質株主を含む。以下同じ）をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	**（基準日）** 第10条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使することができる株主（実質株主を含む。以下同じ）を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。

現　行　定　款	変　更　案
（名義書換代理人） 第７条　当会社は、株式及び端株につき名義書換代理人を置く。 ②名義書換代理人及びその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。 ③当会社の株主名簿、端株原簿及び株券喪失登録簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人等） 第11条　当会社は、株主名簿管理人及び端株原簿名義書換代理人を置く。 ②株主名簿管理人及び端株原簿名義書換代理人並びにそれらの事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。
（新　設）	④当会社の端株原簿の作成及び備置き、端株の買取り及び買増しその他端株に関する事務は、端株原簿名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。
（株式取扱規程） 第８条　当会社の発行する株券の種類並びに株式の名義書換、端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。	（株式取扱規程） 第12条　当会社の発行する株券の種類並びに株主名簿及び端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。
（優先配当金） 第９条　当会社は、第36条に定める利益配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録質権者（以下優先登録質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、それぞれ次に定める額の利益配当金（以下優先配当金という）を支払う。ただし、当該営業年度において第10条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額	（優先配当金） 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額

現　行　定　款	変　更　案
②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。	②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。
③優先株主または優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。	③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。
(優先中間配当金) 第10条　当会社は、第37条に定める中間配当を行うときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、それぞれ次に定める額の中間配当金（本定款において優先中間配当金という）を支払う。 第一種優先株式　1株につき 5,250円 第二種優先株式　1株につき14,250円 第三種優先株式　1株につき 6,850円 第四種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議をもって定める額 第五種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議をもって定める額 第六種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議をもって定める額	(優先中間配当金) 第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額の中間配当金（本定款において優先中間配当金という）を支払う。 第一種優先株式　1株につき 5,250円 第二種優先株式　1株につき14,250円 第三種優先株式　1株につき 6,850円 第四種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　1株につき優先配当金の額の2分の1を上限として発行に際して取締役会の決議によって定める額
(残余財産の分配) 第11条　当会社は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、それぞれ次に定める額を支払う。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 第四種優先株式　1株につき3,000,000円 第五種優先株式　1株につき3,000,000円 第六種優先株式　1株につき3,000,000円 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。	(残余財産の分配) 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額を支払う。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 第四種優先株式　1株につき3,000,000円 第五種優先株式　1株につき3,000,000円 第六種優先株式　1株につき3,000,000円 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。
(消却) 第12条　当会社は、いつでも優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。	(削　除)
②前項の消却は、いずれか一または複数の種類の優先株式につき行うことができる。	(削　除)

現　行　定　款	変　更　案
③当会社は、第五種優先株式及び第六種優先株式について、発行に際して取締役会の決議をもって定める時期及び市場実勢等を勘案して妥当と認められる価額にて、その一部または全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。	（取得条項） 第16条　当会社は、第五種優先株式及び第六種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。
（議決権） 第13条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。	**（議決権）** 第17条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
（株式の併合または分割、新株引受権等） 第14条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。 （新　設）	**（株式の併合または分割、募集株式の割当てを受ける権利等）** 第18条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。
（普通株式への転換） 第15条　第一種優先株主、第二種優先株主及び第三種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間（以下転換請求期間という）及び転換の条件は、完全子会社となる会社における商法第365条の規定による株主総会の決議をもって定める。 ②第四種優先株主及び第五種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換請求期間及び転換の条件は、発行に際して取締役会の決議をもって定める。	**（取得請求）** 第19条　第一種優先株主、第二種優先株主及び第三種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、株式会社三井住友銀行における旧商法第365条の規定に基づく株主総会の決議による。 ②第四種優先株主及び第五種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。

現行定款	変更案
(一斉転換) 第16条　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式及び第三種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、それぞれ次に定める額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が第一種優先株式及び第二種優先株式については500,000円、第三種優先株式については258,330円を下回るときは、それぞれ次に定める額をその金額で除して得られる数の普通株式となる。 第一種優先株式　１株につき3,000,000円 第二種優先株式　１株につき3,000,000円 第三種優先株式　１株につき1,000,000円	(一斉取得) 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第一種優先株式、第二種優先株式及び第三種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、それぞれ次に定める額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が第一種優先株式及び第二種優先株式については500,000円、第三種優先株式については258,330円を下回るときは、それぞれ次に定める額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 第一種優先株式　１株につき3,000,000円 第二種優先株式　１株につき3,000,000円 第三種優先株式　１株につき1,000,000円
②転換請求期間中に転換の請求がなされなかった第四種優先株式及び第五種優先株式は、一斉転換日をもって、当該優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議をもって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式となる。	②当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式及び第五種優先株式については、一斉取得日をもって、当該優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。
③前二項の普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。	③前二項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。
(優先順位) 第17条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。	(優先順位) 第21条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。
(端株) 第18条　第13条を除く本章の規定は、優先株式の端株にこれを準用する。	(削　除)
(招集) 第19条　定時株主総会は、毎営業年度終了後３ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。	(招集) 第22条　定時株主総会は、毎事業年度終了後３ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。

現　行　定　款	変　更　案
②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（新　設）	**（株主総会参考書類等のインターネット開示とみなし提供）** 第23条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。
（議長） 第20条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	**（議長）** 第24条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（決議の要件） 第21条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行う。 ②商法第343条の規定による特別決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。	**（決議の要件）** 第25条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。
（議決権の代理行使） 第22条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使しうる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。	**（議決権の代理行使）** 第26条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。
（種類株主総会） 第23条　第19条第２項、第20条及び第22条の規定は、種類株主総会にこれを準用する。	**（種類株主総会）** 第27条　第22条第２項、第23条、第24条及び第26条の規定は、種類株主総会にこれを準用する。
（員数） 第24条　当会社に、取締役３名以上を置く。	**（員数）** 第28条　当会社に、取締役３名以上を置く。
（選任決議） 第25条　取締役の選任決議は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	**（選任決議）** 第29条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。

現　行　定　款	変　更　案
（任期） 第26条　取締役の任期は、就任後２年内の最終の決算期に関する定時株主総会終結の時までとする。	**（任期）** 第30条　取締役の任期は、選任後２年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
（取締役会） 第27条　当会社の取締役全員をもって、取締役会を組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、取締役の過半数が出席し、その出席取締役の過半数をもって行う。	**（取締役会）** 第31条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。
（新　設）	⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。
（代表取締役、役付取締役） 第28条　取締役会の決議をもって、当会社を代表する取締役若干名を定める。 ②取締役会の決議をもって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。	**（代表取締役、役付取締役）** 第32条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。
（取締役の職掌） 第29条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。	**（取締役の職掌）** 第33条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。

現行定款	変更案
（新設）	（社外取締役との責任限定契約） 第34条　当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
（員数） 第30条　当会社に、監査役３名以上を置く。	（員数） 第35条　当会社に、監査役３名以上を置く。
（選任決議） 第31条　監査役の選任決議は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。	（選任決議） 第36条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
（任期） 第32条　監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結の時までとする。	（任期） 第37条　監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
（監査役会） 第33条　当会社の監査役全員をもって、監査役会を組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。	（監査役会） 第38条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。
（常任監査役） 第34条　監査役は、互選により常任監査役を定める。常任監査役は常勤とする。	（常任監査役） 第39条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。
（新設）	（社外監査役との責任限定契約） 第40条　当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。
（営業年度及び決算期） 第35条　当会社の営業年度は、毎年４月１日から翌年３月31日までとし、営業年度の末日を決算期とする。	（事業年度） 第41条　当会社の事業年度は、毎年４月１日から翌年３月31日までとする。
（利益配当） 第36条　利益配当金は、決算期における最終の株主名簿に記載または記録された株主または登録質権者及び端株原簿に記載または記録された端株主に支払うものとする。	（剰余金の配当） 第42条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、金銭による剰余金の配当を行うものとする。

現　行　定　款	変　更　案
（中間配当） 第37条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録質権者及び端株原簿に記載または記録された端株主に対し、商法第293条ノ５の規定による金銭の分配（本定款において中間配当という）を行うことができる。	（中間配当） 第43条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、中間配当を行うことができる。
（優先株式の転換と配当） 第38条　第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式及び第五種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	（削　除）
（利益配当金等の除斥期間） 第39条　利益配当金及び中間配当金が支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。	（配当金の除斥期間） 第44条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。

Exhibit A4(h)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendment of Articles of Incorporation

Tokyo, May 23, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting held today that a proposal concerning partial amendment to SMFG's Articles of Incorporation shall be made at the Annual Ordinary General Meeting of Shareholders for the fourth fiscal year scheduled to be held on June 29, 2006, as follows:

1. Purpose of Amendment

The following amendments will be proposed to accommodate the Articles of Incorporation to the Corporation Law (Law No. 86 of July 26, 2005):

(1) A new Article 4 will be provided concerning the governing bodies of SMFG.

(2) A new Article 7 will be provided concerning the issuance of share certificates.

(3) The present Article 7 will be amended to address share register agent and fractional share transfer agent, and renumbered to Article 11.

(4) A new Article 23 will be provided in order to enable SMFG to disclose through the internet such documents as reference documents for a general meeting of shareholders and deem such documents to be provided to shareholders pursuant to the provisions of the relevant Ministerial Ordinance of the Ministry of Justice, and the present Article will be amended accordingly.

(5) A new Paragraph 5 of Article 31 will be provided in order to enable SMFG to dispense with convocation of a meeting of the Board of Directors in order to decide on certain agenda, for which the Corporation Law would otherwise require resolutions at a meeting of the Board of Directors.

(6) New Article 34 and Article 40 will be provided in order to enable SMFG to conclude an agreement with outside Directors and outside Corporate Auditors to limit their liabilities. Directors of SMFG have obtained the consent of the Corporate Auditors to the new Article 34 being proposed to the Meeting of Shareholders.

(7) In addition to the foregoing amendments, terms and expressions across the Articles of Incorporations will be modified as appropriate and relevant Articles will be provided.

2. Details of Amendment

The Articles of Incorporation before and after the proposed amendments are set forth in the attached Exhibit.

3. Schedule

The day on which the Shareholders Meeting is scheduled to be held for the proposed amendments to the Articles of Incorporation: June 29, 2006

The day on which the proposed amendments to the Articles of Incorporation are expected to become effective: June 29, 2006

(Present Articles on Incorporation)
(Translation)

ARTICLES OF INCORPORATION

OF

KABUSHIKI KAISHA MITSUI SUMITOMO FINANSHARU GURUHPU

(SUMITOMO MITSUI FINANCIAL GROUP, INC.)

(As last amended as of June 29, 2004)

Chapter I. General Provisions

(Corporate Name)

Article 1.

The name of the Corporation shall be Kabushiki Kaisha Mitsui Sumitomo Finansharu Gruhpu, which, in English, shall be "Sumitomo Mitsui Financial Group, Inc.".

(Purposes)

Article 2.

The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:

(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Bank Law.

(2) Any business incidental to the business mentioned in the foregoing Item.

(Location of Head Office)

Article 3.

The head office of the Corporation shall be located in Chiyoda-ku, Tokyo.

(Method of Public Notice)

Article 4.

Public notices given by the Corporation shall be placed in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Authorized Shares)

Article 5.

The total number of shares the Corporation is authorized to issue shall be sixteen million seven hundred sixty-six thousand nine hundred thirty-three (16,766,933) shares, which shall consist of fifteen million (15,000,000) ordinary shares, sixty-seven thousand (67,000) type 1 preference shares, one hundred thousand (100,000) type 2 preference shares, eight hundred thousand (800,000) type 3 preference shares, two hundred forty-nine thousand nine hundred thirty-three (249,933) type 4 preference shares, two hundred fifty thousand (250,000) type 5 preference shares and three hundred thousand (300,000) type 6 preference shares; provided, however, that if any shares are retired or if any type 1 preference shares, any type 2 preference shares, any type 3 preference shares, any type 4 preference shares or any type 5 preference shares are converted into ordinary shares, the number of preference shares so retired or converted shall be subtracted from the total number of shares authorized to be issued and the number of relevant preference shares authorized to be issued.

(Purchase of Corporation's Own Shares and Request for Sale of Fractional Shares)

Article 5-2

1. The Corporation may purchase its own shares by resolution of the board of directors pursuant to Article 211-3, paragraph 1, item (2) of the Commercial Code.

2. A holder of a fractional share (hakabu) may request the Corporation for sale of a fractional share pursuant to the Share-Handling Rules so as to make one share from such fractional shares.

(Record Date)

Article 6.

1. The Corporation shall treat the shareholders (including the beneficial shareholders (jisshitsu kabunushi), hereinafter regarded as the same) entitled to vote and appearing or recorded on the register of shareholders (including the beneficial shareholders' list (jisshitsu kabunushi meibo), hereinafter regarded as the same) at the close of March 31 of each year as the shareholders entitled to exercise their

rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date.

2. In addition to the foregoing Paragraph, the Corporation may, upon giving prior public notice, fix a record date whenever necessary.

(Transfer Agent)

Article 7.

1. The Corporation shall have a transfer agent in relation to its shares and fractional shares.

2. The transfer agent and its place of business shall be selected by resolution of the board of directors and a public notice thereof shall be given.

3. The register of shareholders, the register of fractional shares and the register of lost shares of the Corporation shall be kept at the place of business of the transfer agent. The recording of transfers of shares on the register of shareholders, the description and recording on the register of fractional shares, the purchase and sale of fractional shares and any other procedural matters pertaining to shares and fractional shares of the Corporation shall be handled by the transfer agent and the Corporation shall not handle any such matters.

(Share-Handling Rules)

Article 8.

The types and denominations of share certificates to be issued by the Corporation, the recording of transfers of shares on the register of shareholders, the description and recording on the register of fractional shares, the purchase and sale of fractional shares and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.

CHAPTER III. Preference Shares

(Preferred Dividends)

Article 9.

1. In the event that the Corporation pays dividends of profit pursuant to Article 36 hereof, the Corporation shall pay to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter

referred to as the "Registered Ordinary Pledgees"), dividends of profit (hereinafter referred to as the "Preferred Dividends") in the amounts set forth below, respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 10 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

The type 1 preference shares:	10,500 yen per share
The type 2 preference shares:	28,500 yen per share
The type 3 preference shares:	13,700 yen per share
The type 4 preference shares:	amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 5 preference shares:	amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 6 preference shares:	amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

2. If the amount of dividends of profit paid to the Preference Shareholders or the Registered Preference Pledgees is less than the amount of the Preferred Dividends Amount in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Pledgees.

(Preferred Interim Dividends)

Article 10.

In the event that the Corporation pays Interim Dividends pursuant to Article 37 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amounts set forth below, respectively.

The type 1 preference shares:	5,250 yen per share
The type 2 preference shares:	14,250 yen per share
The type 3 preference shares:	6,850 yen per share
The type 4 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance

	of the shares
The type 5 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 6 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares

(Liquidation Distributions of Residual Assets)

Article 11.

1. In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Pledgees, a distribution in the amounts set forth below, respectively.

The type 1 preference shares:	3,000,000 yen per share
The type 2 preference shares:	3,000,000 yen per share
The type 3 preference shares:	1,000,000 yen per share
The type 4 preference shares:	3,000,000 yen per share
The type 5 preference shares:	3,000,000 yen per share
The type 6 preference shares:	3,000,000 yen per share

2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Pledgees.

(Retirement of Preference Shares)

Article 12.

1. The Corporation may purchase preference shares at any time and retire such preference shares by reducing the profits distributable to shareholders by an amount equal to the purchase price thereof.

2. The retirement of preference shares mentioned in the foregoing Paragraph may be made with respect to any one or more types of preference shares.

3. The Corporation may redeem a part or the whole of the type 5 preference shares or the type 6 preference shares at such time as determined by resolution of the board of directors relating to the issuance of the relevant preference shares and at redemption price regarded to be appropriate in light of market price, etc. In the event that a part of such preference shares are redeemed, the preference shares to

be redeemed shall be decided by lottery or by any other appropriate method.

(Voting Rights)

Article 13.

No Preference Shareholder shall have any voting rights at a general meeting of shareholders; provided that if a proposal to pay the Preferred Dividends is not submitted to an ordinary general meeting of shareholders, or if such a proposal is submitted but rejected at an ordinary general meeting of shareholders, the Preference Shareholders shall have voting rights from the time of the ordinary general meeting of shareholders to which such proposal is not submitted, or from the time of conclusion of the ordinary general meeting of shareholders at which such proposal is rejected, as the case may be, until a resolution to pay the Preferred Dividends is made by an ordinary general meeting of shareholders.

(Consolidation or Splits of Shares; Pre-emptive Rights to Subscribe for New Shares, etc.)

Article 14.

1. Except as otherwise provided by applicable law, no consolidation or splits of shares shall be made with respect to preference shares.

2. The Corporation shall not give the Preference Shareholders pre-emptive rights to subscribe for new shares or rights to subscribe for bonds with rights to acquire new shares.

(Conversion to Ordinary Shares)

Article 15.

1. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares or the type 3 preference shares may request the Corporation to convert his or her preference shares into ordinary shares. The period during which the conversion may be requested (hereinafter referred to as the "Conversion Period") and the terms and conditions of conversion shall be determined by resolution made in accordance with the provisions of Article 365 of the Commercial Code, of a shareholders meeting of a corporation which becomes a Wholly-owned Subsidiary of the Corporation.

2. A Preference Shareholder of the type 4 preference shares or the type 5 preference shares may request the Corporation to convert his or her preference shares into ordinary shares. The terms and conditions of conversion shall be determined by resolution of the board of directors relating to the issuance of the relevant preference shares.

(Mandatory Conversion)

Article 16.

1. Any type 1 preference share, type 2 preference share or type 3 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the date immediately following the last day of the Conversion Period (hereinafter referred to as the "Mandatory Conversion Date"), into such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than, in the case of the type 1 preference shares or the type 2 preference shares, five hundred thousand yen (¥500,000) or, in the case of the type 3 preference shares, two hundred fifty-eight thousand three hundred thirty yen (¥258,330), then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the relevant amount described above:

The type 1 preference shares:	3,000,000 yen per share
The type 2 preference shares:	3,000,000 yen per share
The type 3 preference shares:	1,000,000 yen per share

2. Any type 4 preference share or type 5 preference share with respect to which conversion has not been requested during the Conversion Period shall be mandatorily converted, as of the Mandatory Conversion Date, into such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Conversion Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five hundred thousand yen (¥500,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be converted into such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution.

3. Any fraction of less than one hundredth (1/100) of one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing two

Paragraphs shall be treated *mutatis mutandis* in accordance with the provisions of the Commercial Code relating to consolidation of shares.

(Preference Order)

Article 17.

The preference order of payment of Preferred Dividends, Preferred Interim Dividends and liquidation distributions of residual assets for preference shares issued by the Corporation shall be the same among the various types of preference shares.

(Fractional Shares)

Article 18.

The provisions in this Chapter other than the provisions of Article 13 shall apply *mutatis mutandis* to fractional shares of preference shares.

Chapter IV. General Meetings of Shareholders

(Convocation)

Article 19.

1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.

2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

(Chairman)

Article 20.

The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

(Requirement for Resolutions)

Article 21.

1. Except as otherwise provided by applicable law or by these Articles of Incorporation, all resolutions at a general meeting of shareholders shall be adopted by a majority of all the voting rights held by the shareholders present thereat.

2. A special majority resolution under Article 343 of the Commercial Code shall be adopted by two thirds or more of the voting rights held by the shareholders present at a general meeting of shareholders, who hold at least one third of the voting rights held by all the shareholders of the Corporation.

(Exercise of Voting Rights by Proxy)

Article 22.

1. A shareholder may exercise his or her voting rights by proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Corporation.

2. Either a shareholder or his or her proxy shall submit power of attorney to the Corporation.

(Shareholders' Meeting of a Particular Class of Shares)

Article 23.

The provisions of Paragraph 2 of Article 19, Article 20 and Article 22 hereof shall be applied *mutatis mutandis* to a shareholders' meeting of a particular class of shares.

Chapter V. Directors and Board of Directors

(Number of Directors)

Article 24.

The Corporation shall have three or more directors.

(Election)

Article 25.

1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the general meeting of shareholders and who hold not less than one third of

voting rights of all the shareholders.

2. Such resolution may not be adopted by cumulative voting.

(Term of Office)

Article 26.

The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after his or her assumption of office.

(Board of Directors)

Article 27.

1. The board of directors shall consist of all the directors of the Corporation currently in office.

2. Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.

3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors are present, by a majority of such directors present at such meeting.

(Representative Directors, Titled Directors)

Article 28.

1. The board of directors shall by its resolution appoint one or more directors who shall have the authority to represent the Corporation.

2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.

(Powers and Duties of Directors)

Article 29.

1. The director-chairman shall preside over the board of directors.

2. The director-deputy chairmen shall assist the director-chairman.

3. The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.

4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.

Chapter VI. Statutory Auditors and Board of Statutory Auditors

(Number of Statutory Auditors)

Article 30.

The Corporation shall have three or more statutory auditors.

(Election)

Article 31.

A resolution for the election of statutory auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders.

(Term of Office)

Article 32.

The term of office of a statutory auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after his or her assumption of office.

(Board of Statutory Auditors)

Article 33.

1. The board of statutory auditors shall consist of all the statutory auditors of the Corporation currently in office.

2. Notice of a meeting of the board of statutory auditors shall be given to each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

3. Except as otherwise provided by applicable law, all resolutions of the board of statutory auditors shall be adopted at a meeting of the board of statutory auditors, by a majority of the statutory auditors.

(Standing Statutory Auditors)

Article 34.

The statutory auditors shall appoint one or more standing statutory auditors from among themselves. The standing statutory auditor(s) shall serve on a full-time basis.

Chapter VII. Accounts

(Fiscal Year and Accounts-Closing Date)

Article 35.

The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year, and the last day of a fiscal year shall be the accounts-closing date.

(Dividends of Profit)

Article 36.

Dividends of profit shall be paid to the shareholders or the registered pledgees appearing or recorded on the final register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares at the close of an accounts-closing date.

(Interim Dividends)

Article 37.

The Corporation may, by resolution of a meeting of the board of directors, distribute cash payable in accordance with Article 293-5 of the Commercial Code (referred to throughout these Articles of Incorporation as "Interim Dividends") to the shareholders or the registered pledgees appearing or recorded on the register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares at the close of September 30 of each year.

(Conversion of Preference Shares and Dividends)

Article 38.

The first dividends of profit or Interim Dividends on the ordinary shares and the fractional shares of the ordinary shares issued upon conversion of the type 1 preference shares, the type 2 preference shares, the type 3 preference shares, the type 4 preference shares and the type 5 preference shares shall be paid on the assumption that the conversion took place on April 1 if the request for such conversion or mandatory conversion is made during the period from April 1 to September 30 of the same year, or on October 1 if such request or mandatory conversion is made during the period from October 1 to March 31 of the following year.

(Period of Limitations for Dividends of Profit, etc.)

Article 39.

If any dividend of profit or any Interim Dividend shall remain unreceived after expiration of five years from the day on which such dividend of profit or Interim Dividend shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividend of profit or Interim Dividend.

(End)

(Articles of Incorporation as Amended)
(Translation)

ARTICLES OF INCORPORATION

OF

KABUSHIKI KAISHA MITSUI SUMITOMO FINANSHARU GURUHPU

(SUMITOMO MITSUI FINANCIAL GROUP, INC.)

Chapter I. General Provisions

(Corporate Name)

Article 1.

The name of the Corporation shall be Kabushiki Kaisha Mitsui Sumitomo Finansharu Gruhpu, which, in English, shall be "Sumitomo Mitsui Financial Group, Inc.".

(Purposes)

Article 2.

The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:

(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Bank Law.

(2) Any business incidental to the business mentioned in the foregoing Item.

(Location of Head Office)

Article 3.

The head office of the Corporation shall be located in Chiyoda-ku, Tokyo.

(Governing Bodies)

Article 4.

The Corporation shall have the following governing bodies in addition to meetings of shareholders and directors:

(1) board of directors;
(2) corporate auditors;
(3) board of corporate auditors; and
(4) accounting auditor

(Method of Public Notice)

Article 5.

Public notices given by the Corporation shall be made by placing them in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Authorized Shares, etc.)

Article 6.

1. The total number of shares the Corporation is authorized to issue shall be sixteen million five hundred fifteen thousand (16,515,000) shares.

2. The total number of shares the Corporation is authorized to issue shall consist of fifteen million (15,000,000) ordinary shares, thirty-five thousand (35,000) type 1 preference shares, one hundred thousand (100,000) type 2 preference shares, six hundred ninety-five thousand (695,000) type 3 preference shares, one hundred thirty-five thousand (135,000) type 4 preference shares, two hundred fifty thousand (250,000) type 5 preference shares and three hundred thousand (300,000) type 6 preference shares.

(Issuance of Share Certificates)

Article 7.

The Corporation shall issue share certificates with respect to its shares of stock.

(Acquisition of Corporation's Own Shares)

Article 8.

The Corporation may, by resolution of the board of directors, acquire its own

shares through market transactions as well as by other means pursuant to Paragraph 2 of Article 165 of the Corporation Law.

(Purchase of Fractional Share)

Article 9.

A holder of a fractional share (hakabu) may request the Corporation for sale of a fractional share pursuant to the Share-Handling Rules so as to make one share from such fractional share.

(Record Date)

Article 10.

1. The Corporation shall treat the shareholders (including the beneficial shareholders (jisshitsu kabunushi), hereinafter regarded as the same) entitled to vote and appearing or recorded on the register of shareholders (including the beneficial shareholders' list (jisshitsu kabunushi meibo), hereinafter regarded as the same) at the close of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for the fiscal year ending on that date.

2. In addition to the foregoing Paragraph, the Corporation may, upon giving prior public notice, fix a record date whenever necessary.

(Share Register Agent)

Article 11.

1. The Corporation shall have a share register agent and a fractional share transfer agent.

2. The share register agent and the fractional share transfer agent, and their place of business shall be decided by resolution of the board of directors and a public notice thereof shall be given.

3. Preparation, keeping and other administrative matters of, or relating to, the register of shareholders, the register of share purchase warrants and the register of lost share certificates of the Corporation shall be entrusted to the share register agent, and the Corporation shall not handle any such matters.

4. Preparation and keeping of the register of fractional shares, purchase and sale of fractional shares and other administrative matters relating to fractional shares shall be handled by the fractional share transfer agent, and the Corporation shall not handle any such matters.

(Share-Handling Rules)

Article 12.

The types and denominations of share certificates to be issued by the Corporation, the entry and recording on the register of shareholders and on the register of fractional shares, the purchase and sale of fractional shares and all other matters pertaining to the handling of shares of the Corporation and the fees therefor shall be governed by the Share-Handling Rules to be enacted by the board of directors.

CHAPTER III. Preference Shares

(Preferred Dividends)

Article 13.

1. In the event that the Corporation distributes dividends of surplus pursuant to Article 42 hereof, the Corporation shall distributes to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Share Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Share Pledgees"), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the "Preferred Dividends"), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 14 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

The type 1 preference shares:	10,500 yen per share
The type 2 preference shares:	28,500 yen per share
The type 3 preference shares:	13,700 yen per share
The type 4 preference shares:	amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 5 preference shares:	amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 6 preference shares:	amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

2. If the amount of cash dividends of surplus paid to the Preference Shareholders or the Registered Preference Share Pledgees is less than the amount of the Preferred

Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Share Pledgees.

(Preferred Interim Dividends)

Article 14.

In the event that the Corporation pays Interim Dividends pursuant to Article 43 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amounts set forth below, respectively.

The type 1 preference shares:	5,250 yen per share
The type 2 preference shares:	14,250 yen per share
The type 3 preference shares:	6,850 yen per share
The type 4 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 5 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares
The type 6 preference shares:	amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares

(Liquidation Distributions of Residual Assets)

Article 15.

1. In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, a distribution in the amounts set forth below, respectively.

The type 1 preference shares:	3,000,000 yen per share
The type 2 preference shares:	3,000,000 yen per share

The type 3 preference shares:	1,000,000 yen per share
The type 4 preference shares:	3,000,000 yen per share
The type 5 preference shares:	3,000,000 yen per share
The type 6 preference shares:	3,000,000 yen per share

2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Share Pledgees.

(Provisions for Acquisition)

Article 16.

The Corporation may acquire a part or the whole of the type 5 preference shares or the type 6 preference shares (i) on or after such day as shall be reasonably determined by resolution of the board of directors by the time such preference shares are first issued, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, etc. In the event that a part of such preference shares are acquired, the preference shares to be acquired shall be decided by lottery or by proportional allotment.

(Voting Rights)

Article 17.

No Preference Shareholder shall have any voting rights at a general meeting of shareholders; provided that if a proposal to pay the Preferred Dividends is not submitted to an ordinary general meeting of shareholders, or if such a proposal is submitted but rejected at an ordinary general meeting of shareholders, the Preference Shareholders shall have voting rights from the time of the ordinary general meeting of shareholders to which such proposal is not submitted, or from the time of conclusion of the ordinary general meeting of shareholders at which such proposal is rejected, as the case may be, until a resolution to pay the Preferred Dividends is made by an ordinary general meeting of shareholders.

(Consolidation or Splits of Shares; Rights to Receive Allotment of Offered Shares, etc.)

Article 18.

1. Except as otherwise provided by applicable law, no consolidation or splits of shares shall be made with respect to preference shares.

2. The Corporation shall not give the Preference Shareholders any rights to receive allotment of offered shares or share purchase warrants with respect to offered shares.

3. The Corporation shall not allot free of charge any shares of stock or share purchase warrants to the Preference Shareholders

(Request for Acquisition of Shares)

Article 19.

1. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares or the type 3 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The period during which the acquisition may be requested (hereinafter referred to as the "Acquisition Request Period") and the terms and conditions of acquisition are as stipulated in the resolution made in accordance with the provisions of Article 365 of the old Commercial Code, of a shareholders meeting of Sumitomo Mitsui Banking Corporation.

2. A Preference Shareholder of the type 4 preference shares or the type 5 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The terms and conditions of acquisition shall be reasonably determined by resolution of the board of directors by the time of the first issuance of the relevant preference shares.

(Mandatory Acquisition)

Article 20.

1. Any type 1 preference share, type 2 preference share or type 3 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the "Mandatory Acquisition Date"), in exchange for such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than, in the case of the type 1 preference shares or the type 2 preference shares, five hundred thousand yen (¥500,000) or, in the case of the type 3 preference shares, two hundred fifty-eight thousand three hundred thirty yen (¥258,330), then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the relevant amount described above:

The type 1 preference shares:	3,000,000 yen per share
The type 2 preference shares:	3,000,000 yen per share
The type 3 preference shares:	1,000,000 yen per share

2. Any type 4 preference share or type 5 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the Mandatory Acquisition Date, in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acqusition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five hundred thousand yen (¥500,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution.

3. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing two Paragraphs shall be treated in accordance with the provisions of Article 234 of the Corporation Law.

(Preference Order)

Article 21.

The preference order of payment of Preferred Dividends, Preferred Interim Dividends and liquidation distributions of residual assets for preference shares issued by the Corporation shall be the same among the various types of preference shares.

Chapter IV. General Meetings of Shareholders

(Convocation)

Article 22.

1. An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.

2. Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the

directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

(Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision)

Article 23

In connection with convocation of a general meeting of shareholders the Corporation may deem that the information relating to the matters to be described or shown in the reference documents for the shareholders meeting, the business report, financial statements and the consolidated financial statements, is provided to the shareholders by disclosing such information by internet as provided in the relevant Ministerial Ordinance of the Ministry of Justice.

(Chairman)

Article 24.

The director-chairman or the director-president shall act as chairman at all general meetings of shareholders. Should both the director-chairman and the director-president fail or be unable to act, another of the directors shall act in their place in accordance with the seniority established in advance by the board of directors.

(Requirement for Resolutions)

Article 25.

1. Except as otherwise provided by applicable law or by these Articles of Incorporation, all resolutions at a general meeting of shareholders shall be adopted by a majority of all the voting rights held by the shareholders present thereat who are entitled to exercise the voting rights.

2. A resolution under Paragraph 2 of Article 309, of the Corporation Law shall be adopted by two thirds or more of the voting rights held by the shareholders present at a general meeting of shareholders, who hold at least one third of the voting rights held by all the shareholders of the Corporation who are entitled to exercise the voting rights.

(Exercise of Voting Rights by Proxy)

Article 26.

1. A shareholder may exercise his or her voting rights by one proxy; provided, however, that the proxy must be a shareholder entitled to vote at the relevant general meeting of shareholders of the Corporation.

2. Either a shareholder or his or her proxy shall submit power of attorney to the Corporation.

(Shareholders' Meeting of a Particular Class of Shares)

Article 27.

The provisions of Paragraph 2 of Article 22, Article 23, Article 24 and Article 26 hereof shall be applied *mutatis mutandis* to a shareholders' meeting of a particular class of shares.

Chapter V. Directors and Board of Directors

(Number of Directors)

Article 28.

The Corporation shall have three or more directors.

(Election)

Article 29.

1. A resolution for the election of directors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the general meeting of shareholders and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights.

2. Such resolution may not be adopted by cumulative voting.

(Term of Office)

Article 30.

The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director.

(Board of Directors)

Article 31.

1. The board of directors shall consist of all the directors of the Corporation currently in office.

2. Except as otherwise provided by applicable law, the director-chairman shall

convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.

3. Notice of a meeting of the board of directors shall be given to each director and each statutory auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

4. Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.

5. In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.

(Representative Directors, Titled Directors)

Article 32.

1. The board of directors shall by its resolution elect one or more representative directors.

2. The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.

(Powers and Duties of Directors)

Article 33.

1. The director-chairman shall preside over the board of directors.

2. The director-deputy chairmen shall assist the director-chairman.

3. The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.

4. The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.

(Limitation of Liability Agreement with Outside Directors)

Article 34.

Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside director an agreement to limit the liability of the outside director under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Chapter VI. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)

Article 35.

The Corporation shall have three or more corporate auditors.

(Election)

Article 36.

A resolution for the election of corporate auditors shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders who are present at the general meeting and who hold not less than one third of voting rights of all the shareholders who are entitled to exercise the voting rights.

(Term of Office)

Article 37.

The term of office of a corporate auditor shall expire upon conclusion of the ordinary general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor.

(Board of Corporate Auditors)

Article 38.

1. The board of corporate auditors shall consist of all the corporate auditors of the

Corporation currently in office.

2. Notice of a meeting of the board of corporate auditors shall be given to each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.

3. Except as otherwise provided by applicable law, all resolutions of the board of corporate auditors shall be adopted at a meeting of the board of corporate auditors, by a majority of the corporate auditors.

(Standing Corporate Auditors)

Article 39.

The board of corporate auditors shall elect by its resolution one or more standing corporate auditors. The standing corporate auditor(s) shall serve on a full-time basis.

(Limitation of Liability Agreement with Outside Corporate Auditors)

Article 40.

Pursuant to Paragraph 1 of Article 427 of the Corporation Law, the Corporation may conclude with an outside corporate auditor an agreement to limit the liability of the outside corporate auditor under Paragraph 1 of Article 423 of the Corporation Law, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Chapter VII. Accounts

(Fiscal Year)

Article 41.

The fiscal year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the following year.

(Dividends of Surplus)

Article 42.

Cash dividends of surplus shall be made by the Corporation pursuant to a resolution of a general meeting of shareholders to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares as of the last day of a fiscal year.

(Interim Dividends)

Article 43.

The Corporation may, by resolution of a meeting of the board of directors, distribute interim dividends to the shareholders or the registered share pledgees appearing or recorded on the final register of shareholders and to the holders of fractional shares appearing or recorded on the register of fractional shares at the close of September 30 of each year.

(Period of Limitations for Dividends)

Article 44.

If any cash dividends shall remain unreceived after expiration of five years from the day on which such dividends shall have become due and payable, the Corporation shall be relieved of its obligation to pay such dividends.

(End)

平成１８年5月２５日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

大和証券と三井住友銀行の個人分野における協働について

当社の連結子会社である株式会社三井住友銀行が、本日別添のプレスリリースを公表しましたので、お知らせします。

以　　上

【本件に関するお問い合わせ先】
広報部　石田　Tel：03-5512-2676

平成１８年5月２５日

各　位

株式会社 三井住友銀行
大和証券株式会社

大和証券と三井住友銀行の個人分野における協働について

大和証券グループ及び三井住友フィナンシャルグループは、平成１１年４月に共同で大和証券ＳＭＢＣを設立し、ホールセール証券業務における協働を開始したことに続いて、平成１７年１０月には、エヌ・アイ・エフＳＭＢＣベンチャーズに両グループのベンチャーキャピタル事業の統合を行う等連携の幅を広げて参りました。この度、大和証券株式会社（代表取締役社長：鈴木　茂晴　以下、大和証券）及び株式会社三井住友銀行（頭取：奥　正之　以下、ＳＭＢＣ）は、個人向け金融サービスの提供体制整備等、個人分野における協働について合意いたしました。

個人のお客さまの金融機関に対するニーズは極めて高度且つ専門的なものに変容しつつあります。本協働の目的は、両社の持つノウハウ・商品・ネットワーク等を相互に活用することで高品質かつ利便性の高い個人向け金融サービスを提供し、こうしたニーズの変化に迅速かつ的確に対応して行くことにあります。

具体的には、関係当局の承認等を前提に、以下の施策を両社の協働を通じて展開していく予定です。

合意した協働施策

① ＳＭＢＣにおける「ダイワＳＭＡ」の取扱開始

ＳＭＢＣと大和証券は平成１８年下期を目処に証券仲介業務に関する業務提携を行い、ＳＭＢＣの富裕層のお客様に対して「ダイワＳＭＡ」の提供を開始する予定です。当面は、最低契約金額は１０億円に設定する予定です。

「ダイワＳＭＡ」は、大和証券グループの高い運用能力、多様な資産運用ニーズにきめ細かく対応できるカスタマイズ性等、「国内ＳＭＡナンバーワン・ブランド」に相応しい内容を兼ね備え、国内における投資顧問型ＳＭＡの先駆けとなった大和証券の戦略サービスであり、お客さまのニーズに確実に応えることにより、平成１８年3月末時点で１５９０億円の契約資産残高を有するに至っております。

従来よりＳＭＢＣでは、富裕層のお客さまに対しては、その資産運用ニーズに応じてオーダーメイドのソリューションをご提供してきておりますが、この「ダイワＳＭＡ」の取扱開始により、特に株式運用を志向されるお客さまに対して、更なる商品・サービスラインアップの拡充が実現できるものと考えております。また、大和証券にとっては、ＳＭＢＣの顧客基盤を活用し、「ダイワＳＭＡ」の契約資産残高の更なる増加を実現できるものと考えております。

② 大和証券によるＳＭＢＣローンの取次開始

大和証券とＳＭＢＣはローン商品の取扱についても協働体制を新たに構築し、平成１８年度上期中を目処に、大和証券のお客さまのお借入ニーズを大和証券がＳＭＢＣに対して取次ぐ体制を整備する予定です。当初の対象商品は住宅ローンとする予定ですが、お客さまのニーズ動向等を勘案しながら、対象商品をアパートローンにも拡大することを検討する予定です。

大和証券は、お客さまの資金調達ニーズに関する体制を整備することにより、従来以上に包括的な資産管理・資産運用アドバイスを実現できることになります。また、ＳＭＢＣにとっては、大和証券が展開する営業拠点網を活用することで、現在、ＳＭＢＣとしてチャネルが整備されていない地域を中心に、住宅ローンの増強を図って行きたいと考えております。

③ その他の協働施策

上記に加え、両グループの強みを相互に活用することで、お客さまへの付加価値向上にシナジーが発揮できる分野について、協働の検討を進めていく予定にしております。具体的には、資金決済面における利便性向上、ネット上での連携強化、支店現金事務の効率化推進等を検討していく予定です。

以　上

【本件に関するお問い合わせ先】

大和証券グループ本社	広報部	金子、栗原、見澤、渕ノ上	Tel：03-3243-3177
三井住友銀行	広報部	森田	Tel：03-5512-2679

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Collaboration between Daiwa Securities Co., Ltd and Sumitomo Mitsui Banking Corporation in Retail Business Area

TOKYO, May 25, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of SMFG, has published the attached press release today.

May 25, 2006

Sumitomo Mitsui Banking Corporation
Daiwa Securities Co. Ltd.

Press Release

Notice Regarding Collaboration Between Daiwa Securities Co. Ltd. and Sumitomo Mitsui Banking Corporation in Retail Business Area

Attention
This document is an unofficial translation (by Daiwa Securities Group Inc. and Sumitomo Mitsui Banking Corporation) of a press release announced on May 25, 2006 by Daiwa Securities Co. Ltd. and Sumitomo Mitsui Banking Corporation. The original press release is in Japanese.

The Daiwa Securities Group and Sumitomo Mitsui Financial Group have been expanding their alliances. In April 1999, the two groups established Daiwa Securities SMBC Co. Ltd. and started the alliance in the investment banking business. In October 2005, they integrated their venture capital businesses to form NIF SMBC Ventures Co., Ltd.

This time, Daiwa Securities Co. Ltd. ("Daiwa Securities," President: Shigeharu Suzuki) and Sumitomo Mitsui Banking Corporation ("SMBC," President: Masayuki Oku) agreed to collaborate in the retail business by such means as developing a platform to offer financial services to individuals.

The changing needs of individual clients towards financial institutions have become more sophisticated and specialized. The purposes of the collaboration are to meet such clients' needs quickly and appropriately by mutually utilizing each company's know-how, products and networks, and to provide high quality and convenient financial services to individual clients.

In particular, subject to regulatory approval, Daiwa Securities and SMBC will promote the following collaborations.

1. Measures of collaboration

(1) Introducing "Daiwa SMA" through SMBC's marketing channels

SMBC and Daiwa Securities will make an alliance regarding securities intermediary business and aim to offer "Daiwa SMA (Separately Managed Account)" to SMBC's affluent clients beginning in the second half of fiscal 2006. For the time being, the minimum contract amount for the services will be 1 billion yen.

"Daiwa SMA", a Daiwa Securities' strategic service, is a pioneer as an investment advisory type SMA service in Japan. It is a customized service to satisfy clients' various investment needs and is supported by high capability on asset management. As a result, it keeps proper qualification as "the No.1 brand in Japanese SMA" and the total contract balance as of March 31, 2006 has reached 159 billion yen due to its precise response to its customers' needs.

SMBC has been offering customized solutions to its affluent clients in accordance with their investment needs. The introduction of Daiwa SMA will enable SMBC to further expand its investment product lineup and financial services especially for the clients who are interested in equity investments. On the other hand, Daiwa Securities can further increase the total contract balance of "Daiwa SMA", leveraging on SMBC's client base.

(2) Introducing SMBC's loan products through Daiwa Securities' marketing channels

Daiwa Securities and SMBC will build a new scheme to offer SMBC's loan products to Daiwa Securities' clients during the first half of fiscal 2006. Daiwa Securities aims to introduce its clients with borrowing needs to SMBC. For the time being, SMBC's loan products to be introduced to Daiwa Securities' clients will be limited to residential mortgage loans. However, subject to clients' needs, Daiwa Securities and SMBC will consider adding non-residential mortgage loans to the product lineup.

By preparing proper system to meet its clients' borrowing needs, Daiwa Securities will be able to offer comprehensive advice on their asset management. On the other hand, SMBC aims to increase the balance of mortgage loans by leveraging the business network of Daiwa Securities, mainly in areas where SMBC does not have its marketing channels currently.

(3) Other measures of collaboration

In addition to the above, Daiwa Securities and SMBC plan to consider collaborating in areas where they can mutually utilize their strengths in order to offer more value-added services to their clients. Specifically, the two companies plan to consider collaboration in improving clients' convenience of payment and settlement, strengthening Internet-based services, and promoting efficiency of cash management operations in marketing channels, etc.